      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 25, 1995



                                                       REGISTRATION NO. 33-58661

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                        ALL AMERICAN SEMICONDUCTOR, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                             5065                            59-2814714
(State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
 incorporation or organization)      Classification Code Number)           Identification Number)

                             ---------------------
                          16115 NORTHWEST 52ND AVENUE
                              MIAMI, FLORIDA 33014
                                 (305) 621-8282
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
              PAUL GOLDBERG, CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                        ALL AMERICAN SEMICONDUCTOR, INC.
                          16115 NORTHWEST 52ND AVENUE
                              MIAMI, FLORIDA 33014
                                 (305) 621-8282
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                              COPIES TO:
              ALAN D. AXELROD, ESQ.                               RICHARD A. LIPPE, ESQ.
   RUBIN BAUM LEVIN CONSTANT FRIEDMAN & BILZIN         MELTZER, LIPPE, GOLDSTEIN, WOLF, SCHLISSEL &
        2500 FIRST UNION FINANCIAL CENTER                              SAZER, P.C.
            MIAMI, FLORIDA 33131-2336                               190 WILLIS AVENUE
                  (305) 374-7580                                 MINEOLA, NEW YORK 11501
                                                                      (516) 747-0300

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. /X/

                        CALCULATION OF REGISTRATION FEE


------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                            PROPOSED MAXIMUM PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF              AMOUNT TO     OFFERING PRICE    AGGREGATE       AMOUNT OF
        SECURITIES TO BE REGISTERED          BE REGISTERED     PER SHARE     OFFERING PRICE REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value...............   5,232,500(1)    $ 1.984(2)    $10,381,280(2)      $3,580
------------------------------------------------------------------------------------------------------------
Underwriter's Common Stock Purchase
  Warrants(3)...............................     523,250        $.00002       $        10        $    1
------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value(4)............     210,000       $ 1.984(2)    $   416,640(2)      $ 144
------------------------------------------------------------------------------------------------------------
Total Registration Fee......................................................................    $3,725(5)
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------


(1) Includes 682,500 shares of Common Stock that may be issued if the Underwriter's over-allotment option is exercised in full.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based upon the high and low price of the Common Stock on April 11, 1995.
(3) To be issued to the Underwriter of this offering (assumes the Underwriter's over-allotment option has been exercised in full). See "UNDERWRITING."

(4) Includes 180,000 shares of Common Stock underlying existing warrants and 30,000 "restricted shares" of Common Stock issued pursuant to the exercise of a warrant which are being registered for future sale. See "CONCURRENT REGISTRATION OF SHARES FOR FUTURE SALE BY WARRANT HOLDERS."


(5) A Registration Fee in the amount of $4,063 was previously paid in connection with the initial filing of this Registration Statement on April 17, 1995.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        ALL AMERICAN SEMICONDUCTOR, INC.

                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K
                     SHOWING LOCATION IN THE PROSPECTUS OF
                   INFORMATION REQUIRED BY ITEMS OF FORM S-1

             REGISTRATION STATEMENT
            ITEM, NUMBER AND CAPTION                   CAPTION OR LOCATION IN PROSPECTUS
------------------------------------------------  --------------------------------------------
  1. Forepart of the Registration Statement and
     Outside Front Cover Page of Prospectus.....  Outside Front Cover Page
  2. Inside Front and Outside Back Cover Pages
     of Prospectus..............................  Inside Front and Outside Back Cover Pages of
                                                  Prospectus
  3. Summary Information, Risk Factors and Ratio
     of Earnings to Fixed Charges...............  Prospectus Summary; Risk Factors
  4. Use of Proceeds............................  Prospectus Summary; Use of Proceeds
  5. Determination of Offering Price............  Outside Front Cover Page; Underwriting
  6. Dilution...................................  Dilution
  7. Selling Security Holders...................  Not Applicable
  8. Plan of Distribution.......................  Outside Front Cover Page; Underwriting;
                                                  Concurrent Registration of Shares for Future
                                                  Sale by Warrant Holders
  9. Description of Securities to be
     Registered.................................  Outside Front Cover Page; Dividend Policy;
                                                  Description of Securities
 10. Interests of Named Experts and Counsel.....  Legal Matters; Experts
 11. Information With Respect to the
     Registrant.................................  Outside Front Cover Page; Prospectus
                                                  Summary; Risk Factors; Dividend Policy;
                                                  Market Information; Capitalization; Selected
                                                  Consolidated Financial Data; Management's
                                                  Discussion and Analysis of Financial
                                                  Condition and Results of Operations;
                                                  Business; Management; Executive
                                                  Compensation; Principal Shareholders;
                                                  Certain Transactions; Description of
                                                  Securities; Experts; Index to Consolidated
                                                  Financial Statements
 12. Disclosure of Commission Position
     on Indemnification for Securities
     Act Liabilities............................  Not Applicable

                                      (ii)

                                EXPLANATORY NOTE


     This Registration Statement covers the registration of (i) 4,550,000 shares of Common Stock, plus 682,500 shares available pursuant to the Underwriter's over-allotment option, and (ii) 180,000 shares of Common Stock underlying certain warrants of the Company and 30,000 restricted shares of Common Stock issued pursuant to the exercise of a warrant of the Company to be offered by the holders thereof (the "Warrant Holders' Securities"). See "Description of Securities -- Existing Warrants", "Underwriting" and "Concurrent Registration of Shares for Future Sale by Warrant Holders". Following the Prospectus for this offering are certain pages of the Prospectus relating to the Warrant Holders' Securities, including alternate front and back cover pages and sections entitled "Concurrent Registration of Shares for Future Sale by Warrant Holders" and "Concurrent Public Offering". All other sections of the Prospectus for this offering, other than "Underwriting", "Concurrent Registration of Shares for Future Sale by Warrant Holders", "Use of Proceeds" and certain information under "Prospectus Summary", are to be used in the Prospectus relating to the Warrant Holders' Securities. In addition, certain cross-references in this Prospectus shall be adjusted in the Prospectus for the Warrant Holders' Securities.


                                      (iii)

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MAY 25, 1995


PRELIMINARY PROSPECTUS


                             [ALL AMERICAN LOGO]
                     a leader in distribution technology


                               4,550,000 SHARES
                                 COMMON STOCK

     All American Semiconductor, Inc., a Delaware corporation (the "Company"), hereby offers (the "Offering") 4,550,000 shares of the Company's common stock, $.01 par value per share (the "Common Stock") through Lew Lieberbaum & Co., Inc. (the "Underwriter").


     The Company's Common Stock is traded on The Nasdaq Stock Market under the symbol "SEMI." On May 18, 1995, the last sale price of the Common Stock was $2.00 per share. See "MARKET INFORMATION."


AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE
          OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY
                     THE DISCUSSION UNDER "RISK FACTORS."

                         ------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                           UNDERWRITING
                                                             DISCOUNTS           PROCEEDS TO
                                   PRICE TO THE PUBLIC  AND COMMISSIONS(1)     THE COMPANY(2)
-------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
-------------------------------------------------------------------------------------------------
Total(3)..........................           $                   $                    $
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) Does not include additional compensation to be received by the Underwriter consisting of: (a) a non-accountable expense allowance equal to the product of three percent of the Price to the Public Per Share multiplied by the number of shares of Common Stock sold in this Offering, of which $10,000 has been paid to date; (b) warrants entitling the Underwriter to purchase, for a period of four years commencing one year after the date of this Prospectus (the "Effective Date"), shares of Common Stock in an amount equal to ten percent of the Common Stock sold in this Offering at a price
     of $          per share (140%

                                                 (footnotes continued on page 3)

                         ------------------------------


     The shares of Common Stock are offered by the Underwriter on a "firm commitment" basis, when, as and if delivered to and accepted by the Underwriter, subject to prior sale and certain other conditions and legal matters. The Underwriter reserves the right to withdraw, cancel, or modify the Offering and to reject any order in whole or in part. It is expected that delivery of certificates representing the Common Stock will be made against payment therefor
on or about June      , 1995, at the offices of Lew Lieberbaum & Co., Inc., 600
Old Country Road, Suite 518, Garden City, New York 11530.



                      [LEW LIEBERBAUM & CO., INC. LOGO]



            THE DATE OF THIS PROSPECTUS IS                , 1995.

                                 [4 COLOR ART]

        Color map of the United States showing the Company's Headquarters, Sales Offices and Field Sales Representatives. Seven photographs show various employees performing different tasks and the Company's warehouse and ISO 9002 certification. Photograph of Company logos.

(footnotes continued)


     of the public offering price of the Common Stock (the "Underwriter's Purchase Warrants"); and (c) a consulting agreement for twenty-four months after the Effective Date providing for the payment in advance of $66,000 at the closing of this Offering. Further, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act"). See "UNDERWRITING."


(2) After deducting discounts and commissions payable to the Underwriter, but before deducting estimated expenses of $258,205 payable by the Company (excluding the Underwriter's non-accountable expense allowance). See "UNDERWRITING."

(3) The Company has granted an option to the Underwriter, exercisable within 30 business days from the Effective Date, to purchase up to 682,500 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any (the "Over-Allotment Option"). If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company
     will be $          , $          and $          , respectively. See
     "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET OR OTHERWISE. SUCH STABILIZING IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Also, copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto pursuant to the Act and the rules and regulations of the Commission thereunder. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed as a part thereof. The statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in any and all respects by such reference. A copy of the Registration Statement, including exhibits and schedules, may be inspected without charge at the principal reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained upon payment of fees prescribed by the Commission from the Public Reference Section of the Commission at its principal office in Washington, D.C. set forth above.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements (including notes) appearing elsewhere in this Prospectus. Unless the context indicates otherwise, the "Company" refers to ALL AMERICAN SEMICONDUCTOR, INC., a Delaware corporation, and its consolidated subsidiaries. Unless otherwise indicated, the information contained in this Prospectus assumes that the Underwriter's Over-Allotment Option has not been exercised and that none of the currently outstanding options, warrants or other rights have been exercised. Investors should carefully consider the information set forth under the heading "RISK FACTORS."

                                  THE COMPANY

     The Company is a national distributor of electronic components manufactured by others. The Company distributes a full range of semiconductors (active components), including transistors, diodes, memory devices and other integrated circuits, as well as passive components, such as capacitors, resistors, inductors and electromechanical products, including cable, connectors, filters and sockets. These components are sold primarily to original equipment manufacturers in a diverse and growing range of industries, including manufacturers of consumer goods, satellite and communications products, computers and computer-related products, robotics and industrial equipment, radar and air traffic control systems, defense and aerospace equipment and medical instrumentation. The Company does not derive substantial revenues from the sale of microprocessors. The average sales invoice generated by the Company is approximately $600.


     The Company has grown rapidly and, as a result, the Company has recently been recognized by an industry trade publication as the 21st largest distributor of electronic components in the United States. This ranking is out of an industry group that numbers more than 1,000 distributors. The Company offers more than 40,000 different electronic components through distribution agreements with over 90 suppliers. The products manufactured by these suppliers allow the Company to offer a broad, well-accepted and competitive line of components. The Company provides these products and an array of related services to approximately 10,000 customers. The vast majority of these customers are middle and emerging market companies which generally are not the focus of the larger distributors in the industry. The Company currently has 20 offices in 13 states and retains field sales representatives to market and distribute products in other territories throughout the United States, Puerto Rico, Canada and Mexico.



     The Company has reported record sales in each of the last nine years. Sales have grown from $11.1 million in 1985 to $101.1 million in 1994. In the first three months of 1995 a new quarterly sales record of $38.3 million was achieved. This was a 63.5% increase over sales of $23.4 million for the first three months of 1994. The Company's order backlog has increased from approximately $24 million at December 31, 1993, to approximately $31 million at December 31, 1994, and by March 31, 1995, had increased to approximately $39.4 million. The Company has also succeeded in increasing its net income from $18,000 ($.01 per share) in 1990, to $1.7 million ($.19 per share, $.18 fully diluted) in 1993. Although net income declined to $352,000 ($.03 per share) in 1994, the Company believes that, as a result of substantial expansion expenditures incurred in 1994, it has positioned itself to successfully participate in the dynamics of its rapidly changing industry and to achieve substantial additional growth in the future. In May 1994, the Company moved into a new state-of-the-art distribution center which, coupled with recently expanded computer and communications systems, the Company believes provides it with excess capacity to accommodate more than $400 million in annual revenues without significant additional fixed costs.


     The electronics industry is one of the largest and faster growing industries in the United States. An industry association forecasts total U.S. factory sales of electronic products by original equipment manufacturers will exceed $373 billion in 1995 compared to $276 billion in 1991. Distributors are an integral part of the electronics industry. During 1995, an estimated $18 billion of electronic components are projected by an industry association to be sold through distribution in the United States, up from $9 billion in 1991. In recent years there has been a growing trend for distribution to play an increasing role in the customers' procurement process. The Company believes that users of electronic components will continue to increase their service and quality requirements and that this trend will result in both customers and suppliers becoming more dependent on distributors in the future. As a result, the Company also believes that there will be increasing opportunities for those distributors that have expanded their service capabilities.

     The Company expects to take advantage of these opportunities and to continue its growth by gaining market share, increasing the number of accounts it services and increasing sales to existing customers. To do so, the Company has developed and will continue to implement a corporate growth strategy consisting of the following major elements:

     - Developing state-of-the-art distribution technologies. These technologies have enhanced the Company's operations and have dramatically expanded the Company's service capabilities by incorporating nationwide access to real-time inventory and pricing information, electronic order entry, rapid order processing, just-in-time deliveries, bar coding capabilities, electronic data interchange, bonded and consigned inventory programs, automatic inventory replenishment programs, in-plant stores, in-plant terminals and quality management programs.

     - Establishing strategic relationships with additional suppliers to continue to broaden the Company's product offerings. Since 1980, the Company has increased the number of suppliers it represents from approximately 20 to 90.


     - Expanding the Company's market recognition as a national distributor through acquisitions and the opening of additional sales offices. Since the end of 1992, the Company has completed three acquisitions and has opened ten new sales offices in the following general areas: Salt Lake City, Utah; Huntsville, Alabama; San Diego, Orange County and San Fernando Valley, California; Austin and Houston, Texas; Portland, Oregon; Danbury, Connecticut; and, most recently, Tampa/St. Petersburg, Florida.


     - Creating a technical sales program by hiring electrical engineers at offices across the country to assist customers at the design and development stage and to train the Company's sales force.

     - Establishing a new semiconductor programming center in San Jose, California which is expected to become operational during the second quarter of 1995. This center will enable the Company to participate in the rapidly growing market for programmable products and to attract new product lines that require programming capabilities.

     - Creating a kitting department which allows the Company to fulfill increasing customer requirements to provide products that are not part of the Company's regular product offering.

     - Creating an electromechanical value-added center to dramatically expand the Company's ability to provide connector and cable assemblies, cable harnessing and terminal block modification services to address the growing customer demand for outsourcing of these types of work.

     While the Company was reincorporated in Delaware in 1987, it and its predecessors have operated since 1964. The Company's principal executive office is located at 16115 Northwest 52nd Avenue, Miami, Florida 33014 and its telephone number is (305) 621-8282.

                                  THE OFFERING

COMMON STOCK OFFERED(1)............    4,550,000 shares

COMMON STOCK TO BE
  OUTSTANDING AFTER THE
  OFFERING(1)(2)...................    16,996,791 shares

USE OF PROCEEDS....................    Net proceeds will be used initially to
                                       reduce the Company's revolving line of
                                       credit pending its use for continued
                                       expansion of the Company, including
                                       opening new sales offices, inventory
                                       diversification and general working
                                       capital. See "USE OF PROCEEDS."

RISK FACTORS.......................    An investment in the securities offered
                                       hereby involves a high degree of risk.
                                       Prospective investors should consider
                                       carefully the factors set forth under
                                       "RISK FACTORS."

THE NASDAQ STOCK MARKET (NASDAQ
NATIONAL MARKET) SYMBOL............    SEMI
---------------

(1) Assumes the Underwriter's Over-Allotment Option is not exercised. See "UNDERWRITING."

(2) Based on number of shares outstanding as of March 31, 1995, and does not give effect to the potential issuance of 1,386,274 shares of Common Stock upon the exercise of outstanding employee and other stock options and 674,875 shares of Common Stock upon the exercise of outstanding warrants (the "Existing Warrants"). Under certain circumstances the Company may also be obligated to issue 1,000 shares of Common Stock and incentive stock options covering an additional 130,000 shares. All of these options, rights to acquire shares and the Existing Warrants are collectively referred to as the "Existing Rights." Also excluded are the shares of Common Stock that may be issuable upon the exercise of the Underwriter's Purchase Warrants. In addition, in May 1995 the Company entered into new employment agreements with its executive officers which provide for an aggregate of 1,000,000 stock options (collectively the "New Options") to be granted to them, subject to obtaining the approval of the Company's shareholders (i) to certain amendments to the Company's Employees', Officers', Directors' Stock Option Plan (the "Option Plan"), including increasing the number of shares of Common Stock reserved for issuance under the Option Plan, and (ii) to increase the number of shares of Common Stock authorized to be issued by the Company. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Acquisitions," "EXECUTIVE COMPENSATION -- Employees', Officers', Directors' Stock Option Plan" and "-- Employment Agreements", "DESCRIPTION OF SECURITIES -- Existing Warrants" and "UNDERWRITING."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following summary financial data for the Company for the years ended December 31, 1990 through 1994 and the three months ended March 31, 1994 and 1995 have been derived from the consolidated financial statements of the Company. Such information and data should be read in conjunction with the "SELECTED CONSOLIDATED FINANCIAL DATA" and Consolidated Financial Statements and related notes included elsewhere in this Prospectus.



                                                     THREE MONTHS
                                                    ENDED MARCH 31                    YEARS ENDED DECEMBER 31
                                                  -------------------   ----------------------------------------------------
                                                    1995       1994       1994       1993       1992       1991       1990
                                                  --------   --------   --------   --------   --------   --------   --------
                                                      (UNAUDITED)
CONSOLIDATED STATEMENTS OF INCOME DATA:
Net Sales(1)....................................  $ 38,286   $ 23,413   $101,085   $ 67,510   $ 49,015   $ 45,332   $ 41,315
Cost of Sales...................................   (29,418)   (17,152)   (74,632)   (49,010)   (35,083)   (32,001)   (29,007)
                                                  --------   --------   --------   --------   --------   --------   --------
Gross Profit....................................     8,868      6,261     26,453     18,500     13,932     13,331     12,308
Selling, General and Administrative Expenses....    (7,259)    (5,136)   (23,335)   (14,821)   (11,366)   (11,577)   (11,177)
Nonrecurring Expenses(2)........................        --         --       (548)       (61)      (114)      (124)        --
                                                  --------   --------   --------   --------   --------   --------   --------
Income from Operations..........................     1,609      1,125      2,570      3,618      2,452      1,630      1,131
Interest Expense................................      (665)      (275)    (1,772)    (1,103)    (1,153)    (1,407)    (1,205)
Other Income (Expense) -- Net(3)................        --        (48)       (39)       281        (18)        47        149
                                                  --------   --------   --------   --------   --------   --------   --------
Income Before Income Taxes......................       944        802        759      2,796      1,281        270         75
Provision for Income Taxes......................      (406)      (321)      (407)    (1,094)      (525)      (153)       (57)
                                                  --------   --------   --------   --------   --------   --------   --------
Net Income......................................  $    538   $    481   $    352   $  1,702   $    756   $    117   $     18
                                                  ========   ========   ========   ========   ========   ========   ========
Earnings Per Share(4):
  Primary.......................................  $    .04   $    .04   $    .03   $    .19   $    .12   $    .03   $    .01
                                                  ========   ========   ========   ========   ========   ========   ========
  Fully Diluted.................................  $    .04   $    .04   $    .03   $    .18   $    .12   $    .03   $    .01
                                                  ========   ========   ========   ========   ========   ========   ========



                                                                                 DECEMBER 31
                                                  MARCH 31     -----------------------------------------------
                                                    1995        1994      1993      1992      1991      1990
                                                 -----------   -------   -------   -------   -------   -------
                                                 (UNAUDITED)                                                        MARCH 31
                                                                                                                    1995 AS
                                                                                                                  ADJUSTED(5)
                                                                                                                 --------------
                                                                                                                  (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Working Capital................................    $41,867     $39,800   $27,534   $19,427   $15,112   $14,745      $ 49,617
Total Assets...................................     67,219      57,858    37,968    28,595    24,977    22,806        74,969
Long-Term Debt (including current portion).....     29,762      27,775    14,928    13,850    13,405    12,149        29,762
Shareholders' Equity...........................     17,518      16,950    15,612     8,517     4,633     4,516        25,268
Book Value Per Common Share....................    $  1.41     $  1.37   $  1.30   $  1.10   $  1.24   $  1.21      $   1.49


---------------


(1) On June 14, 1993, January 24, 1994, and September 9, 1994, the Company, through its wholly-owned subsidiaries, completed the acquisitions of substantially all of the assets of All American Transistor Corporation of D.C., Components Incorporated and GCI Corp., respectively. Net sales includes the net sales for such companies acquired of $1,952,000, $10,234,000 and $1,390,000 for the three months ended March 31, 1994, and for the years ended December 31, 1994 and 1993, respectively. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Acquisitions."


(2) The year ended December 31, 1994 includes a charge for relocation of plant facilities in the amount of $185,000 and a write-off of the Company's product development investment of $363,000. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."


(3) The years ended December 31, 1993 and 1990 include approximately $237,000 and $180,000, respectively, of income from the settlements of the Company's business interruption claims.


(4) Weighted average shares (including common share equivalents) outstanding for
     (i) the years ended December 31, 1994, 1993, 1992, 1991 and 1990 were 13,029,714, 9,166,908, 6,514,481, 3,806,856 and 3,721,791, respectively, on a primary basis and were 13,029,714, 9,511,500, 6,514,481, 3,962,038 and
     3,721,791, respectively, on a fully diluted basis, and (ii) for the three months ended March 31, 1995 and 1994 were 12,683,546 and 12,763,797, respectively, on a primary basis and were 12,693,881 and 12,836,308, respectively, on a fully diluted basis.


(5) As adjusted to reflect as of March 31, 1995, the receipt of the net proceeds of this Offering in the estimated amount of $7,750,000 before the application thereof. See "USE OF PROCEEDS" and "CAPITALIZATION."

                                  RISK FACTORS

     Investment in the Common Stock offered hereby is highly speculative and involves a high degree of risk. It is impossible to foresee and describe all the risks and business, economic and financial factors which may affect the Company. Prospective investors should carefully consider the following factors, as well as all other matters set forth elsewhere in this Prospectus, before making an investment in the Common Stock offered hereby.


     1. CREDIT FACILITY RESTRICTIONS; FUTURE AVAILABILITY. The Company currently has available a revolving line of credit (the "Line") with an institutional lender (the "Senior Lender"). On March 28, 1995, the Line was increased from $25 million to $30 million; provided, however, that the Company may borrow in excess of $27 million only after (i) the Senior Lender has reviewed and been satisfied, in its sole discretion, with the Company's audited consolidated financial statements for the year ended December 31, 1994, and (ii) the Company has received additional capitalization of not less than $4 million (after all expenses of issuance and sale) from the issuance of its equity securities. In May 1995, the Senior Lender completed its review and became satisfied with the Company's audited consolidated financial statements for the year ended December 31, 1994. The Company's revolving credit agreement dated December 29, 1992, as amended (the "Credit Agreement"), governing the Line contains covenants that impose limitations on the Company and requires the Company to be in compliance with certain financial ratios. If the Company fails to make required payments, or if the Company fails to comply with the various covenants contained in the Credit Agreement, the Senior Lender may be able to accelerate the maturity of such indebtedness. As of December 31, 1994, the Company was in compliance with the required financial ratios and other covenants and the Company believes that it is presently in compliance with the financial ratios and all other covenants under the Credit Agreement. The receivables, inventory and equipment of the Company (including its subsidiaries), as well as the capital stock of its subsidiaries, are pledged to the Senior Lender to secure the Line. The Credit Agreement expires on May 31, 1997. Borrowings under the Line bear interest at either one-quarter of one percent ( 1/4%) below the prime rate or, at the Company's option, two percent (2%) above certain LIBOR rates. As of May 1, 1995, $22,549,000 was outstanding under the Line. To the extent that there is an increase in interest rates, or present borrowing arrangements are no longer available, the Company could be adversely impacted. See "USE OF PROCEEDS" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."



     2. DEPENDENCE ON FINANCING FOR FUTURE EXPANSION. In order to continue to grow its business and achieve its expansion strategy, the Company may require additional debt or equity financing in amounts exceeding those contemplated to be provided by this Offering or available, or that may be available, under the Line. There can be no assurance that the Company will be able to obtain such additional financing to continue its growth if, as and when required. In that regard, after this Offering (assuming the issuance of the 4,550,000 shares of Common Stock offered hereby and the 682,500 shares covered by the Over-Allotment Option) the Company will only have a nominal amount of authorized and unreserved shares of Common Stock available for issuance. As a result, the Company expects to seek the approval of its shareholders to increase the number of shares of Common Stock and preferred stock authorized to be issued, although no assurance can be given that such approval will be obtained. See "Lack of Additional Authorized and Unissued Shares" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."


     3. DECLINING GROSS PROFIT MARGINS. During the past four years the Company has been experiencing declining gross profit margins as a result of the competitive environment in the electronics distribution industry, a greater number of large volume transactions at reduced margins and a change in the Company's overall sales mix. The Company expects that these trends will continue, and possibly even accelerate, in the future. Furthermore, as the Company endeavors to expand its business with existing customers, it expects to do so at decreasing gross profit margins. In order to obtain profitability while gross profit margins are declining, the Company will need to expand its sales while improving operating efficiencies. While the Company believes that its investments in plant capacity and computer and communications equipment and its expansion of its sales offices, corporate staff and other infrastructure have positioned the Company to achieve improvements in operating efficiencies, there can be no assurance that this goal can be achieved. See "MANAGEMENT'S

DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS -- Results of Operations" and "BUSINESS -- Products."

     4. DEPENDENCE ON KEY PERSONNEL. The Company is highly dependent upon the services of its executive officers, including Paul Goldberg, its Chairman and Chief Executive Officer, and Bruce M. Goldberg, its President and Chief Operating Officer. The loss of the services of one or more of the Company's key executives for any reason could have a material adverse effect upon the business of the Company. While the Company believes that it would be able to locate suitable replacements for its executives if their services were lost to the Company, there can be no assurance it would be able to do so. The Company's future success will also depend in part upon its continuing ability to attract and retain highly qualified personnel. The Company owns a $1,000,000 term life insurance policy on Paul Goldberg's life and a $1,000,000 term life insurance policy on Bruce M. Goldberg's life, with benefits on both policies payable to the Company. The Company also has employment agreements with its four executive officers. See "MANAGEMENT" and "EXECUTIVE COMPENSATION -- Employment Agreements."


     5. RELATIONSHIPS WITH SUPPLIERS. Substantially all of the Company's inventory has and will be purchased from manufacturers with whom the Company has entered into non-exclusive distribution agreements, which are typically cancellable upon 30 to 90 days written notice. While these agreements generally provide for price protection, stock rotation privileges, obsolescence credit and return privileges if an agreement is cancelled, there can be no assurance that the manufacturers will comply with their contractual obligations or that these agreements will not be cancelled. In 1994 the Company's three largest suppliers accounted for approximately 14%, 7% and 6% of purchases, respectively. While the Company does not believe that the loss of any one supplier would have a material adverse impact upon the Company since most products sold by the Company are available from multiple sources, the Company's future success will depend in large part on maintaining relationships with existing suppliers and developing new relationships. The loss of, or significant disruptions in relationships with, suppliers could have a material adverse effect on the Company's business since there can be no assurance that the Company will be able to replace lost suppliers. See "BUSINESS -- Suppliers."


     6. INCREASING EARNINGS BREAK EVEN. In late 1992 the Company embarked upon an aggressive expansion plan. Since the end of 1992, the Company has opened ten new sales offices, relocated all existing sales offices into larger facilities, acquired three distributors and increased its plant capacity, computer and communications equipment, staff in most corporate departments and service capabilities. See "BUSINESS -- Corporate Strategy -- Expansion," "-- Corporate Strategy -- Services" and "-- Facilities and Systems." In order to finance its growth, the Company has also increased its debt significantly in recent years. As a result of its expansion and increased debt service, the level of the Company's revenues required to achieve a break even in earnings has increased significantly. While the Company believes that its expansion plans will enable it to achieve substantial growth in revenues, there can be no assurance that such growth will be obtained or maintained. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "BUSINESS."

     7. FOREIGN MANUFACTURING AND TRADE REGULATION. A significant number of the components sold by the Company are manufactured outside the United States and purchased by the Company from United States subsidiaries or affiliates of those foreign manufacturers. As a result, the Company and its ability to sell at competitive prices could be adversely affected by increases in tariffs or duties, changes in trade treaties, currency fluctuations, strikes or delays in air or sea transportation, and possible future United States legislation with respect to pricing and import quotas on products from foreign countries. The Company's ability to be competitive in or with the sales of imported components could also be affected by other governmental actions and changes in policies related to, among other things, anti-dumping legislation and currency fluctuations. Since the Company purchases from United States subsidiaries or affiliates of foreign manufacturers, the Company's purchases are paid for in U.S. dollars which does reduce the potential adverse effect of currency fluctuations. While the Company does not believe that these factors adversely impact its business at present, there can be no assurance that such factors will not materially adversely affect the Company in the future. See
"BUSINESS -- Foreign Manufacturing and Trade Regulation."

     8. COMPETITION. The Company competes with many companies that sell and distribute semiconductors and passive products. Many of these companies have greater assets and possess greater financial and personnel resources than those of the Company. Many of these competitors also carry product lines which the Company does not carry. There can be no assurance that the Company will be able to continue to compete successfully with existing or new competitors and failure to do so could have a material adverse effect on the Company. See
"BUSINESS -- Competition."

     9. INDUSTRY CYCLICALITY. The electronics distribution industry has been affected historically by general economic downturns, which have had an adverse economic effect upon manufacturers and end-users of electronic components and electronic component distributors such as the Company. In addition, the life-cycle of existing electronic products and the timing of new product development and introduction can affect demand for electronic components. See "BUSINESS -- Products."

     10. DEPENDENCE ON THE COMPUTER INDUSTRY. Many of the products the Company sells are used in the manufacture or configuration of computers. These products are characterized by rapid technological change, short product life cycles and intense competition. The computer industry has experienced significant unit volume growth over the past two years, which has in turn increased demand for many of the Company's products. A slowdown in the growth of the computer industry could adversely affect the Company's ability to continue its recent growth. See "BUSINESS -- Products."

     11. CONTINUED GROWTH. The Company's growth may depend, in part, upon its ability to acquire other distributors in the future. No assurances can be given that any such acquisitions will be achieved. Future acquisitions will depend, in part, on the Company's ability to find suitable candidates for acquisition and the availability of sufficient internal funds and/or debt or equity financing to consummate any such acquisition. See "BUSINESS -- Corporate Strategy." There can be no assurance that the Company will be able to sustain its recent rate of growth in sales. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

     12. POTENTIAL PRODUCT LIABILITY. As a result of its value-added services and as a participant in the distribution chain between the manufacturer and the end-user, the Company would likely be named as a defendant in any products liability action brought by an end-user. To date, no material claims have been asserted against the Company for products liability; there can be no assurance, however, that such material claims will not arise in the future. In the event that any products liability claim is not fully funded by insurance or if the Company is unable to be indemnified by or recover damages from the supplier of the product that caused such injury, the Company may be required to pay some or all of such claim from its own funds. Any such payment could have a material adverse impact on the Company. See "LEGAL PROCEEDINGS."


     13. CONTINUED CONTROL BY PRESENT SHAREHOLDERS AND MANAGEMENT. Paul Goldberg, Bruce M. Goldberg and members of their family and trusts therefor (collectively, the "Goldberg Group") own 2,051,440 shares of the outstanding Common Stock, approximating 16.5% of the outstanding shares (and assuming the sale of the 4,550,000 shares pursuant hereto, 12.1% of the outstanding shares after the Offering is completed) and, in the event of the exercise of all outstanding stock options and warrants (but not the New Options), the Goldberg Group would own approximately 16.7% (and 12.7% after the Offering is completed). As a result, the Goldberg Group may be in a position to effectively control the Company. In addition, the executive officers of the Company comprise four of the six directors of the Company. Accordingly, they are in a position to control the day to day affairs of the Company without the oversight and controls of a Board of Directors comprised of a greater percentage of independent (non-employee) directors. See "PRINCIPAL SHAREHOLDERS" "MANAGEMENT" and "EXECUTIVE
COMPENSATION -- Employment Agreements -- The Goldberg Agreements."



     14. LACK OF ADDITIONAL AUTHORIZED AND UNISSUED SHARES. The Company's Certificate of Incorporation (the "Certificate") authorizes the issuance of 20,000,000 shares of Common Stock and 1,000,000 shares of preferred stock. Assuming the issuance as of the date hereof of the 4,550,000 shares of Common Stock offered hereby and the 682,500 shares covered by the Over-Allotment Option and the exercise of all Existing Rights, only 128,560 (0.6%) of the Company's authorized shares of Common Stock would remain unissued. As a result of the limited number of authorized and unissued shares of Common Stock, the Company expects at its

1995 annual meeting of shareholders currently scheduled to be held in July 1995 (the "1995 Annual Meeting") to seek approval of its shareholders to increase the number of shares of Common Stock and preferred stock authorized to be issued. Since the current record date for shareholders entitled to vote at the 1995 Annual Meeting is May 15, 1995, purchasers of shares of Common Stock issued pursuant to this Offering will not be entitled to vote at such meeting on this matter or any other matter coming before such meeting. At the Company's 1994 annual meeting of shareholders held on July 29, 1994, the shareholders of the Company did not approve the proposal of the Company's Board of Directors (the "Board") to increase the number of shares of Common Stock and preferred stock authorized to be issued to 40,000,000 and 5,000,000, respectively. In the event that the shareholders of the Company do not approve an increase in the authorized shares of capital stock of the Company in the future, the continued growth of the Company could be materially and adversely impaired as a result of its inability to raise additional equity capital when needed or to be able to issue shares of its capital stock in connection with future acquisitions or other corporate purposes including issuance of options to employees including the New Options. See "DESCRIPTION OF SECURITIES."


     15. POSSIBLE ISSUANCE OF ADDITIONAL SHARES. To the extent available for issuance, the Company's Board has the power to issue any or all authorized and unissued shares without shareholder approval, including the shares of authorized preferred stock, which shares can be issued with such rights, preferences and limitations as are determined by the Board. Any securities issuances may result in a reduction in the book value or market price of the outstanding shares. If the Company issues any additional securities, such issuance may reduce the proportionate ownership and voting power of each existing shareholder. Further, any new issuances of securities could be used for anti-takeover purposes or might result in a change of control of the Company. See "DESCRIPTION OF SECURITIES."


     16. NO DIVIDENDS ANTICIPATED. The Company has not paid any cash dividends on its Common Stock and does not anticipate paying dividends on its shares in the foreseeable future inasmuch as it expects to employ all available cash in the continued growth of its business. Further, the Credit Agreement prohibits the payment of dividends. See "DIVIDEND POLICY."



     17. CERTAIN PROVISIONS IN THE CERTIFICATE; ANTI-TAKEOVER PROVISIONS. The Company's Certificate includes provisions designed to discourage attempts by others to acquire control of the Company without negotiation with the Board, and to attempt to ensure that such transactions are on terms favorable to all of the Company's shareholders. These provisions provide, among other things, that meetings of shareholders' may only be called by the Board; that an affirmative vote of two-thirds of the outstanding shares of Common Stock is required to approve certain business combinations unless 65% of the Board approves such transaction; for three classes of directors with each class elected for a three year staggered term; that the Board in evaluating a tender offer or certain business combinations is authorized to give due consideration to all relevant factors; and that actions of shareholders may not be taken by written consent of shareholders in lieu of a meeting. For various reasons, however, these provisions may not always be in the best interest of the Company or its shareholders. These reasons include the fact that the provisions of the Certificate (i) make it difficult to remove directors even if removal would be in the best interest of the Company and its shareholders; (ii) make it more difficult for shareholders to approve certain transactions that are not approved by at least 65% of the Board, even if the transactions would be beneficial to the Company; and (iii) eliminate the ability of the shareholders to act without a meeting. Further, the Certificate and the Company's Bylaws include provisions that are intended to provide for limitation of liabilities of officers and directors in certain circumstances and for indemnification of officers and directors against certain liabilities. See "DESCRIPTION OF SECURITIES -- Certain Provisions of Certificate of Incorporation and Bylaws" and "-- Certain Provisions Relating to Limitation of Liability and Indemnification of Directors."


     18. POSSIBLE VOLATILITY OF STOCK PRICE. The market price of the Common Stock could be subject to significant fluctuations in response to such factors as, among others, variations in the anticipated or actual results of operations of the Company or of other distributors in the electronics industry and changes in general conditions in the economy, the financial markets or the electronics distribution industry. See "MARKET INFORMATION."

     19. SHARES AVAILABLE FOR FUTURE RESALE. Of the 12,446,791 shares of Common Stock presently outstanding, approximately 2,081,440 are "restricted securities" within the meaning of the Act and the rules and regulations promulgated thereunder and, generally, may be sold only in compliance with Rule 144 under the Act, pursuant to registration under the Act or pursuant to another exemption therefrom. Generally, under Rule 144, a person who has held "restricted securities" for a period of at least two years (including the holding period of any prior owner except an affiliate) may sell a limited number of such shares in the public market. Generally, a person is entitled to sell, within any three month period, in ordinary brokerage transactions a number of those shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 169,968 shares immediately after the Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which the Rule 144 notice of the sale is filed with the Commission. Persons who are not affiliates of the Company, who have not been affiliated with the Company at any time during the 90-day period prior to the sale and who have satisfied a three year holding period (including the holding period of any prior owner except an affiliate) may sell without regard to such limitations. Substantially all restricted shares of the outstanding Common Stock are presently eligible for sale under Rule 144. Sales made pursuant to Rule 144 by the Company's existing shareholders may have a depressive effect on the price of the shares in the public market. Such sales also could adversely affect the Company's ability to raise capital at that time through the sale of its equity securities. The Underwriter has, however, obtained an agreement of the Company and the directors and executive officers of the Company not to sell any of their Common Stock for a period of 180 days from the date of this Prospectus without the Underwriter's prior written consent. 30,000 shares of the "restricted securities," which were recently acquired by the holder thereof pursuant to the exercise of a warrant of the Company, are being registered concurrently herewith as a result of registration rights provided in such warrant. None of the other "restricted securities" have registration rights. See "SHARES ELIGIBLE FOR FUTURE SALE," "CONCURRENT REGISTRATION OF SHARES FOR FUTURE SALE BY WARRANT HOLDERS" and "UNDERWRITING."


     20. MARKET OVERHANG OF EXISTING RIGHTS. The Company had outstanding as of the date of this Prospectus the Existing Rights representing options, warrants and other potential rights to acquire up to 2,192,149 shares of the Company's Common Stock. It is anticipated that the holders of the Existing Rights, from time to time, will exercise their Existing Rights to acquire shares of the Company's Common Stock and will offer their shares in the public market place, which could interfere with the Company's ability to obtain future financing and could adversely affect the market price of the Common Stock. In addition, under certain circumstances and events, including obtaining the required shareholder approvals, the New Options could become exercisable. See "SHARES ELIGIBLE FOR FUTURE SALE," "CONCURRENT REGISTRATION OF SHARES FOR FUTURE SALE BY WARRANT HOLDERS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Acquisitions," "EXECUTIVE COMPENSATION -- Employees', Officers', Directors' Stock Option Plan" and "-- Employment Agreements" and "DESCRIPTION OF SECURITIES -- Existing Warrants."

     21. BROAD DISCRETION IN APPLICATION OF PROCEEDS. The net proceeds of this Offering, after being used initially to reduce the Company's Line, may be applied to working capital and other corporate purposes. Accordingly, management of the Company will have broad discretion over the use of proceeds. See "USE OF PROCEEDS."


     22. DILUTION. The net tangible book value of the Company at March 31, 1995, was approximately $17.0 million or $1.36 per share of Common Stock. Net tangible book value per share of Common Stock is determined by dividing the Company's tangible net worth (total tangible assets less total liabilities) by the number of shares of Common Stock outstanding. After giving effect, as of that date, to the sale of 4,550,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $2.00 per share and after deduction of underwriting discounts and commissions, non-accountable expense allowance and estimated offering expenses payable by the Company and the receipt by the Company of approximately $7,750,000 of net proceeds, the pro forma net tangible book value would have been approximately $24.7 million or $1.45 per share of Common Stock. This amount represents an immediate increase in net tangible book value of $.09 per share to existing shareholders and an immediate dilution in net tangible book value of $.55 per share to new investors purchasing shares in the Offering. See "DILUTION."

     23. UNDERWRITER'S PURCHASE WARRANTS. In connection with the Offering, the Company will sell to the Underwriter, for nominal consideration, the Underwriter's Purchase Warrants. Subject to the approval by the Company's shareholders of the authorization of at least 35,000,000 shares of Common Stock in the future, the Underwriter's Purchase Warrants will be exercisable commencing 12 months after the date of this Prospectus until five years from the
date of this Prospectus, at an exercise price of $       (140% of the public
offering price of the Common Stock) per share. The Underwriter's Purchase Warrants will have certain anti-dilution provisions. For the life of the Underwriter's Purchase Warrants, the holders thereof will be given the opportunity to profit from a rise in the market price for the underlying shares with a resulting dilution in the interest of the Company's other shareholders. The terms on which the Company could obtain additional capital during the life of the Underwriter's Purchase Warrants may be adversely affected because the holders of the Underwriter's Purchase Warrants might be expected to exercise them at a time when the Company would otherwise be able to obtain any needed additional capital in a new offering of securities at a price per share greater than the exercise price per share of the Underwriter's Purchase Warrants. The Company has also agreed to register or qualify, or both, the Underwriter's Purchase Warrants and/or the shares underlying the Underwriter's Purchase Warrants on two occasions, the first of which would be at the Company's expense and the second of which would be at the expense of the holders of the Underwriter's Purchase Warrants. In addition, the holders of the Underwriter's Purchase Warrants have the right to "piggyback" on any registration statements that the Company files during the exercise period. Such obligation could interfere with the Company's ability to obtain future financing. See "UNDERWRITING."


                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 4,550,000 shares of Common Stock offered hereby (after deducting the Underwriter's discounts and commissions and non-accountable expense allowance and the other estimated expenses of the Offering) are estimated to be approximately $7,750,000 (approximately $8,951,000 if the Over-Allotment Option is exercised in full by the Underwriter), based on an assumed public offering price of $2.00 per share of Common Stock. The Company intends initially to use such net proceeds to temporarily reduce the amount outstanding (approximately $22,549,000 as of May 1, 1995) under the Company's Line, pending the Line's use for the continued expansion of the Company including opening new sales offices, inventory diversification and general working capital purposes. On March 28, 1995, the Line was increased from $25 million to $30 million; provided, however, that the Company may borrow in excess of $27 million only after (i) the Senior Lender has reviewed and been satisfied, in its sole discretion, with the Company's audited consolidated financial statements for the year ended December 31, 1994, and (ii) the Company has received additional capitalization of not less than $4 million (after all expenses of issuance and sale) from the issuance of its equity securities. In May 1995, the Senior Lender completed its review and became satisfied with the Company's audited consolidated financial statements for the year ended December 31, 1994. The Company expects that the successful completion of this Offering will satisfy the increased capitalization condition of the Senior Lender for the Company to borrow in excess of $27 million. The Line bears interest at either one-quarter of one percent ( 1/4%) below the prime rate or, at the Company's option, two percent (2%) above certain LIBOR rates and expires on May 31, 1997. See "BUSINESS" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources" and Note 5 to Notes to Consolidated Financial Statements for discussions of the Line.


                                DIVIDEND POLICY


     The Company has never declared or paid cash dividends. In 1989 the Board declared a 25% stock split effected in the form of a stock dividend. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other relevant factors. It is not anticipated, however, that the Company will pay cash dividends on its Common Stock in the foreseeable future, inasmuch as it expects to employ all available cash in the continued growth of its business. In addition, the Credit Agreement prohibits the payment of any dividends without the prior written consent of the Senior Lender. See
Note 5 to Notes to Consolidated Financial Statements.

                               MARKET INFORMATION

     The Company's Common Stock is traded on The Nasdaq Stock Market under the symbol "SEMI." The Company effected its initial public offering of Common Stock in 1987. The following table sets forth the range of high and low sale prices for the Common Stock as reported on The Nasdaq Stock Market during each of the quarters presented.


                          QUARTER OF FISCAL YEAR                              HIGH           LOW
---------------------------------------------------------------------------   -----         -----
1993
  First Quarter............................................................   $  1 25/32    $  1 5/16
  Second Quarter...........................................................      1 9/16        1 5/32
  Third Quarter............................................................      2 3/4         1 3/8
  Fourth Quarter...........................................................      2 25/32       2

1994
  First Quarter............................................................      3 7/8         2 7/16
  Second Quarter...........................................................      3 13/16       2 1/2
  Third Quarter............................................................      3 1/4         2 1/8
  Fourth Quarter...........................................................      2 3/8         1 1/2

1995
  First Quarter............................................................      2 1/8         1 15/32
  Second Quarter (through May 18, 1995)....................................      2 3/16        1 5/8



     As of May 18, 1995, there were approximately 500 holders of record of the Common Stock based on the stockholders list maintained by the Company's transfer agent. Many of these record holders hold these securities for the benefit of their customers. The Company believes that it has over 4,500 beneficial holders of its Common Stock.



     On May 18, 1995, the last sale price, as reported by The Nasdaq Stock Market, for the Common Stock was $2.00 per share.

                                 CAPITALIZATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following table sets forth the capitalization of the Company at March 31, 1995, and as adjusted to give effect to the receipt of the proceeds of the Offering, net of offering expenses, commissions and discounts and non-accountable expense allowance (assuming the sale of 4,550,000 shares of Common Stock at a public offering price of $2.00 per share), but before the initial use of the net proceeds of the Offering to reduce debt under the Line. This table should be reviewed in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.



                                                                            MARCH 31, 1995
                                                                       -------------------------
                                                                       ACTUAL        AS ADJUSTED
                                                                       -------       -----------
                                                                            (IN THOUSANDS)
Long-Term Debt (including current portion)(1)........................  $29,762         $29,762
                                                                       -------       -----------
Shareholders' Equity
  Preferred Stock(2).................................................       --              --
  Common Stock(3)....................................................      124             170
  Capital in Excess of Par Value.....................................   11,794          19,498
  Retained Earnings..................................................    5,660           5,660
  Less Treasury Stock, at cost, 19,592 shares........................      (60)            (60)
                                                                       -------       -----------
  Total Shareholders' Equity.........................................   17,518          25,268
                                                                       -------       -----------
                                                                       $47,280         $55,030
                                                                       =======       =========


---------------

(1) For a description of the Company's long-term debt, see "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources" and Note 5 to Notes to Consolidated Financial Statements.
(2) The Company has 1,000,000 shares of authorized preferred stock, $.01 par value, none of which is issued.

(3) The Company has 20,000,000 shares of authorized Common Stock, 12,446,791 shares of which were issued and outstanding as of March 31, 1995, and 16,996,791 shares of which are assumed will be issued and outstanding upon completion of the Offering. Does not include shares issuable upon exercise of the Over-Allotment Option, the Existing Rights or the New Options. See "UNDERWRITING" and "DESCRIPTION OF SECURITIES", "EXECUTIVE
     COMPENSATION -- Employees', Officers', Directors' Stock Option Plan" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Acquisitions."

                                    DILUTION


     The net tangible book value of the Company at March 31, 1995, was approximately $17.0 million or $1.36 per share of Common Stock. Net tangible book value per share of Common Stock is determined by dividing the Company's tangible net worth (total tangible assets less total liabilities) by the number of shares of Common Stock outstanding. After giving effect, as of that date, to the sale of 4,550,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $2.00 per share and after deduction of underwriting discounts and commissions, non-accountable expense allowance and estimated offering expenses payable by the Company and the receipt by the Company of approximately $7,750,000 of net proceeds, the pro forma net tangible book value would have been approximately $24.7 million or $1.45 per share of Common Stock. This amount represents an immediate increase in net tangible book value of $.09 per share to existing shareholders and an immediate dilution in net tangible book value of $.55 per share to new investors purchasing shares in the Offering. The following table illustrates this per share dilution to be incurred by the new investors from the public offering price:



    Assumed public offering price per share..............................            $2.00
      Net tangible book value per share before the Offering..............  $1.36
      Increase attributable to the Offering..............................    .09
                                                                           -----
    Pro forma net tangible book value per share after the Offering.......             1.45
                                                                                     -----
    Dilution in net tangible book value per share to new investors.......            $ .55
                                                                                     =====


     The foregoing table assumes that none of the Existing Rights or New Options will be exercised. To the extent that such Existing Rights or New Options are eventually exercised, there may be further dilution to new investors. See "CONCURRENT REGISTRATION OF SHARES FOR FUTURE SALE BY WARRANT HOLDERS," "DESCRIPTION OF SECURITIES -- Existing Warrants", "EXECUTIVE
COMPENSATION -- Employees', Officers', Directors' Stock Option Plan" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Acquisitions."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following selected consolidated financial data for the Company (i) for and as of the end of each of the years 1990 through 1994 have been derived from the consolidated financial statements of the Company, which have been audited by Lazar, Levine and Company LLP, Certified Public Accountants, and (ii) for the three months ended March 31, 1994 and 1995 and as of the quarter ended March 31, 1995 have been derived from the unaudited consolidated financial statements of the Company and, in the opinion of the Company's management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly such information. Such information should be read in conjunction with the Consolidated Financial Statements and related notes included elsewhere in this Prospectus. See "INDEX TO CONSOLIDATED FINANCIAL STATEMENTS" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."



                                                     THREE MONTHS
                                                    ENDED MARCH 31                    YEARS ENDED DECEMBER 31
                                                  -------------------   ----------------------------------------------------
                                                    1995       1994       1994       1993       1992       1991       1990
                                                  --------   --------   --------   --------   --------   --------   --------
                                                      (UNAUDITED)
CONSOLIDATED STATEMENTS OF INCOME DATA:
Net Sales(1)....................................  $ 38,286   $ 23,413   $101,085   $ 67,510   $ 49,015   $ 45,332   $ 41,315
Cost of Sales...................................   (29,418)   (17,152)   (74,632)   (49,010)   (35,083)   (32,001)   (29,007)
                                                  --------   --------   --------   --------   --------   --------   --------
Gross Profit....................................     8,868      6,261     26,453     18,500     13,932     13,331     12,308
Selling, General and Administrative Expenses....    (7,259)    (5,136)   (23,335)   (14,821)   (11,366)   (11,577)   (11,177)
Nonrecurring Expenses(2)........................        --         --       (548)       (61)      (114)      (124)        --
                                                  --------   --------   --------   --------   --------   --------   --------
Income from Operations..........................     1,609      1,125      2,570      3,618      2,452      1,630      1,131
Interest Expense................................      (665)      (275)    (1,772)    (1,103)    (1,153)    (1,407)    (1,205)
Other Income (Expense) -- Net(3)................        --        (48)       (39)       281        (18)        47        149
                                                  --------   --------   --------   --------   --------   --------   --------
Income Before Income Taxes......................       944        802        759      2,796      1,281        270         75
Provision for Income Taxes......................      (406)      (321)      (407)    (1,094)      (525)      (153)       (57)
                                                  --------   --------   --------   --------   --------   --------   --------
Net Income......................................  $    538   $    481   $    352   $  1,702   $    756   $    117   $     18
                                                  ========   ========   ========   ========   ========   ========   ========
Earnings Per Share(4):
  Primary.......................................  $    .04   $    .04   $    .03   $    .19   $    .12   $    .03   $    .01
                                                  ========   ========   ========   ========   ========   ========   ========
  Fully Diluted.................................  $    .04   $    .04   $    .03   $    .18   $    .12   $    .03   $    .01
                                                  ========   ========   ========   ========   ========   ========   ========



                                                                                DECEMBER 31
                                                 MARCH 31     -----------------------------------------------
                                                   1995        1994      1993      1992      1991      1990
                                                -----------   -------   -------   -------   -------   -------
                                                (UNAUDITED)                                                        MARCH 31
                                                                                                                     1995
                                                                                                                AS ADJUSTED(5)
                                                                                                                --------------
                                                                                                                 (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Working Capital...............................    $41,867     $39,800   $27,534   $19,427   $15,112   $14,745      $ 49,617
Total Assets..................................     67,219      57,858    37,968    28,595    24,977    22,806        74,969
Long-Term Debt (including current portion)....     29,762      27,775    14,928    13,850    13,405    12,149        29,762
Shareholders' Equity..........................     17,518      16,950    15,612     8,517     4,633     4,516        25,268
Book Value Per Common Share...................    $  1.41     $  1.37   $  1.30   $  1.10   $  1.24   $  1.21      $   1.49


---------------


(1) On June 14, 1993, January 24, 1994, and September 9, 1994, the Company, through its wholly-owned subsidiaries, completed the acquisitions of substantially all of the assets of All American Transistor Corporation of D.C., Components Incorporated and GCI Corp., respectively. Net sales includes the net sales for such companies acquired of $1,952,000, $10,234,000 and $1,390,000 for the three months ended March 31, 1994, and for the years ended December 31, 1994 and 1993, respectively. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Acquisitions."


(2) The year ended December 31, 1994 includes a charge for relocation of plant facilities in the amount of $185,000 and a write-off of the Company's product development investment of $363,000. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."


(3) The years ended December 31, 1993 and 1990 include approximately $237,000 and $180,000, respectively, of income from the settlements of the Company's business interruption claims.


(4) Weighted average shares (including common share equivalents) outstanding for
     (i) the years ended December 31, 1994, 1993, 1992, 1991 and 1990 were 13,029,714, 9,166,908, 6,514,481, 3,806,856 and 3,721,791, respectively, on a primary basis and were 13,029,714, 9,511,500, 6,514,481, 3,962,038 and
     3,721,791, respectively, on a fully diluted basis, and (ii) for the three months ended March 31, 1995 and 1994 were 12,683,546 and 12,763,797, respectively, on a primary basis and were 12,693,881 and 12,836,308, respectively, on a fully diluted basis.


(5) As adjusted to reflect as of March 31, 1995, the receipt of the net proceeds of this Offering in the estimated amount of $7,750,000 before the application thereof. See "USE OF PROCEEDS" and "CAPITALIZATION."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  Overview


     The following table sets forth for the years ended December 31, 1994, 1993 and 1992 and for the three months ended March 31, 1995 and 1994 (i) certain items in the Company's consolidated statements of income expressed as a percentage of net sales and (ii) the percentage change in dollar amounts of such items as compared to the indicated prior fiscal year or fiscal quarter.



                                                   ITEMS AS A PERCENTAGE                      PERIOD TO PERIOD PERCENTAGE
                                                       OF NET SALES                               INCREASE (DECREASE)
                                       ---------------------------------------------     --------------------------------------
                                        THREE MONTHS                                     THREE MONTHS
                                            ENDED                 YEARS ENDED               ENDED              YEARS ENDED
                                          MARCH 31                DECEMBER 31              MARCH 31            DECEMBER 31
                                       ---------------     -------------------------     ------------     ---------------------
                                       1995      1994      1994      1993      1992        1995-94        1993-94      1992-93
                                       -----     -----     -----     -----     -----     ------------     --------     --------
Net Sales............................  100.0%    100.0%    100.0%    100.0%    100.0%         63.5%          49.7%        37.7%
Gross Profit.........................   23.2      26.7      26.2      27.4      28.4          41.6           43.0         32.8
Selling, General and Administrative
  Expenses...........................   19.0      21.9      23.1      22.0      23.2          41.3           57.4         30.4
Nonrecurring Expenses................     --        --        .5        .1        .2            --          798.4        (46.5)
Income from Operations...............    4.2       4.8       2.5       5.4       5.0          43.0          (29.0)        47.6
Interest Expense.....................    1.7       1.2       1.8       1.6       2.4         141.8           60.7         (4.3)
Income Before Income Taxes...........    2.5       3.4        .8       4.1       2.6          17.7          (72.9)       118.3
Net Income...........................    1.4       2.1        .3       2.5       1.5          11.9          (79.3)       125.1



COMPARISON OF QUARTERS ENDED MARCH 31, 1995 AND 1994



  Sales



     Net sales for the first three months of 1995 increased significantly to $38.3 million, a 63.5% increase over net sales of $23.4 million for the first three months of 1994. This was a new quarterly sales record, exceeding the previous record by more than $10 million. The dramatic sales increase was attributable to a general increase in demand for electronic products, an increase in sales in substantially all territories, revenues generated by new sales offices and revenues generated by acquired companies which represented approximately $4.6 million of sales in the first three months of 1995. In addition, the Company continued to benefit from consolidations within the industry as customers continued to seek additional sources of supply in order to minimize supplier dependency and to achieve a higher level of service. See "BUSINESS -- Corporate Strategy."



  Gross Profit



     Gross profit was $8.9 million in the first three months of 1995, a $2.6 million or 41.6% increase over gross profit of $6.3 million for the same period of 1994. The increase was due to the significant growth in sales discussed above. Gross profit margins as a percentage of net sales were 23.2% for the first three months of 1995 compared to 26.7% for the first three months of 1994. The downward trend reflects a decline associated with a greater number of large volume transactions at reduced margins, the competitive environment in the electronic distribution marketplace, as well as a change in the Company's overall sales mix. See "Comparison of Years Ended December 31, 1994 and
1993 -- Gross Profit" and "BUSINESS -- Products" and "-- Competition." This downward trend may continue if the Company maintains its rapid growth in sales. See "RISK FACTORS -- Declining Gross Profit Margins."



  Selling, General and Administrative Expenses



     Selling, general and administrative expenses ("SG&A") increased $2.1 million to $7.3 million for the first three months of 1995 compared to $5.1 million for the first three months of 1994. The increase was primarily the result of the Company's rapid growth and aggressive expansion. As sales grew by $14.9 million for the quarter ended March 31, 1995, over the same period of 1994, selling expenses increased including sales commissions and telephone expenses. As a result of the relocation of the Company's corporate headquarters and distribution facility in May 1994, the expansion of the computer and communications systems, the opening of new sales offices and the relocation of existing sales offices occurring during 1994, rent (both for realty and personalty), occupancy expenses and depreciation and amortization costs increased for the first three months of 1995 as compared to the first three months of 1994. In addition, the Company expanded its sales personnel, created and staffed a corporate operations department and a west coast credit department and increased staffing in almost all corporate departments during 1994. As a result, SG&A for the first three months of 1995 reflects increased salaries, payroll taxes and employee benefit costs. See "Comparison of Years Ended December 31, 1994 and 1993 -- Selling, General and Administrative Expenses" for a further discussion of the Company's expansion of its facilities, systems, services, offices and personnel in 1994.



     SG&A as a percentage of net sales improved to 19.0% for the quarter ended March 31, 1995, from 21.9% for the same period of 1994. The improvement in SG&A as a percentage of net sales reflects increased operating efficiencies and benefits from economies of scale.



  Income from Operations



     Income from operations increased 43.0% to $1.6 million for the first three months of 1995 compared to $1.1 million for the same period of last year. This increase was attributable to the significant increase in sales and improved operating efficiencies which more than offset the decline in gross profit margins and the additional expenses associated with the Company's rapid growth and aggressive expansion discussed above.



  Interest Expense



     Interest expense increased to $665,000 for the first three months of 1995, as compared to $275,000 for the same period of 1994. The increase resulted from additional borrowings required to fund the Company's continued growth, including the issuance of subordinated debentures in the amount of $5,150,000 in a private placement completed in the second quarter of 1994, additional debt incurred in connection with two acquisitions during 1994 and the financing of tenant improvements and personal property in connection with the Company's new corporate headquarters and distribution center. Additionally, an increase in interest rates more than offset savings associated with the decrease in the rate charged the Company by its Senior Lender. See "Comparison of Years Ended December 31, 1994 and 1993 -- Interest Expense."



  Net Income



     Net income increased to $538,000 ($.04 per share) for the quarter ended March 31, 1995 from net income of $481,000 ($.04 per share) for the quarter ended March 31, 1994. The increase in net income for the 1995 period resulted primarily from the significant increase in sales as well as from the increased operating efficiencies and benefits from economies of scale discussed above.


COMPARISON OF YEARS ENDED DECEMBER 31, 1994 AND 1993

  Sales


     Net sales for 1994 increased $33.6 million to $101.1 million, a 49.7% increase over net sales of $67.5 million for 1993. The sales increase was attributable to a general increase in demand for electronic products, an increase in sales in substantially all territories, revenues generated by new sales offices and revenues generated by acquired companies which represented approximately $10 million of sales in 1994. In addition, the Company continued to benefit from consolidations within the industry as customers continued to seek additional sources of supply in order to minimize supplier dependency and to achieve a higher level of service. Substantially all of the increase in net sales is attributable to volume increases and the introduction of new products as compared to price increases. See "BUSINESS -- Corporate Strategy."


  Gross Profit

     Gross profit was $26.5 million in 1994, an $8.0 million or 43.0% increase over gross profit of $18.5 million in 1993. The increase was due predominantly to the growth in sales discussed above. Gross profit margins as a percentage of net sales were 26.2% in 1994 compared to 27.4% in 1993. The downward trend reflects a decline associated with a greater number of large volume transactions at reduced margins, the competitive environment in the electronic distribution marketplace, as well as a change in the Company's overall sales mix. The overall sales mix has changed as sales of newer technology products are now playing a greater role in the sales of the Company than in prior years. Many of the newer technology products result in lower profit margins than sales of more mature product lines on which the Company has historically focused and which tend to have less risk inherent in large volume purchases. By making large volume purchases, the Company decreases its per-unit cost, thus increasing its potential for higher profit margins upon resale of these mature products. See "BUSINESS -- Products" and "-- Competition." This downward trend is expected to continue, and has accelerated, in 1995. See "RISK FACTORS -- Declining Gross Profit Margins."


  Selling, General and Administrative Expenses


     SG&A increased $8.5 million to $23.3 million in 1994 compared to $14.8 million in 1993. The increase was primarily the result of the Company's rapid growth and aggressive expansion. As sales grew by $33.6 million, selling expenses increased substantially including sales commissions, telephone expenses and the cost of supplies.


     In May 1994 the Company relocated its corporate headquarters and distribution facility for the second time since 1990. The 1994 move into a Company designed state-of-the-art facility will accommodate significant future growth and will enable the Company to expand its service capabilities, enhance its quality control programs and improve its productivity. Additionally, the Company expanded its computer and communications systems and equipment. During 1994, the Company also opened seven new sales offices, relocated four existing sales offices into larger facilities, opened a west coast corporate office and acquired two electronic components distributors. This resulted in increased SG&A including increased rent (both for realty and personalty) and related occupancy expenses, depreciation expenses and amortization costs and the incurrence of moving and start-up costs and design, consulting and integration expenses.

     In order to effectively drive and manage its aggressive expansion, the Company expanded its sales staff and sales management team, created and staffed a corporate operations department and a west coast credit department and increased staffing in almost all corporate departments. The Company also expanded its service capabilities by staffing its technical sales program, creating a kitting department and establishing its American Assemblies division to improve its value-added services. The Company's quality control programs and traceability procedures were enhanced resulting in the Company obtaining the international quality standard of ISO 9002. As a result, the Company incurred consulting expenses and start-up costs and had increased salaries, payroll taxes and employee benefit costs. See "BUSINESS -- Corporate Strategy -- Expansion", "-- Facilities and Systems" and "-- Corporate Strategy -- Services" and
"-- Quality Controls and ISO Certification."

     SG&A as a percentage of sales increased to 23.1% in 1994 as compared to 22.0% in 1993 due to the increase in expenses discussed above. As a result of its expansion, the Company believes it now has plant capacity, systems and staff in place to facilitate substantial increases in revenues without significant additional fixed costs and expects to realize benefits from improved operating efficiencies and economies of scale which should result in a decrease in SG&A as a percentage of sales in the future.

  Income from Operations


     As a result of the additional SG&A as detailed above and the recording of nonrecurring expenses consisting of a charge for relocation of plant facilities in the amount of $185,000 and a write-off of a product development investment in the amount of $363,000, compared to nonrecurring expenses of $61,000 incurred in 1993, income from operations was impacted and decreased to $2.6 million in 1994 compared to $3.6 million in 1993. See "BUSINESS -- Facilities and Systems" and "-- Licensed Technology" and Notes 4 and 8 to Notes to Consolidated Financial Statements. The Company expects that the aggressive expansion discussed above positions the Company to process dramatic increases in revenues without significant additional fixed costs.

  Interest Expense

     Interest expense increased to $1.8 million in 1994 compared to $1.1 million in 1993. The increase was due primarily to an increase in borrowings required to fund the Company's continued growth, including the issuance of subordinated debentures in the amount of $5,150,000 in a private placement completed in the second quarter of 1994, additional debt incurred in connection with the Company's acquisitions in the approximate amount of $3.4 million and subordinated debt aggregating approximately $2 million relating to purchase money financing of acquisitions and the financing of tenant improvements and personal property in connection with the Company's new corporate headquarters and distribution center. Additionally, an increase in interest rates more than offset savings associated with the decrease in the rate charged the Company by the Senior Lender. See "-- Liquidity and Capital Resources" and
"-- Acquisitions" and Note 5 to Notes to Consolidated Financial Statements.

  Net Income


     For the year ended December 31, 1994, net income was $352,000 ($.03 per share), as compared to net income of $1.7 million ($.19 per share, $.18 fully diluted) in 1993. This decrease was primarily attributable to the increase in SG&A, the increased interest expense and the nonrecurring expenses discussed above.



COMPARISON OF YEARS ENDED DECEMBER 31, 1993 AND 1992


  Net Sales

     Net sales for 1993 increased $18.5 million to $67.5 million, a 37.7% increase over net sales of $49.0 million for 1992. The sales increase was attributable to a general increase in demand for electronic products, an increase in sales in substantially all territories, revenues generated by new sales offices and revenues generated by an acquired company which represented $1.4 million of sales in 1993. In addition, the Company continued to benefit from consolidations within the industry.

  Gross Profit

     Gross profit was $18.5 million in 1993, a $4.6 million or 32.8% increase over gross profit of $13.9 million in 1992. The increase was due predominantly to the growth in sales discussed above. Gross profit margins as a percentage of net sales were 27.4% in 1993 compared to 28.4% in 1992. The downward trend reflects a decline associated with a greater number of large volume transactions at reduced margins, the competitive environment in the electronic distribution marketplace, as well as a change in the Company's overall sales mix. See "BUSINESS -- Products" and "-- Competition."

  Selling, General and Administrative Expenses

     SG&A increased $3.5 million, or 30.4%, to $14.8 million in 1993 compared to $11.4 million in 1992. The increase was the result of the Company's rapid growth and aggressive expansion. As sales grew by $18.5 million, selling expenses increased dramatically, including commissions, telephone expenses and supplies. During 1993, SG&A was impacted by three new sales offices (one opened at the end of 1992 and two opened during 1993) and the relocation of one existing office into a larger facility. See "BUSINESS -- Corporate Strategy -- Expansion" and "-- Sales and Marketing -- Sales Office Locations". This resulted in increased rent, increased depreciation expenses and moving and start-up costs. The Company also acquired the assets of an affiliated company resulting in integration expenses and an increase in all operating expense line items. See "Acquisitions." Additionally, the increase reflects expenses incurred in connection with implementing the Company's profit sharing 401(k) plan in June 1993, to which matching contributions were made for all of 1993 and additional depreciation expenses associated with new computer and communications equipment.

     SG&A as a percentage of sales decreased in 1993 to 22.0% down from 23.2% in 1992. The improvement reflects the Company's efforts to improve operating efficiencies as well as the benefits of economies of scale associated with increased sales levels. The improved operating efficiencies as well as the benefits of economies of scale realized during 1993, more than offset the increased expenses discussed above.

  Income from Operations


     Income from operations increased 47.6% in 1993 to $3.6 million compared to $2.5 million in 1992. This increase, which was achieved despite declining gross profit margins, resulted from increased sales, improvements in operating efficiencies, cost savings associated with a 1991 warehouse consolidation, and the benefits of economies of scale resulting in a decrease in SG&A as a percentage of sales. Income from operations in 1992 was impacted by a nonrecurring expense in the amount of $114,000 attributable to employee benefits incurred from the elimination of duplicate tasks associated with the relocation and consolidation of the Company's warehouse.


  Interest Expense

     Interest expense decreased in 1993 to $1.1 million from $1.2 million in 1992. This decrease was primarily a result of the decline in the prime interest rate during the period as well as a reduction in the percentage over prime charged by the Company's lender. At the end of 1992, the Company entered into a new Credit Agreement with the Senior Lender which provided for the lower percentage over prime. The improvement in the interest rate more than offset the interest expense associated with increased borrowings required to fund the Company's growth and the acquisition of its affiliate completed in June 1993. See "Acquisitions."

  Net Income


     For the year ended December 31, 1993, net income was $1.7 million ($.19 per share, $.18 fully diluted), an increase of 125.1% from net income of $756,000 ($.12 per share) for 1992. The increase in 1993 reflects the growth in sales, increased operating efficiencies, reduction in SG&A as a percentage of sales and the reduction in interest expense. The increase in net income in 1993 also included income of $237,000 ($144,000 on an after-tax basis) resulting from the settlement of a business interruption insurance claim which occurred during the third quarter of 1992. See Note 9 to Notes to Consolidated Financial Statements. Net income in 1992 also reflected a gain on the extinguishment of debt in the amount of $36,000 ($21,000 on an after-tax basis) and nonrecurring expenses in the amount of $114,000 ($67,000 on an after-tax basis) discussed above.



LIQUIDITY AND CAPITAL RESOURCES



     Working capital at March 31, 1995, increased to approximately $41.9 million from working capital of approximately $39.8 million and $27.5 million at December 31, 1994 and 1993, respectively. The current ratio was 3.03:1 at March 31, 1995, as compared to 3.94:1 and 4.43:1 at December 31, 1994 and 1993, respectively. Accounts receivable levels at March 31, 1995, were $22.7 million, up from accounts receivable levels of $16.6 million and $11.5 million at December 31, 1994 and 1993, respectively. The increases in accounts receivable reflect the record quarterly and annual levels of sales for the first three months of 1995 and for the 1994 fiscal year, respectively. However, the average number of days that accounts receivable were outstanding as of March 31, 1995 and December 31, 1994, was 55 and 56 days, respectively, an improvement from 59 days as of December 31, 1993. Inventory increased to $38.5 million at March 31, 1995, from inventory of $35.0 million and $23.3 million at December 31, 1994 and 1993, respectively. The increase in inventory in the first three months of 1995 was primarily to support the increases in both semiconductor and passive product sales as well as to support budgeted future growth. The increase in inventory in fiscal 1994 from fiscal 1993 was also primarily to support the increases in both semiconductor and passive product sales as well as from acquisitions of Chicago and Philadelphia-based distributors in 1994. See "Acquisitions." In addition, the increase in inventory from 1993 to 1994 reflects the initial stocking packages associated with new product lines obtained during 1994 and increases made to support 1995 sales budgets. Inventory turns, however, improved to 2.6 times in 1994 compared to 2.4 times in 1993. The increase in accounts payable and accrued expenses by $6.8 million to $19.8 million at March 31, 1995, as compared to $13.0 million at December 31, 1994, and by $5.8 million to $13.0 million in 1994 as compared to $7.2 million in 1993, was primarily as a result of the increase in inventory in the first three months of 1995 over the end of 1994 and in 1994 over 1993, respectively.

     During 1994, as a result of the acquisitions of the assets of two companies, assets and liabilities increased and the Company's borrowings under the Line increased to repay certain assumed liabilities. See "Acquisitions" and
Note 3 to Notes to Consolidated Financial Statements. The Company's assets and liabilities further increased in 1994 in connection with tenant improvements and related capital expenditures associated with the move of the Company's headquarters and distribution facility. As of May 1, 1994, the Company executed a promissory note in the amount of $865,000 in favor of the landlord for the Company's new headquarters and distribution facility to finance substantially all of the tenant improvements necessary for the new facility. This $865,000 note has no payments in the first year (interest accrues and is added to the principal amount), is payable interest only in the second year and has a repayment schedule with varying monthly payments over the remaining 18 years. At the same time, the Company entered into another promissory note with such landlord for $150,000 to finance certain personal property for the new facility. This $150,000 note is payable interest only for six months and thereafter in 60 equal self-amortizing monthly payments of principal and interest. In addition certain additional improvements to the new facility aggregating approximately $90,300 were financed as of May 1, 1995 by the landlord. This $90,300 is evidenced by a promissory note payable in 240 consecutive, equal self-amortizing monthly installments of principal and interest. These notes, which are subordinate to the Company's Line, accrue interest at a fixed rate of 8% per annum and are payable monthly to the extent payments are required. See
"BUSINESS -- Facilities and Systems" and Note 5 to Notes to Consolidated Financial Statements.


     During the last two fiscal years, the Company's shareholders' equity doubled from $8.5 million at the end of 1992 to $17.0 million at the end of 1994. This increase resulted primarily from the net income during 1993 and 1994, and the exercise during 1993 of the Class A and Class B Warrants issued in connection with the sale by the Company of equity securities in June 1992 (the "1992 Public Offering"). Upon the exercise of the warrants, which were called by the Company during 1993, the Company received net proceeds of approximately $5.4 million. In addition, during 1994, the Company received net proceeds of approximately $465,000 from the exercise of underwriters' warrants issued in connection with the 1992 Public Offering. The net proceeds from these issuances of securities were used for continued expansion and general working capital purposes.


     In 1994, the Credit Agreement was amended to increase the Line from $20 million to $25 million. In addition, as a result of the increase in the Company's equity and subordinated debt through 1994, the interest rate on the Line was reduced to, at the Company's option, either one-quarter of one percent ( 1/4%) below prime or two percent (2%) above certain LIBOR rates. Under the terms of the 1994 amendment, the Company will pay a nonusage fee of one-tenth of one percent ( 1/10%) calculated on the unused portion of the Line, payable quarterly in arrears, and the termination date of the Line was extended to May 31, 1997. On March 28, 1995, the Credit Agreement was amended whereby the Line was increased from $25 million to $30 million; provided, however, that the Company may borrow in excess of $27 million only after (i) the Senior Lender has reviewed and been satisfied, in its sole discretion, with the Company's audited consolidated financial statements for the year ended December 31, 1994, and (ii) the Company has received additional capitalization of not less than $4 million (after all expenses of issuance and sale) from the issuance of its equity securities. In May 1995, the Senior Lender completed its review and became satisfied with the Company's audited consolidated financial statements for the year ended December 31, 1994. The Company expects that the successful completion of this Offering will satisfy the increased capitalization condition of the Senior Lender for the Company to borrow in excess of $27 million. The 1995 amendment to the Credit Agreement permits the Company to request standby letters of credit to be issued by the Senior Lender on the Company's behalf, with a sublimit of $5 million available for letters of credit under the Line and such letters of credit being chargeable as advances against the Line. The Company will pay the Senior Lender an issuance fee equal to three-quarters of one percent (.75%) per annum of the aggregate amount of outstanding letters of credit. See Note 5 to Notes to Consolidated Financial Statements.


     The Credit Agreement requires the Company to be in compliance with certain financial ratios including a minimum amount of tangible net worth and a current asset support ratio based upon specified percentages of eligible accounts receivable and inventories. The Company also is required to comply with certain affirmative and negative covenants. These covenants place limitations on the Company's future borrowings, dividend payments, redemption of certain securities, transactions with affiliates on other than an arm's-length basis, investments, acquisitions, mergers, capital expenditures and changes in control and management. As of December 31, 1994, the Company was in compliance with the required financial ratios and other covenants and the Company believes that it is presently in compliance with the financial ratios and other covenants under the Credit Agreement. Outstanding borrowings under the Line, which are secured by accounts receivable, inventories and equipment and a pledge of the capital stock of the Company's subsidiaries, amounted to $19,991,000 at December 31, 1994, $22,129,000 at March 31, 1995, and
$22,549,000 on May 1, 1995.


     In June 1994, the Company completed a private placement (the "1994 Private Placement") of 51.5 units, with each unit consisting of a 9% non-convertible subordinated debenture due 2004 in the principal amount of $100,000 issuable at par, together with 7,500 common stock purchase warrants exercisable at $3.15 per share. The 51.5 units issued represent debentures aggregating $5,150,000 together with an aggregate of 386,250 warrants. The debentures are payable in semi-annual installments of interest only commencing December 1, 1994, with the principal amount maturing in full on June 13, 2004. The Company is not required to make any mandatory redemptions or sinking fund payments. The debentures are subordinated to the Company's senior indebtedness including the Line and the notes described above issued to the Company's landlord. Each warrant issued can be exercised to purchase one share of the Company's Common Stock at any time between December 14, 1994 and June 13, 1999 at an exercise price equal to $3.15 per share. See "DESCRIPTION OF SECURITIES -- Existing Warrants" and Note 5 to Notes to Consolidated Financial Statements.

     The Company expects that its cash flows from operations and additional borrowings available under the Credit Agreement will be sufficient to meet its current financial requirements over the next twelve months. The Company continues, however, to explore available financing alternatives to fund the Company's long term growth. This Offering is one of those alternatives. To the extent that additional funds are required by the Company in the future, the Company's lack of additional authorized and unissued Common Stock could prevent it from raising additional equity capital at a time when it is needed for its operations or further expansion. See "RISK FACTORS."

INFLATION AND CURRENCY FLUCTUATIONS


     The Company does not believe that inflation or currency fluctuations significantly impacted its business during 1994 or the first three months of 1995; however, inflation, changing interest rates and currency fluctuations have had significant effects on the economy in the past and could adversely impact the Company's results in the future. See "RISK FACTORS -- Foreign Manufacturing and Trade Regulations."


ACQUISITIONS

     On June 14, 1993, the Company, through a then newly-formed subsidiary (the "Rockville Subsidiary"), completed the acquisition of substantially all of the assets of All American Transistor Corporation of D.C. ("DC"), formerly a 45% owned affiliate of the Company, based in Rockville, Maryland. The consideration for the acquisition of such assets was the assumption of all of DC's disclosed liabilities. As a result, the Company's consolidated assets and liabilities each increased by approximately $1,000,000. At closing, the Company paid off a note payable to a bank of approximately $503,000 (including accrued interest), which was part of the $1,000,000 increase in liabilities. As part of such acquisition, the majority shareholder of the seller entered into a one year employment agreement with the Rockville Subsidiary at a base salary of $75,000 per annum plus a bonus based on sales made by such person, which agreement has since expired.

     On January 24, 1994, the Company, through a then newly-formed subsidiary (the "Illinois Subsidiary"), completed the acquisition of substantially all of the assets of Components Incorporated, a regional distributor of electronic components and related products based near Chicago, Illinois ("Components"). As consideration for this acquisition, the Company paid $599,000 in cash and issued a promissory note of approximately $399,000. The promissory note bears interest at 8% per annum and is payable in quarterly installments of interest only for a term of two years, with the entire principal amount payable in full on January 24, 1996. In addition to the purchase price, the Illinois Subsidiary agreed to assume and discharge when due, all of

Components' disclosed liabilities, which were approximately $700,000. As part of such assumption, Components' bank line in the amount of $400,000 was paid in full at the closing.

     The president and principal stockholder of Components (the "Components Principal") was hired by the Illinois Subsidiary to conduct the day-to-day operations of the Illinois Subsidiary pursuant to an employment agreement dated January 24, 1994. Although the Components Principal was transferred to a staff marketing position during 1994, the terms of his employment agreement remain the same. Pursuant to the employment agreement, which may be renewed annually by the Illinois Subsidiary for up to a maximum term of four years, the Components Principal will receive annual base compensation of $105,000, plus separate bonuses based on the net earnings and gross sales of the Illinois Subsidiary. In addition to the base compensation and bonuses, the Components Principal received $350,000 of consideration for a covenant not to compete that restricts any competition with the Illinois Subsidiary and the Company for a period extending to the later of the third anniversary of the Components Principal's termination as an employee or January 24, 1999. The $350,000 consideration was in the form of a grant of 98,160 stock options to the Components Principal to acquire Common Stock at a price of $1.65 per share (valued at $100,000 as of January 24, 1994), and the delivery to the Components Principal of a promissory note of the Illinois Subsidiary in the principal amount of $250,000. The $1.65 options are exercisable, in whole or in part, at any time during the period commencing July 1, 1994, and ending January 23, 1999, subject to earlier termination on death or disability. The Company, pursuant to its agreement to register the Common Stock underlying such options by July 31, 1994, registered such shares in February 1994. The $250,000 promissory note bears interest at 8% per annum, payable quarterly, with $100,000 of principal due March 10, 1995, $50,000 of principal due April 24, 1996, and the remaining $100,000 payable in eight equal quarterly principal installments in the amount of $12,500 over the fourth and fifth years of such note. In the event the Illinois Subsidiary's net income equals or exceeds $650,000 in any fiscal year, it must prepay one-half of the then outstanding principal balance of such note and, in the event the Illinois Subsidiary's net income again equals or exceeds $650,000 in a subsequent fiscal year, the Company must prepay the entire then outstanding principal balance of such note. If the Components Principal resigns or is terminated for cause on or prior to January 24, 1996, the Components Principal will be obligated to pay to the Company the sum of $100,000 as liquidated damages, payable at his election either in cash or by reduction of the then outstanding principal balance of the $250,000 promissory note. The Company has also agreed to grant to the Components Principal employee incentive stock options at fair market value on the date of grant (5,000 on January 24, 1995; 10,000 on January 24, 1996; and 15,000 on
January 24, 1997), each of such three sets of options to be exercisable for a period of five years, subject to earlier termination in the event of termination of employment, death or disability. The Company has guaranteed all of the obligations of the Illinois Subsidiary owed to Components and the Components Principal in connection with this transaction.

     On September 9, 1994, the Company, through a then newly-formed subsidiary (the "New Jersey Subsidiary"), completed the acquisition of substantially all of the assets of GCI Corp., a Philadelphia-area distributor of electronic components based in southern New Jersey. As consideration for this acquisition, the Company paid $485,000 in cash, issued a promissory note in the approximate amount of $306,000 and granted stock options covering 117,551 shares of Common Stock at an exercise price of $1.65 per share (valued at $144,000 as of September 9, 1994) exercisable between September 9, 1995 and September 8, 1999. The New Jersey Subsidiary also assumed substantially all of the disclosed liabilities of approximately $1,930,000, including a $1,400,000 bank note payable which has been repaid. The $306,000 promissory note is payable interest only on a quarterly basis for the first two years from closing with the principal amount (together with accrued interest thereon) payable in equal quarterly installments over the next three years. One-half of the then outstanding principal balance of the promissory note is required to be paid if certain net earnings (as defined) of the New Jersey Subsidiary are attained for 1995 or 1996. GCI Corp. may earn up to an additional $760,000 of contingent purchase price over the three-year period ending December 31, 1997 if certain gross profit targets are met.

     The three principal stockholders and key employees of GCI Corp. (the "GCI Principals") each received an employment agreement from the New Jersey Subsidiary commencing on September 10, 1994, and expiring on December 31, 1997, and providing for base salary of $122,000, $113,000, and $110,000 per annum, respectively. In addition to base salary, each of the GCI Principals may earn a bonus based upon the percentage of the net earnings generated in the sales territory, as defined. In addition to the net earnings bonus, two of the GCI Principals may earn an annual bonus based upon the gross profit of the Company with respect to all sales made in Maryland, Virginia and Delaware, if certain minimum gross profit levels are obtained. The Company has also agreed to grant to each of the GCI Principals employee incentive stock options at fair market value on the date of grant (10,000 to each on January 30, 1996; 10,000 to each on January 30, 1997; and 10,000 to each on January 30, 1998), but each such grant is conditional upon sales in the sales territory, as defined, attaining a minimum gross profit for the year most recently ended and, if granted, vests ratably over a six year period. One other key employee of GCI Corp. accepted employment with the New Jersey Subsidiary and was granted 10,000 employee incentive stock options at an exercise price of $2.63 per share (the fair market value on the date of grant) vesting ratably over a six year period, the ability to receive up to 15,000 additional employee incentive stock options (5,000 per year in respect of 1995, 1996 and 1997) if a certain minimum gross profit for sales in the sales territory, as defined, are attained during each such year, and shall be issued 1,000 shares of Common Stock upon completing his 18th month of service with the New Jersey Subsidiary. The Company has guaranteed all of the obligations of the New Jersey Subsidiary to GCI Corp. and the GCI Principals.


     The operating results of each of the acquired companies are included in the consolidated results of operations of the Company from the date of their respective acquisition. See Notes 3 and 5 to Notes to Consolidated Financial Statements.

                                    BUSINESS

OVERVIEW

     Over the last 30 years, the electronics industry has grown to be one of the largest and today is one of the faster growing industries in the United States. An industry association forecasts total U.S. factory sales of electronic products to exceed $373 billion in 1995 compared to $276 billion in 1991. The growth of this industry has been driven by increased demand for new products incorporating sophisticated electronic components, such as laptop computers and satellite and communications equipment, as well as the increased utilization of electronic components in a wide range of industrial, consumer and military products. The three product groups included in the electronic components industry are semiconductors, which account for approximately 40% of the electronic components distribution marketplace, passive/electromechanical components accounting for approximately 40%, and systems (such as disk drives, terminals and computer peripherals), accounting for approximately 20%. The Company, as a distributor of both semiconductors and passive/electromechanical products, sells two of the three major categories of products generally sold through distribution. The Company does not presently intend to become a distributor of systems.

     Distributors are an integral part of the electronics industry. During 1995, an estimated $18 billion of electronic components are projected to be sold through distribution in the United States up from $9 billion in 1991. Electronic component manufacturers sell directly to only a small number of the potential customers. This small segment of the customer base accounts for a large portion of the total available revenues. It is not economical for the component manufacturers to provide a broad range of sales support services to handle the large amount of customers that account for the balance of the available revenues. Thus, the manufacturers rely on distributors to augment their sales, marketing and service operations. By offering a broad range of products, it is more efficient for the distributor to service the large customer base not addressed directly by the component manufacturers. Furthermore, distributors offer their customers a broad and growing range of services including the convenience of immediate or scheduled deliveries to support just-in-time requirements. Distributors also provide assistance in filling complete order requirements and a higher level of customer service than that available directly from component manufacturers. Through the use of distributors, both the customers and suppliers are able to reduce personnel and other costs associated with maintaining component inventories. During recent years there has been a growing trend for distribution to play an increasing role in the customers' procurement process. The Company believes that users of electronic components will continue to increase their service and quality requirements and that this trend will result in both customers and suppliers becoming more dependent on distributors. This will result in increasing opportunities for those distributors that have expanded their service capabilities.

THE COMPANY

     The Company is a national distributor of electronic components manufactured by others. These components are sold primarily to original equipment manufacturers in a diverse and growing range of industries. The Company's customer base includes manufacturers of consumer goods, satellite and communications products, computers and computer-related products, robotics and industrial equipment, radar and air traffic control systems, defense and aerospace equipment and medical instrumentation.

     Approximately 70% of the Company's sales are derived from the sale of semiconductors (active components), including transistors, diodes, memory devices and other integrated circuits. The remaining 30% of the Company's sales are derived from passive products, such as capacitors, resistors, inductors and electromechanical products, including cable, connectors, filters and sockets. The Company does not derive substantial revenues from the sale of microprocessors. The Company's average sales invoice is approximately $600.

     While the Company was reincorporated in Delaware in 1987, it and its predecessor have operated since 1964. The Company is one of the faster growing distributors in the industry and, based on 1994 revenues, the Company was recently recognized by an industry publication as the 21st largest distributor of electronic components in the United States, up from the 24th largest distributor in the previous year.

CORPORATE STRATEGY

     The Company's strategy is to continue its growth and to gain market share by increasing the number of customers it sells to through a combination of expanding existing sales offices, opening new sales offices and making additional acquisitions. Furthermore, the Company intends to increase sales to its existing customers. As part of its growth strategies, the Company also intends to expand its product offerings and service capabilities. While the Company's aggressive growth plans have caused an adverse effect on profitability, the Company believes that the investment in future expansion was necessary to position the Company to participate in the dynamics of its rapidly growing and changing industry and to achieve greater profitability.

  Expansion

     The Company has undergone significant expansion over the last few years. Since the end of 1992, the Company has opened 10 new sales offices, relocated and expanded all existing offices and acquired three electronic component distributors in order to increase its presence in the national market. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Acquisitions" and "Sales and Marketing -- Sales Office Locations." The Company is seeking to further expand and enhance its geographic coverage by opening or acquiring three to four new sales offices over the next eighteen months. Although no agreement has been reached as of the date of this Prospectus, the Company is currently in discussions with acquisition candidates.

     In order to effectively drive and manage its aggressive expansion, the Company restructured, enhanced and expanded its sales staff and sales management team. The Company also expanded its quality control programs, created and staffed a corporate operations department and increased staffing in almost all corporate departments. To better service the large customer base in the western part of the United States, in 1994 the Company also opened a west coast corporate office which houses a regional distribution center, a regional credit department and sales and marketing executives for the Company.

     In order to process rapid growth in sales, the Company moved into new corporate offices and a state-of-the-art distribution center which dramatically expanded the Company's capacity to service sales. See "Facilities and Systems." This capacity, combined with the growth expected to be attained in the future as a result of the aggressive expansion discussed above, is expected to enable the Company to realize the benefits of improved operating efficiencies and increasing economies of scale.

  Capitalizing on Industry Trends

     The Company believes that there are several significant trends occurring simultaneously within the electronics industry. The first trend is that customers are reducing their approved vendor base in an effort to place a greater percentage of their purchases with fewer, more capable distributors. At the same time, there has been substantial consolidation within the distribution chain resulting in customers seeking additional sources of supply to minimize dependency on a single supplier. Additionally, the Company believes that the larger distributors resulting from consolidations will concentrate on larger customers causing a growing need for distribution service at the middle and emerging market customer base as such customers seek to maintain a high level of service. These trends have put pressure on customers to achieve the proper balance between relying on fewer distributors while at the same time not becoming dependent on a single supplier. In an attempt to take advantage of these trends, the Company has been strategically expanding its product offerings and service capabilities in order to increase its ability to support more customer needs. The Company believes that its flexibility and service capabilities, coupled with its pricing structure and broad product offering, will enable the Company to continue to take advantage of these growth opportunities.

  Increasing Product Offerings

     The Company intends to continue its effort to increase the number and breadth of its product offerings, thereby allowing it to attract new customers and to represent a larger percentage of the purchases being made by its existing customers. As part of its efforts to attract new suppliers and expand its product offerings, the Company has opened new sales offices in order to achieve the geographic coverage necessary to be recognized as a national distributor. The Company has increased the number of suppliers whose products it offers from approximately 20 in 1980 to over 90 by 1994. See "Suppliers -- Authorized Distributorships."

  Services

     As stated above, customers are reducing their approved vendor base in an effort to place a greater percentage of their purchases with fewer, more capable distributors. As part of its overall strategy to increase market penetration, the Company has endeavored to develop state-of-the-art service capabilities. The Company refers to these service capabilities as "distribution technology." The Company believes that it has developed service capabilities comparable to some of the larger distributors in the industry and which are not yet readily available at many distributors of comparable size to the Company. The Company further believes that these capabilities are not generally made available by the largest distributors to the middle and emerging market customers, which represent the vast majority of the Company's customers. See "Competition." Thus, one of the ways the Company differentiates itself from its competition is to make state-of-the-art distribution technology available to both large and small customers. Although the Company believes that this differentiation will assist the Company's growth, there can be no assurance that such differentiation exists to the extent that the Company currently believes or that it will continue in the future.

     The Company's distribution technology incorporates nationwide access to real-time inventory and pricing information, electronic order entry and rapid order processing. During the past 24 months, the Company has dramatically expanded its services capabilities to include just-in-time deliveries, bar coding capabilities, bonded and consigned inventory programs, in-plant stores, in-plant terminals and automatic inventory replenishment programs. In the past 12 months, the Company has also implemented electronic data interchange ("EDI") programs. EDI programs permit the electronic exchange of information between the Company and its customers or suppliers and facilitate transactions between them by reducing paperwork and employee time. The Company currently has approximately 28 customers using at least some aspect of its EDI program.

     The Company has also expanded its technical capabilities by creating a technical sales program. As part of this program the Company has hired electrical engineers at various sales offices across the country and expects to continue to increase the number of engineers in the future. The program is intended to generate more sales by providing customers with increased service at the design and development stages. The program is also intended to enhance the technical capabilities of the Company's entire sales force through regular training sessions.

     In an effort to reduce the number of distributors they deal with, and ultimately reduce their procurement costs, many customers have been selecting distributors that, in addition to providing their standard components, are also able to provide products that are not part of the distributors' regular product offering. This service is referred to as "kitting." In order to expand its service offerings to address this growing customer requirement, the Company created a kitting department toward the end of 1994.


     Another rapidly growing segment of electronics distribution is the sale of programmable semiconductor products. Programmable semiconductors enable customers to reduce the number of components they use by highly customizing one semiconductor to perform a function that otherwise would require several components to accomplish. This saves space and enables customers to reduce the size and cost of their products. In order to effectively sell programmable products, most major distributors have established their own semiconductor programming centers. To enable it to participate in this growing segment of the industry, the Company has decided to open its own semiconductor programming center. During the second quarter of 1995, the Company expects to have its programming center fully operational in its new west coast corporate facility. In addition to enabling the Company to address a rapidly growing market for programmable products, this capability will allow the Company to attract new product lines that require programming capabilities.


  Quality Controls and ISO Certification

     In order to properly manage its rapid growth and achieve compliance with the increasingly stringent quality standards of its customer base, during 1994 the Company created an operations department and embarked upon a Total Quality Management ("TQM") program. The TQM program creates continuous process improvement teams empowered to design and direct the ongoing re-engineering of the Company. The intention of the TQM program is to improve service and, over time, increase efficiency and productivity and reduce costs. The expansion in capacity and service capabilities discussed above were done within the confines of increasing strictness in quality control programs and traceability procedures. As a result, the Company has successfully completed a procedure and quality audit resulting in its certification under the international quality standard of ISO 9002. This quality standard was established by the International Standards Organization created by the European Economic Community ("EEC"). Such organization created uniform standards of measuring a company's processes, traceability procedures and quality control in order to assist and facilitate trading and business among the EEC. The Company believes that this certification has currently been obtained by only a few distributors and is becoming a requirement of an increasing portion of the customer base in the United States.

PRODUCTS

  Active and Passive Components

     The Company markets both semiconductors and passive products. Semiconductors, which are active products, respond to or activate upon receipt of electronic current. Active products include transistors, diodes, memory devices and other integrated circuits. Passive components, on the other hand, are designed to facilitate completion of electronic functions. Passive products include capacitors, resistors, inductors and electromechanical products, such as cable, connectors, filters and sockets. Virtually all of the Company's customers purchase both active and passive products.

     While the Company offers many of the latest technology products, its focus has historically been on mature products that have a more predictable demand, more stable pricing and more constant sourcing. The Company believes that the greater predictability in the demand for these products and the fact that component manufacturers are not likely to invest capital in order to increase production of older technologies combine to reduce the risks inherent in large volume purchases of mature product. By making large volume purchases, the Company decreases its per-unit cost, thus increasing its potential for higher profit margins upon resale of these mature products. Although the Company continues to position itself as a leader in the more mature product lines, as part of its growth strategy, sales of the newer technology products are now playing a greater role in the overall sales mix of the Company and may play an even greater role in the overall sales mix as the Company expands its product offerings. Many of the newer technology products result in lower profit margins than sales of more mature product lines.

     The Company does not offer express warranties with respect to any of its products, instead passing on only such warranties, if any, as are granted by its suppliers.

  Electromechanical Value-Added Services

     In an effort to reduce overhead, a growing number of customers have been outsourcing certain processes and relying more upon distributors to handle certain assemblies and modification work. These include connector and cable assemblies, cable harnessing, terminal block modifications and other services. These electromechanical value-added services offer distributors an opportunity to sell their components at significantly higher margins when these components become integrated into an assembly.


     The Company began offering electromechanical value-added services in 1989 as a result of its acquisition of a regional passive component distributor which offered such services. To date, the Company has had only minimal revenues from such value-added services. Part of the strategy for the acquisition by the Company of the Chicago, Illinois based distributor (see "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Acquisitions") in January 1994 was to expand the Company's electromechanical value-added capabilities as the acquired company derived a substantially higher percentage of its revenues from these value-added services. In order to further drive the sales of value-added services, in the second half of 1994 the Company created a division called American Assemblies & Design operating at its newly acquired Chicago location. American Assemblies & Design is expected to dramatically expand the Company's value-added capabilities with respect to electromechanical products. While there can be no assurance as to the success of this division, the Company expects American Assemblies & Design will contribute revenues and profits in the second half of 1995.


SALES AND MARKETING

  Overall Strategy

     The Company differentiates itself from its competitors in the marketplace by the combination of products and services that it can provide to its customers. The Company is a broad-line distributor offering over 40,000 different products representing more than 90 different component manufacturers. In addition, the Company employs a decentralized management philosophy whereby branch managers are given latitude to run their operations based on their experience within their particular regions and the needs of their particular customer base. This decentralization results in greater flexibility and a higher level of customer service. Thus, the Company believes it can provide the broad product offering and competitive pricing normally associated with the largest national distributors, while still providing the personalized service level usually associated only with regional or local distributors. Additionally, the Company brings to the middle and emerging market customers a level of service capabilities that the smaller distributor cannot provide.

     The Company's marketing strategy is to have the geographic coverage, service capabilities and flexibility and the quality assurance to enable it to be an expanded source of supply for all middle and emerging market customers by providing a broad range of products and services to these customers; and to now become a significant supplier for the top tier customers with a niche of products supported by the high level of quality, service and technical capabilities required to do business with these accounts.

  Marketing Techniques

     The Company uses various techniques in marketing its products. These include direct marketing through personal visits to customers by management, salespeople and sales representatives, supported by a staff of inside sales personnel who handle the accepting, processing and administration of sales orders; ongoing advertising in various national industry publications and trade journals as well as general advertising, sales referrals and marketing support from component manufacturers. The Company also uses its expanded service capabilities, new technical sales program and its status as an authorized distributor for certain manufacturers as marketing tools. See "Corporate Strategy -- Services" and "Suppliers -- Authorized Distributorships."

  Sales Personnel


     As of May 1, 1995, the Company employed on a full-time basis 82 inside and 96 outside salespeople with approximately 19 more management employees involved in sales. The Company also had 10 sales representatives covering various territories where the Company does not have sales offices. In addition, the Company currently employs 7 electrical engineers in its technical sales program. Salespeople are generally compensated by a combination of salary and commissions based upon the profits obtained on their sales. Each branch is run by a general manager who reports to a regional manager, who in turn reports to an area manager. In order to minimize management layers, each area and regional manager acts as the general manager of the branch where they are located. All area managers report to the Company's Senior Vice President of Sales and Marketing. Area, regional and general managers are compensated by a combination of salary and incentives based upon achieving various goals including profits from the sales offices in their respective areas or regions.

  Sales Office Locations


     The Company currently operates 20 sales offices. The table below shows the general location (and specific town or city, if different) of each office and the year it was established.



                                                                                       YEAR
                                      OFFICE                                        ESTABLISHED
----------------------------------------------------------------------------------  -----------
Alabama
Huntsville........................................................................      1993
California
Orange County (Cypress)(1)........................................................      1994
San Diego.........................................................................      1993
San Fernando Valley (Calabasas)(2)................................................      1994
San Jose..........................................................................      1985
Connecticut
Danbury...........................................................................      1994
Florida
Fort Lauderdale (Deerfield/Sunrise)(3)............................................      1990
Miami.............................................................................      1973
Tampa/St. Petersburg (Clearwater).................................................      1995
Illinois
Chicago (Lisle)...................................................................      1994
Maryland
Rockville.........................................................................      1993
Massachusetts
Boston (Bedford)..................................................................      1988
Minnesota
Minneapolis (Eden Prairie)........................................................      1986
New York
Hauppauge.........................................................................      1984
Oregon
Portland (Beaverton)..............................................................      1994
Pennsylvania
Philadelphia (West Berlin, New Jersey)(4).........................................      1993
Texas
Austin............................................................................      1994
Dallas (Richardson)...............................................................      1988
Houston...........................................................................      1994
Utah
Salt Lake City....................................................................      1992


---------------


(1) This office was relocated from Irvine to a larger facility in Cypress in the second quarter of 1995.


(2) This office was relocated from Simi to a larger facility in Calabasas in the second quarter of 1995.


(3) This office was moved from Sunrise to Deerfield in 1994.


(4) The original Philadelphia area office was located in Cherry Hill, New Jersey and was closed in conjunction with the completion of the acquisition by the Company of a Philadelphia area distributor in September 1994.



     During the second quarter of 1995 the Company relocated its San Fernando Valley and Orange County, California offices into two much larger facilities in Calabasas and Cypress, California. As part of such relocations, the Company closed its office in Torrance, California which was originally opened in 1981. The

Company also retains field sales representatives to market other territories throughout the United States, Canada and Mexico. The Company may consider opening branches in these other territories if the representatives achieve acceptable sales levels. Further, the Company may in the future consider acquiring more distributors. Although no agreement has been reached as of the date of this Prospectus, the Company is currently in discussions with acquisition candidates.

  Transportation

     All of the Company's products are shipped through third party carriers. Incoming freight charges are generally paid by the Company, while outgoing freight charges are typically paid by the customer.

  Seasonality

     The Company's sales have not historically been materially greater in any particular season or part of the year.

CUSTOMERS

     The Company markets its products primarily to original equipment manufacturers in a diverse and growing range of industries. The Company's customer base includes manufacturers of consumer goods, computers and computer-related products, defense and aerospace equipment, radar and air traffic control systems, satellite and communications products, robotics and industrial equipment and medical instrumentation. The Company's customer list includes approximately 10,000 accounts. During 1994, no customer accounted for more than 3% of the Company's sales and the Company does not believe that the loss of any one customer would have a material adverse impact on its business.

     Although sales of products to commercial users account for the vast majority of the Company's sales, approximately 5% of the Company's sales in 1994 were comprised of high reliability products generally sold to companies servicing the military. High reliability products are required to meet military specifications and result in additional paperwork and administrative costs to the Company.

BACKLOG

     As is typical of distributors, the Company has a backlog of customer orders. While these customer orders are cancellable, the Company believes its backlog is a reliable indicator of future sales. At December 31, 1994, the Company had a backlog in excess of $31 million, 29% higher than the backlog of $24 million at December 31, 1993. By March 31, 1995, the Company's backlog had risen to approximately $39.4 million. The Company believes that a substantial portion of its backlog represents products due to be delivered within the next three months. Approximately 50% of the backlog relates to purchase orders which call for scheduled shipments of inventory over a period of time, with the balance representing products that are on back-order with suppliers. The scheduled shipments enable the Company to plan purchases of inventory over extended time periods to satisfy such requirements.

SUPPLIERS

  Authorized Distributorships

     The Company generally purchases products from components manufacturers pursuant to non-exclusive distribution agreements. Such suppliers generally limit the number of distributors they will authorize in a given territory. As an authorized distributor, the Company obtains sales referrals, as well as sales, marketing and engineering support, from components manufacturers. These referrals and support assist the Company in closing sales and obtaining new customers. The Company's status as an authorized distributor is also a valuable marketing tool as the end customers receive greater support from the components manufacturers.

     The Company believes that an important factor which suppliers consider in determining whether to grant or to continue to provide distribution rights to a certain distributor is such distributor's geographic representation. In meeting its goal of being recognized as a national distributor, the Company has opened sales offices in a number of markets throughout the United States (see "Corporate Strategy -- Expansion" and "Sales and Marketing -- Sales Office Locations") and has advertised in national industry publications to demonstrate its distribution capabilities to current and potential customers and suppliers.


     All distribution agreements are cancellable by either party, typically upon 30 to 90 days' notice. The Company believes its exposure to inventory loss is significantly reduced by the following provisions typically found in its distribution agreements: price protection, stock rotation privileges, obsolescence credit and return privileges. Price protection is typically in the form of a credit to the Company for any inventory the Company has of products for which the manufacturer reduces its prices. The stock rotation privileges typically allow the Company to exchange inventory in an amount up to 5% of a prior period's purchases. The obsolescence credit allows the Company to return any products which the manufacturer discontinues. Upon termination of a distribution agreement, the return privileges typically require the manufacturer to repurchase the Company's inventory at the Company's adjusted purchase price. If the Company terminates the distribution agreement, there is typically a 10% to 15% restocking charge. There can be no assurance that all manufacturers will comply with their contractual obligations.


     Substantially all of the Company's inventory is purchased pursuant to its distribution agreements. The Company does not generally purchase product for inventory unless it is a commonly sold product, there is an outstanding customer order to be filled, a special purchase is available or unless it is an initial stocking package in connection with a new line of products.

  Supplier Base

     Over the past 10 years the Company has expanded its supplier base significantly. Presently, the Company has non-exclusive distribution agreements with over 90 different suppliers and considers itself to be a broad-line distributor. The Company does not regard any one supplier as essential to its operations, since most of the products the Company sells are available from other sources at competitive prices. In 1994, the Company's three largest suppliers accounted for approximately 14%, 7% and 6% of consolidated purchases, respectively. While the Company does not believe that the loss of any one supplier would have a material adverse impact on its business, the loss of a significant number of suppliers in a short period of time could have such an impact. If the Company were to lose its rights to distribute the products of any one particular supplier, there can be no assurance that the Company would be able to replace the products which were available from that particular supplier. The Company, from time to time, eliminates companies and adds new companies to its list of authorized suppliers in an attempt to provide its customers with a better product mix. See "RISK FACTORS -- Relationships with Suppliers" and Note 11 to Notes to Consolidated Financial Statements.

FACILITIES AND SYSTEMS

  Facilities

     As a result of its continued growth, the Company has relocated its corporate headquarters and distribution facility twice since 1990. In order to support substantial future growth without another relocation, the Company entered into a new lease for a 110,800 square foot facility in Miami, Florida to contain new corporate offices and a state-of-the-art distribution center designed by the Company. The Company moved into this new facility in May of 1994. The Company presently occupies approximately 75% of the facility, with the balance being sublet to an unrelated third party. The new lease has a term expiring in 2014 with three 6-year renewal options. The Company has the right to terminate this lease at any time after the fifth year of the term upon twenty-four months prior written notice and the payment of all outstanding debt owed to the landlord. The lease provides for annual fixed rental payments totaling approximately $264,000 in the first year, $267,000 in the second year, $279,000 in each of the third, fourth and fifth years, $300,600 in the sixth year, $307,800 in the seventh year, and in each year thereafter during the term the rent shall increase once per year in an amount equal to the annual percentage increase in the consumer price index not to exceed 4% in any one year. The renewal options are at fair market value rental rates. In June 1994, the Company entered into a sublease with an unrelated third party for approximately 25% of the new facility for a term of three years ending on July 14, 1997, with no renewal options and the Company having the right to recapture approximately 13,000 square feet of the sublet space from and after the eighteenth month of the three year term. The sublease provides for base rent of $5,000 per month increasing 5% per year and additional rent representing the subtenant's prorata share of landlord pass through expenses and other expenses pertaining to the sublet premises. Although continued growth is not assured, the Company estimates that this new facility (including the space currently sublet) has capacity to handle over $400 million in annual revenues.

     Prior to May 1994, the Company's main corporate offices and warehouse were also located in Miami, Florida, and consisted of approximately 37,000 square feet, of which approximately 10,000 square feet was office space and approximately 27,000 square feet was warehouse space.


     As a result of the January 1994 acquisition, the Company leases a 9,700 square foot facility located near Chicago, Illinois, which houses a sales office, a warehouse and the value-added operations of the Company's American Assemblies division. Furthermore, the Company occupies approximately 11,000 square feet in Northern California, approximately 5,000 square feet of which is used for sales, 3,500 square feet of which is used for corporate offices. The balance of this Northern California facility is being used as a regional distribution facility and, in the second quarter of 1995, is expected to house the Company's new semiconductor programming center. In addition, the Company leases space for its 17 other sales offices (excluding Miami which is located in the Company's corporate headquarters), which range in size from approximately 1,000 square feet to 6,000 square feet. See "Sales and Marketing -- Sales Office Locations."


  Systems

     In 1990, the Company created a management information systems ("MIS") department and, in 1991, new computer and communications systems were placed into service. As a result of its rapid expansion and in order to assure that the Company can continue to grow and provide state-of-the-art distribution technology in the future, the Company expanded these systems during 1994 and expects to continue to develop and expand its systems capabilities further. The Company believes that these systems will assist in increasing sales and in improving efficiency and the potential for greater profitability in the future through increased employee productivity, enhanced asset management, improved quality control capabilities and expanded customer service capabilities. See "Corporate Strategy -- Services."

     The Company's systems and operations are designed to facilitate centralized warehousing which allows salespeople across the country to have real-time access to inventory and pricing information and allows a salesperson in any office to enter orders electronically, which instantaneously print in the Company's distribution facility for shipping and invoicing. The combination of the centralized warehouse and the electronic order entry enable the Company to provide rapid order processing at low costs. The system also provides for automatic credit checks, which prohibit any product from being shipped until the customer's credit has been approved. Additionally, its systems provide the Company with more timely and reliable information, allowing the Company to enhance asset management. The Company's communications equipment enables personnel to communicate from office to office over existing data lines, thereby controlling telephone expenses. Further, the systems allow the Company to participate with customers and suppliers in electronic data interchange and to expand customer services, including just-in-time deliveries, kitting programs, bar-coding, automatic inventory replenishment programs, bonded and consigned inventory programs, in-plant stores and in-plant terminals.

     While the development of the MIS department, the acquisition of new computer and communications equipment, the development of software for its systems and the 1991 consolidation of the Company's warehouse operations reduced the Company's profitability in 1989 through 1992, the Company began to benefit from these investments in 1993. The Company believes that, with its new distribution center combined with the expansion of its systems and infrastructure which began in 1994 and will continue in 1995, the Company will be positioned to sustain significant sales growth without significant additional investment in fixed overhead, thereby improving operating margins in the future.

FOREIGN MANUFACTURING AND TRADE REGULATION

     A significant number of the components sold by the Company are manufactured outside the United States and purchased by the Company from United States subsidiaries or affiliates of those foreign manufacturers. As a result, the Company and its ability to sell at competitive prices could be adversely affected by increases in tariffs or duties, changes in trade treaties, currency fluctuations, strikes or delays in air or sea transportation, and possible future United States legislation with respect to pricing and import quotas on products from foreign countries. The Company's ability to be competitive in or with the sales of imported components could also be affected by other governmental actions and changes in policies related to, among other things, anti-dumping legislation and currency fluctuations. Since the Company purchases from United States subsidiaries or affiliates of foreign manufacturers, the Company's purchases are paid for in U.S. dollars which does reduce the potential adverse effect of currency fluctuations. While the Company does not believe that these factors adversely impact its business at present, there can be no assurance that such factors will not materially adversely affect the Company in the future.

EMPLOYEES


     As of May 1, 1995, the Company employed 361 persons: 34 are involved in management; 37 are involved in marketing; 178 are involved in sales; 46 are involved in warehouse and shipping; 23 are involved in operations and kitting; 35 are involved in bookkeeping and clerical; and 8 are involved in MIS. None of the Company's employees are covered by collective bargaining agreements. The Company believes that its relations with its employees are good.


COMPETITION


     The Company believes that there are over 1,000 electronic components distributors throughout the United States, ranging in size from less than $1 million in revenues to companies with annual sales exceeding $4 billion worldwide. These distributors can be divided into global distributors who have operations around the world, national distributors who have offices throughout the United States, regional distributors and local distributors. With 20 offices in 13 states, the Company competes as a national distributor. The Company, which was recently recognized by an industry publication as the 21st largest distributor of electronic components in the United States, believes its primary competition comes from the top 50 distributors in the industry.


     The Company competes with many companies that distribute electronic components and, to a lesser extent, companies that manufacture such products and sell them directly. Many of these companies have greater assets and possess greater financial and personnel resources than does the Company. The competition in the electronics distribution industry can also be segregated by target customers: major accounts; middle market accounts; and emerging growth accounts. Competition to be the primary supplier for the major customers is dominated by the top 10 distributors as a result of the product offerings, pricing and distribution technology offered by these distributors. The Company competes for these major industry customers by seeking to provide the very best service and quality and focusing on fill-in or niche products. The Company believes that it is able to earn satisfactory margins on this business without competing head-on with the industry giants. The Company believes competition from the top 10 distributors for the middle and emerging market customer base is not as strong since the largest distributors focus their efforts on the major account base. For this reason, the Company has focused its efforts on servicing this middle and emerging market customer base. The Company competes for this business by seeking to offer a broader product base, better pricing and more sophisticated distribution technology than the regional or local distributors, by seeking to offer more sophisticated distribution technology than comparably sized distributors and by seeking to offer to such middle and emerging market companies a higher service level than are offered to them by the major national distributors. With its expanded service capabilities and quality assurance procedures in place, the Company believes that it can now compete for a bigger portion of the business at the top tier customer base, although there can be no assurance it will be successful in doing so.

LICENSED TECHNOLOGY

     As a result of the rapid growth of the Company's electronic components distribution business, the Company has decided to no longer pursue its development of certain licensed technology intended to protect various electronic equipment and machines from surges and sags in power which can damage the components within the equipment. See Note 4 to Notes to Consolidated Financial Statements.

                               LEGAL PROCEEDINGS

     The Company is from time to time involved in litigation relating to claims arising out of its operations in the ordinary course of business. Such claims are generally covered by insurance or, if they relate to products which it distributes, the Company would expect that the manufacturers of such products would indemnify the Company, as well as defend such claims on the Company's behalf, although no assurance can be given that any manufacturer would do so. The Company believes that none of these claims should have a material adverse impact on its financial condition or results of operations. See "RISK
FACTORS -- Potential Product Liability"

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

                    NAME                  CLASS   AGE                 POSITION
    ------------------------------------  -----   ----  ------------------------------------
    Paul Goldberg(1)....................   III      66  Chairman of the Board of Directors
                                                        and Chief Executive Officer
    Bruce M. Goldberg(1)................    II      39  President and Chief Operating
                                                        Officer and Director
    Howard L. Flanders..................    II      37  Vice President, Secretary and Chief
                                                          Financial Officer and Director
    Rick Gordon.........................   III      41  Senior Vice President of Sales and
                                                          Marketing and Director
    S. Cye Mandel(2)(3).................     I      66  Director
    Sheldon Lieberbaum(2)(3)............     I      60  Director

---------------

(1) member of the Executive Committee
(2) member of the Audit Committee
(3) member of the Compensation Committee

     The Company's Certificate of Incorporation provides for a staggered board, consisting of three classes. The terms of office of Class I, II and III directors expire in 1995, 1996 and 1997, respectively. See "DESCRIPTION OF SECURITIES -- Certain Provisions of Certificate of Incorporation and Bylaws." The Company's executive officers serve at the discretion of the Board; however, all executive officers have employment agreements with the Company. See "EXECUTIVE COMPENSATION -- Employment Agreements." The following is a brief resume of the Company's executive officers and directors.

     PAUL GOLDBERG, one of the co-founders of the Company and the father of Bruce M. Goldberg, has been employed by the Company in various executive capacities since its predecessor's formation in 1964, and has served as Chairman of the Board and Chief Executive Officer since 1978. Mr. Goldberg was also President of the Company until July 1994.

     BRUCE M. GOLDBERG, the son of Paul Goldberg, joined the Company in October 1988 as Vice President, in 1990 became Executive Vice President and in July 1994 became President and Chief Operating Officer.

Bruce M. Goldberg has served as a Director of the Company since 1987. From 1984 until joining the Company, Bruce M. Goldberg practiced law in his own firm. Prior thereto, he practiced law while associated with two Miami law firms, Shutts & Bowen and Shapiro, Hoffman, Lester and Abramson.

     HOWARD L. FLANDERS joined the Company in February 1991 as its Vice President and Chief Financial Officer, and in 1992 became a Director of the Company and Secretary. Prior to joining the Company, Mr. Flanders, who is a CPA, was Controller of Reliance Capital Group, Inc., a subsidiary of Reliance Group Holdings, Inc., where he held various positions since 1982. Prior thereto, Mr. Flanders was an accountant with the public accounting firm of Coopers & Lybrand.

     RICK GORDON has been employed by the Company since January 1986. He was originally the General Manager of the Company's Northern California office and Northwest Regional Manager. In March 1990, Mr. Gordon became the Western Regional Vice President and in 1992 Vice President of North American Sales and a Director of the Company. In 1994, Mr. Gordon was appointed Senior Vice President of Sales and Marketing for the Company. Before working for the Company, Mr. Gordon was Western Regional Vice President for Diplomat Electronics, another electronic components distributor, from 1975 until 1986.

     S. CYE MANDEL is a prominent South Florida businessman who has been an executive in the food service industry for the past 20 years. Mr. Mandel has been a principal in the entity which acted from 1989 to 1993 as the manager of the Miccosukee Indian bingo enterprise located in Miami, Florida. Mr. Mandel has served as Director of the Company since 1987.


     SHELDON LIEBERBAUM is director of corporate finance and a director and shareholder of Lew Lieberbaum & Co., Inc., an investment banking firm which is the Underwriter of this Offering and was one of the underwriters of the Company's 1992 Public Offering. He was also an officer of the underwriter which took the Company public in 1987. Mr. Lieberbaum has been in the brokerage business for over 35 years and serves as a director for Unapix Enterprises, Eastco Industrial Safety Corporation and In-Home Health, Inc. Mr. Lieberbaum became a Director of the Company in 1992 in connection with an agreement of the Company with the underwriters of the 1992 Public Offering that until June 18, 1997, the Company would use its best efforts to cause one individual designated by such underwriters to be elected to the Board or to be an advisor to the Board. It is contemplated that, in the event that this Offering is successfully completed, a similar agreement regarding the designation of a director of the Company will be entered into between the Company and the Underwriter which would have a term of three years from the Effective Date, but would not be operative until the expiration of the existing agreement with the underwriters of the 1992 Public Offering so that only one designee of either the Underwriter or the underwriters of the 1992 Public Offering would serve on the Board at any time. See "UNDERWRITING." The National Association of Securities Dealers, Inc. ("NASD") recently alleged that the Underwriter and others, including Mr. Lieberbaum, in 1991 engaged in market manipulation, inaccurately maintained books and records and failed to adequately supervise the activities of the Underwriter's personnel in connection with the trading for the Underwriter's account of warrants which were part of a public offering of units of convertible preferred stock and warrants of a company for which the Underwriter had acted in 1991 as managing underwriter. In order to expeditiously resolve this matter and without admitting or denying these allegations, in January 1995 Mr. Lieberbaum and others voluntarily entered into a Letter of Acceptance, Waiver and Consent with the NASD pursuant to which Mr. Lieberbaum was censured and fined by the NASD, agreed to pay with the Underwriter and others restitution to customers and was suspended from associating with any NASD member for a one month period.


BOARD COMMITTEES

  Executive Committee

     The Executive Committee is comprised of Paul Goldberg and Bruce M. Goldberg. During 1994, the Executive Committee did not meet formally, however, its members met on nearly a daily basis in connection with the operations of the Company. The Executive Committee possesses substantially all of the powers of the Board and acts as the Board between Board meetings.

  Audit Committee

     The Audit Committee is comprised of S. Cye Mandel and Sheldon Lieberbaum. The Audit Committee is responsible for recommending the selection of the independent auditors (which was done during the last year by the Board as a whole), reviewing the arrangements and scope of the independent audit, reviewing internal accounting procedures and controls and reviewing the reports and recommendations of the independent auditors with respect to internal controls.

  Compensation Committee

     Prior to March 27, 1993, the Compensation Committee was comprised of Paul Goldberg and Bruce M. Goldberg. Effective March 27, 1993, the Compensation Committee consists of S. Cye Mandel and Sheldon Lieberbaum, two independent non-employee directors of the Company. See "Compensation Committee Interlocks and Insider Participation" for a discussion of the Compensation Committee's responsibilities.

  Nominating Committee

     The Board does not have a Nominating Committee, such function being performed by the Board as a whole.

BOARD COMPENSATION

     The members of the Board do not currently receive compensation from the Company for acting in their capacity as directors of the Company nor has the Company adopted any standard arrangement for compensating non-employee directors of the Company. The Company may decide in the future to compensate directors and/or to establish a standard compensation arrangement for non-employee directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to March 1993, the Compensation Committee of the Board consisted of Paul Goldberg, Chairman and Chief Executive Officer, and Bruce M. Goldberg, Director and then Executive Vice President. At a meeting of the Board held on March 27, 1993, Paul Goldberg and Bruce M. Goldberg resigned from the Compensation Committee and the Board reconstituted the Compensation Committee to consist of S. Cye Mandel and Sheldon Lieberbaum, both being independent, non-employee Directors of the Company. Prior to the changes effective in March of 1993, the Compensation Committee reviewed, designed and approved the compensation of all employees of the Company, except for the members of the Compensation Committee whose compensation was determined by the Board as a whole. Effective with the reconstitution of the Compensation Committee in March 1993, the Board decided that management of the Company should make decisions with respect to the compensation (other than the granting of stock options) of all employees other than the executive officers of the Company. Furthermore, in connection with this Offering, the Company has agreed with the Underwriter that the Company will not increase or authorize an increase in the compensation of its executive officers without the approval of the Compensation Committee for a period of three years from the Effective Date. In addition, the Company has agreed that for three years from the Effective Date it will use its best efforts to cause one individual designee of the Underwriter to be elected to the Company's Board and that such designee will also serve as a member of the Compensation Committee. Currently, Sheldon Lieberbaum, director of corporate finance and a director and shareholder of the Underwriter, is a member of the Board and the Compensation Committee. See "UNDERWRITING."

                             EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding the compensation earned during each of the fiscal years ended December 31, 1994, 1993 and 1992 by the Chief Executive Officer and each of the other four most highly compensated executive officers of the Company whose total annual salary and bonus exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM
                                                                                COMPENSATION
                                                                                   AWARDS
                                                                                ------------
                                                        ANNUAL COMPENSATION      SECURITIES     ALL OTHER
                                                       ----------------------    UNDERLYING    COMPENSATION
           NAME AND PRINCIPAL POSITION          YEAR   SALARY ($)   BONUS ($)   OPTIONS (#)       ($)(1)
    ------------------------------------------  -----  ----------   ---------   ------------   ------------
    Paul Goldberg.............................  1994     184,000          --            --        10,000
      Chairman and Chief Executive Officer      1993     178,000     113,000       100,000         8,000
                                                1992     167,000      15,000            --         5,000
    Bruce M. Goldberg.........................  1994     150,000          --            --        26,000
      President and Chief Operating Officer     1993     135,000      98,000       100,000        14,000
                                                1992     114,000      15,000            --         2,000
    Rick Gordon...............................  1994     155,000      20,000            --        16,000
      Senior Vice President of Sales and        1993     135,000      11,000         3,000        12,000
      Marketing                                 1992     123,000          --            --         2,000
    Howard L. Flanders........................  1994     130,000          --            --        17,000
      Vice President and Chief Financial        1993     105,000      11,000       103,000        14,000
      Officer                                   1992      93,000          --            --            --

---------------

(1) All other compensation includes Company contributions to life insurance policies, where the Company is not the beneficiary, to the Deferred Compensation Plan and to the 401(k) Plan of the Company and the cost to the Company of the nonbusiness use of Company automobiles used by executive officers. See hereinbelow and "Deferred Compensation Plan for Executive Officers and Key Employees" and "401(k) Plan."


     The Company has a $1,000,000 key man term life insurance policy on the life of Paul Goldberg with benefits payable to the Company. In addition, the Company pays for a $550,000 universal life insurance policy on the life of Paul Goldberg with benefits payable to his wife. The current annual premiums on the foregoing policies insuring the life of Paul Goldberg are approximately $9,300 and $7,700 for the key man and universal life insurance policies, respectively. The Company owns and is the beneficiary of a $1,000,000 term policy on the life of Bruce M. Goldberg. The current annual premium on this policy is $1,580. Moreover, during 1994 the Company transferred ownership of a $1,000,000 whole life insurance policy (the "Whole Life Policy") on the life of Bruce M. Goldberg to Bruce M. Goldberg to fulfill an obligation under his existing employment arrangement. The Company intends to make annual advances to Bruce M. Goldberg to cover the annual premium of the Whole Life Policy currently in the amount of $22,995. Such annual advances are secured by the cash surrender value of the Whole Life Policy. Since more than two and one-half years had passed since the date of Bruce M. Goldberg's existing employment agreement, fifty percent (50%) of the advances through December 31, 1994, were cancelled and the related security released on January 1, 1995. The remainder of the existing advances and any future advances made to pay premiums on the Whole Life Policy through May 31, 1997, will be cancelled and any remaining security will be released in accordance with a vesting schedule by May 31, 1997, provided Bruce M. Goldberg continues employment with the Company through the end of such period. Thereafter the Company will continue, for the duration of Bruce M. Goldberg's employment, to pay the annual premium to Bruce M. Goldberg for the Whole Life Policy. If Bruce
M. Goldberg is terminated by the Company for cause prior to May 31, 1997, he will be entitled to pay off the nonvested advances owed to the Company and obtain a release of any collateral assignment. If Bruce M. Goldberg is terminated without cause or upon a change in control, any nonvested advances owed to the Company will become immediately vested and any remaining security will be released. In addition, beginning in 1993 the Company has funded, and intends to continue to fund, the premiums for $1,000,000 flexible premium life insurance policies owned by each of Howard
L. Flanders and Rick Gordon. The Company's advances will be secured by a collateral assignment of the cash value and death benefit of each of the policies. The current annual premium on each of these policies is $11,500. The Company's obligations to make premium payments in connection with Howard L. Flanders' and Rick Gordon's policies are expected to last for a maximum of ten years. After Howard L. Flanders and Rick Gordon have been with the Company for a period of five years from the year in which the policy was acquired (1993) and provided they each remain in the employ of the Company or they have become disabled or a change in control has occured during the term of their employment, the advances will be deemed cancelled and the security released thereafter ratably over a five year vesting period until such time as all advances are deemed cancelled. See "Employment Agreements."


OPTION GRANTS IN LAST FISCAL YEAR

     The Company did not grant any stock options during its fiscal year ended December 31, 1994, to any executive officer of the Company.

AGGREGATED OPTION EXERCISES IN LATEST FISCAL YEAR AND FISCAL YEAR-ENDED OPTION VALUES

     The following table sets forth information concerning the aggregate option exercises in the fiscal year ended December 31, 1994, and the value of unexercised stock options as of December 31, 1994 for the individual executive officers named in the Summary Compensation Table:

                                                                       NUMBER OF
                                                                      SECURITIES           VALUE OF
                                                                      UNDERLYING         UNEXERCISED
                                                                      UNEXERCISED        IN-THE-MONEY
                                                                      OPTIONS AT          OPTIONS AT
                                       SHARES                          FY-END(#)          FY-END ($)
                                     ACQUIRED ON        VALUE        EXERCISABLE/        EXERCISABLE/
                                     EXERCISE(#)     REALIZED($)     UNEXERCISABLE     UNEXERCISABLE(1)
                                     -----------     -----------     -------------     ----------------
    Paul Goldberg..................        --              --        120,000(E)             84,500(E)
                                                                     80,000(U)                  --(U)
    Bruce M. Goldberg..............     3,125(2)        6,700(2)     95,000(E)              63,375(E)
                                                                     80,000(U)                  --(U)
    Rick Gordon....................        --              --        85,600(E)              79,688(E)
                                                                     37,400(U)              32,813(U)
    Howard L. Flanders.............        --              --        55,600(E)              44,375(E)
                                                                     77,400(U)              37,500(U)

---------------

(1) Value is based upon the difference between the exercise price of the options and the last reported sale price of the Common Stock on December 31, 1994.
(2) Stock options covering 3,125 shares of Common Stock at an exercise price of $1.60 per share were exercised by Bruce M. Goldberg during the fiscal year ended December 31, 1994. The value realized per share is based upon the difference between the closing sale price of the Company's Common Stock on The Nasdaq Stock Market on the date of exercise and the exercise price.

EMPLOYEES', OFFICERS', DIRECTORS' STOCK OPTION PLAN

     In 1987, the Company established the Option Plan. Unless earlier terminated, the Option Plan will continue in effect through May 28, 2004, after which it will expire and no further options could thereafter be granted under the Option Plan. The Option Plan provides for awards of options to purchase shares of Common Stock to officers, directors and employees of and independent contractors associated with the Company. A maximum of 2,250,000 shares of the Company's Common Stock has previously been reserved for issuance upon the exercise of options granted under the Option Plan. In order to have a sufficient number of authorized and unissued shares of Common Stock to undertake this Offering (assuming the Over-Allotment Option will be exercised in full), the number of shares of the Company's Common Stock reserved for issuance under the Option Plan has been reduced by the Board to no more than 1,575,250 shares; provided, however, that, in the event that the Over-Allotment Option is not exercised, there will be no reduction in the number of reserved shares or, if not exercised in full, a lesser reduction will be made. Notwithstanding the foregoing reduction, in May 1995 the Board authorized an increase in the number of shares of the Company's Common Stock reserved for issuance under the Option Plan to 3,250,000 shares, subject to obtaining the approval of the shareholders of the Company to such increase and to an increase in the number of shares of Common Stock authorized to be issued by the Company at the 1995 Annual Meeting. See "DESCRIPTION OF SECURITIES" and "RISK FACTORS." The increases are necessary in order to authorize the aggregate of 1,000,000 New Options to be granted to the four executive officers of the Company in connection with their entering into new employment agreements with the Company. See "Employment Agreements." If approved, such increase would also eliminate any reduction in the reserved shares under the Option Plan necessitated by this Offering.



     The Option Plan is administered by the Compensation Committee. The Compensation Committee's functions include recommending persons to whom options should be granted, the date of each option grant, the number of shares of Common Stock to be included in each option, any vesting and exercise schedule and the option price and term (which in no event will be for a period more than ten years from the date of grant). The Compensation Committee's proposals are based upon and in recognition of the judgment, initiative, leadership and continued efforts of eligible participants. Unless the Compensation Committee is comprised of at least three disinterested persons, meaning that none of such persons are eligible or have within the previous year been eligible to participate in the Option Plan, any option granted to a director must satisfy all of the following requirements: (i) the total number of options granted to directors under the Option Plan may not exceed 35% of the shares reserved under the Option Plan (the "35% Limitation"); (ii) no director may be granted options in excess of 30% of the shares issued under the Option Plan in any one particular issuance; (iii) options granted to directors may not be exercisable for at least one year after the date of grant; (iv) the exercise price of options granted to directors may not be less than the fair market value of the Common Stock on the date of grant, except that if a director beneficially owns 10% or more of the combined voting power of the Company, the option price may not be less than 110% of the fair market value of the Common Stock on the date of grant. In addition, options granted to directors are subject to all other restrictions set forth in the Option Plan. Since currently there are only two disinterested directors on the Compensation Committee, the above limitations relating to grants of options to directors are currently in effect. As a result of the number of shares of the Company's Common Stock reserved for issuance under the Option Plan being required to be reduced by the Board to permit the Company to undertake this Offering, Paul Goldberg and Bruce M. Goldberg have agreed not to exercise stock options held by them for an aggregate of up to 50,000 shares each of Common Stock to enable the Option Plan to remain in compliance with the 35% Limitation. This agreement would terminate upon the number of shares reserved for issuance being subsequently increased to an amount sufficient to permit the Option Plan to be in compliance with the 35% Limitation or the 35% Limitation being otherwise eliminated. As a result of the New Options to be granted to the four executive officers of the Company in connection with their entering into new employment agreements, in May 1995 the Board authorized the elimination of the above limitations, as well as certain other amendments to the Option Plan, subject to obtaining the approval of the Company's shareholders. Such approval is currently expected to be sought at the 1995 Annual Meeting. See "Employment Agreements."



     The exercise price for all options granted under the Option Plan shall not be less than the fair market value of the Common Stock on the date of grant (or 110% of the fair market value if the beneficiary of the grant beneficially owns 10% or more of the outstanding shares of Common Stock; provided, however, that, as part of the amendments, to the Option Plan authorized by the Board in May 1995, subject to approval by the shareholders, this 110% provision has been limited to incentive stock options only). In addition, the aggregate fair market value of the Common Stock (determined at the date of the option grant) for which a person may be granted incentive stock options which first become exercisable in any calendar year under the Option Plan may not exceed $100,000. Options granted pursuant to the Option Plan are not transferrable during an optionee's lifetime.


     To the extent incentive stock options are granted under the Option Plan, this generally entitles an optionee who is an employee to defer recognition of income or loss for federal tax purposes until the shares underlying the options are sold. Under the Option Plan the Company does not obtain any federal tax deductions except in unusual circumstances.

     On February 11, 1994, the Company filed a registration statement on Form S-8 with the Commission in order to register 1,687,914 shares of Common Stock then issuable under the Option Plan and 98,160 issuable to an employee of the Company upon the exercise of a stock option granted outside of the Option Plan in connection with an acquisition by the Company. So long as such registration statement remains effective under the Act, shares of Common Stock issued upon the exercise of outstanding options under the Option Plan will be immediately and freely tradable without restriction under the Act, subject to applicable volume limitations, if any, under Rule 144 and, in the case of executive officers and directors of the Company, Section 16 of the Exchange Act. It is contemplated that the Company will at the appropriate time file an amendment to its registration statement on Form S-8 in order to register any additional shares of Common Stock reserved for issuance under the Option Plan.


     As of May 18, 1995, a total of 1,316,690 options were granted and had not expired or been forfeited, of which 146,127 were exercised and 1,170,563 options were outstanding (of which 631,000 options were held by executive officers and directors of the Company as a group, see "Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-Ended Option Values" and 549,412 options are presently exercisable). These options, which are held by 68 persons, are exercisable at prices ranging from $.75 per share to $2.63 per share and are exercisable through various expiration dates from 1995 to 2000. In addition, certain options were issued to the selling stockholders in connection with the Company's acquisitions in 1994. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Acquisitions."


DEFERRED COMPENSATION PLAN FOR EXECUTIVE OFFICERS AND KEY EMPLOYEES

     Effective January 1, 1988, the Company established a deferred compensation plan (the "Deferred Compensation Plan") for executive officers and key employees of the Company. The employees eligible to participate in the Deferred Compensation Plan (the "Participants") are chosen at the sole discretion of the Board, upon a recommendation from the Compensation Committee. Pursuant to the Deferred Compensation Plan, commencing on a Participant's retirement date, he or she will receive an annuity for ten years. The amount of the annuity shall be computed at 30% of the Participant's salary, as defined. Any Participant with less than ten years of service to the Company as of his or her retirement date will only receive a pro rata portion of the annuity. Retirement benefits paid under the Deferred Compensation Plan will be distributed monthly. The Company paid benefits under this plan of approximately $52,000 during 1994, none of which was paid to any executive officer. The maximum benefit payable to a Participant (including each of the executive officers) under the Deferred Compensation Plan is presently $22,500 per annum.

401(K) PLAN

     The Company maintains a 401(k) Plan (the "401(k) Plan"), which is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. All full-time employees of the Company over the age of 21 are eligible to participate in the 401(k) Plan after completing 90 days of employment. Each eligible employee may elect to contribute to the 401(k) Plan, through payroll deductions, up to 15% of his or her salary, limited to $9,240 in 1994. The Company makes matching contributions and in 1994 its contributions were in the amount of 25% on the first 6% contributed of each participating employee's salary.

EMPLOYMENT AGREEMENTS

  The Goldberg Agreements

     Effective June 1, 1992, the Company entered into employment agreements with Paul Goldberg, its Chief Executive Officer and Bruce M. Goldberg, its current President and Chief Operating Officer (collectively, the "1992 Agreements"). The 1992 Agreements are for three-year terms expiring on May 31, 1995. Pursuant to their 1992 Agreements, Paul Goldberg and Bruce M. Goldberg currently receive a base salary of $186,000 and $150,000 per annum, respectively. Under the 1992 Agreements, Paul Goldberg and Bruce M. Goldberg are also each entitled to receive a bonus equal to 5% of the Company's pre-tax income in excess of $1,000,000 in any calendar year. Such bonus compensation payable under the 1992 Agreements to Paul Goldberg and Bruce M. Goldberg is limited to $150,000 and $100,000 per annum, respectively. For the calendar year 1994, Paul Goldberg and Bruce M. Goldberg did not earn a bonus, although they were each paid $100,000 relating to bonuses earned for the Company's 1993 fiscal year.

     In addition, the 1992 Agreements provide for certain additional benefits, including participation in Company benefit plans, including the Deferred Compensation Plan, payments to the employee upon his disability, certain life insurance benefits and the continued use of a Company automobile. See "Summary Compensation Table." The agreements prohibit Paul Goldberg and Bruce M. Goldberg from competing with the Company for two years after any voluntary termination of employment or termination for cause. The agreements further provide that, if there is a change in control (as defined) of the Company, the Company shall have the option to either extend the agreements for two additional years or terminate the agreements upon making a lump sum severance payment equal to two years compensation. Further, if Paul Goldberg or Bruce M. Goldberg were to be terminated without cause, each of them would be entitled to receive severance benefits equal to the greater of two years compensation or the remainder of the compensation due them under their respective employment agreements.


     In May 1995, the Company entered into new employment agreements with each of Paul Goldberg and Bruce M. Goldberg to take effect as of the expiration of the 1992 Agreements (collectively the "1995 Agreements"). The 1995 Agreement for Paul Goldberg extends the term of his employment until December 31, 2000, subject to earlier termination as a result of his retirement as hereinafter described, and provides for a base salary effective as of June 1, 1995, of $250,000 per annum, subject to an annual increase commencing as of January 1, 1996 (which increase shall be prorated for the period between June 1, 1995 and December 31, 1995) equal to the greater of 4% per annum or the increase in the cost of living. The 1995 Agreement for Bruce M. Goldberg extends the term of his employment until December 31, 2000, and provides for a base salary effective as of June 1, 1995, of $275,000 per annum, subject to the same annual increase formula as for Paul Goldberg under his 1995 Agreement. Under the 1995 Agreements, Paul Goldberg and Bruce M. Goldberg will each be entitled to receive an annual cash bonus equal to 3% of the Company's pre-tax income, before nonrecurring and extraordinary charges, in excess of $1,000,000 in any calendar year. Such annual bonus compensation for each of Paul Goldberg and Bruce M. Goldberg is limited in any year to an amount no greater than two times his respective base salary for the applicable year. In addition, Bruce M. Goldberg will also receive an additional one time bonus in the amount of $30,000 on January 15, 1996, in the event that the Company's net sales for calendar year 1995 exceed $135,000,000.



     The 1995 Employment Agreements, together with the new employment agreements between the Company and each of Howard L. Flanders and Rick Gordon described below, provide for the granting of an aggregate of 1,000,000 stock options pursuant to the Option Plan as additional incentive compensation for such four executive officers (collectively, the "New Options"). Paul Goldberg and Bruce M. Goldberg will be granted New Options covering 250,000 and 450,000 shares of Common Stock, respectively, out of the aggregate of 1,000,000 New Options. All of the New Options are to be granted on the earlier to occur of the date that the registration statement of which this Prospectus is a part becomes effective, or June 15, 1995. The New Options will be exercisable over a 10 year period from the date of grant, subject to the vesting schedule set forth below and, in the case of Messrs. Flanders and Gordon, generally maintaining as many of the New Options as possible as incentive stock options. Each of the New Options will have an exercise price equal to 100% of the fair market value of a share of Common Stock on the date of grant. If the date of grant is the effective date of the registration statement, the exercise price will be the public offering price per share of the Common Stock offered hereby. The New Options granted to each of the executive officers will vest in no event later than 9 years from date of grant, subject to earlier vesting in the following percentage increments based upon the Company attaining net earnings per share on a primary basis in any year between 1995 and 2000 (inclusive) in at least the following amounts:


             PERCENTAGE OF                                             NET EARNINGS
          OPTIONS VESTED (%)                                           PER SHARE($)
          -----------------------------------------------------------  ------------
                25%..................................................      $.18
                50...................................................       .22
                75...................................................       .28
               100...................................................       .38

     The granting of the New Options will be void and a nullity in the event that the Company does not obtain the approval of the Company's shareholders to
(i) the amendments to the Option Plan which are necessary to permit the granting of the New Options, including the increase in the number of shares reserved for issuance under the Option Plan to 3,250,000 shares (the "Plan Amendments"), and (ii) an increase in the number of shares of Common Stock authorized to be issued by the Company to enable the Company to have sufficient shares of Common Stock available for, among other things, issuance upon the exercise of the New Options. See "DESCRIPTION OF SECURITIES" and "RISK FACTORS." In the event that the shareholders of the Company do not approve the Plan Amendments within the required period of 12 months from the Board's authorization thereof in May 1995 or do not approve the increase in the number of authorized shares of Common Stock resulting in the New Options automatically terminating, the annual cash bonus of each of Paul Goldberg and Bruce M. Goldberg described above would be increased from 3% to 5% of the Company's pre-tax income before nonrecurring and extraordinary charges. It is currently contemplated that the approval of the Company's shareholders will be sought at the 1995 Annual Meeting.



     Under Paul Goldberg's 1995 Agreement, he may elect, in his sole discretion, to retire at any time on or after January 1, 1999 (the "Retirement Election"). Upon the earlier to occur of the Retirement Election or at the expiration or earlier termination of the term of the 1995 Agreement, the Company will be obligated to pay Paul Goldberg (in addition to any other compensation he may be entitled to upon termination), and his spouse upon his death, a retirement benefit of $100,000 per annum until the later of the death of Paul Goldberg or his spouse, provide him and his spouse, without cost, until the later of their respective deaths, at least the same level of medical and health insurance benefits as was provided prior to his retirement and continue to pay the premiums on the life insurance policies covering his and his spouse's lives as described hereinbelow and under "Summary Compensation Table" above.



     The 1995 Agreements also provide certain additional benefits to each of Paul Goldberg and Bruce M. Goldberg, including participation in the Company benefit plans, including the Deferred Compensation Plan and the 401(k) Plan, and the continued use of a Company automobile. In addition, in the event of the disability of Paul Goldberg, the Company will be obligated to continue all compensation and other benefits due under his 1995 Agreement for the shorter of two years or until January 1, 1999, and to thereafter provide the retirement and health benefits described above. In the event of the disability of Bruce M. Goldberg, the Company will be obligated to continue all compensation and other benefits due under his 1995 Agreement for two years thereafter. Furthermore, in addition to the life insurance policies covering the life of Paul Goldberg and Bruce M. Goldberg described under "Summary Compensation Table" being funded by the Company, the Company has agreed to advance the Paul Goldberg Family Insurance Trust or such other person designated by Paul Goldberg (i) each year until the insured's death the amount of the annual premium for a new $1,000,000 face value insurance policy on Paul Goldberg's or his spouse's life and (ii) each year until the later to die of Paul Goldberg or his spouse the amount of the annual premium for a $1,000,000 face value second to die insurance policy on the lives of Paul Goldberg and his spouse. Such annual advances (together with interest to accrue thereon at the rate of 5% per annum) for each policy will be secured by the respective insurance policy and the higher of the advances (together with the interest accrued thereon) for and the cash surrender value of the respective policy will be repaid to the Company upon the death of Paul Goldberg, the death of his spouse or the death of Paul Goldberg and his spouse (as applicable) out of the proceeds thereof.


     The 1995 Agreements also provide that, in the event of change in control (as defined) of the Company, each of Paul Goldberg and Bruce M. Goldberg shall have the option in his sole discretion to terminate his 1995 Agreement. In such event, Paul Goldberg would be entitled to elect (in lieu of electing to continue to receive some or all of the compensation, payments and benefits as and when due under the 1995 Agreement) to receive a lump sum payment equal to the sum of
(i) Paul Goldberg's compensation due through the greater of the end of the term of the 1995 Agreement or three years after the change in control, (ii) the present value (assuming a certain discount rate and life expectancy) of the retirement payments payable to Paul Goldberg commencing from the later of the end of the term or three years after the change in control until his death,
(iii) an amount sufficient to pay, until the later of his or his spouse's death, the premium for at least the same level of health insurance benefits as was provided before the change in control and (iv) an amount sufficient to pay, until the later of his or his spouse's death (as applicable), the premiums on the life insurance policies insuring his or his spouse's lives as described in the previous paragraph. Similarly, under Bruce M. Goldberg's 1995 Agreement, in the event of a change in control and Bruce M. Goldberg's election to terminate his 1995

Employment Agreement, Bruce M. Goldberg at his option will be entitled to elect to receive a lump sum payment equal to his compensation due through the later of the end of the term of his 1995 Agreement or three years after the change in control or for such period to continue to receive such compensation as and when due under the 1995 Agreement. In addition, in the event of a change in control, all unvested options held by Paul Goldberg or Bruce M. Goldberg, as well as any other executive officer, would vest and become immediately exercisable. These change in control provisions will replace the change in control provisions of the 1992 Agreements as of June 1, 1995.

  The Flanders Agreement


     In May 1995, the Company entered into an employment agreement with Howard
L. Flanders, its Vice President, Secretary and Chief Financial Officer (the "Flanders Agreement"). The Flanders Agreement continues through December 31, 1998, and provides for a base salary, effective as of March 1, 1995, of $157,500 per annum, subject to an annual increase commencing as of January 1, 1996, equal to the greater of 5% per annum or the increase in the cost of living. Under the Flanders Agreement, Mr. Flanders will be entitled to receive an annual cash bonus equal to 2% of the Company's pre-tax income, before nonrecurring and extraordinary charges, in excess of $1,000,000 in any calendar year. Such annual cash bonus compensation is limited in any year to an amount no greater than Mr. Flanders' base salary for the applicable year. Mr. Flanders will also be granted 150,000 New Options; provided, that, if the shareholders' approvals necessary in connection with the granting of the New Options as described above is not obtained, then Mr. Flanders' annual cash bonus percentage will be increased from 2% to 2.5%. In addition, the Flanders Agreement provides for certain additional benefits, including participation in the Company benefit plans, including the Deferred Compensation Plan and the 401(k) Plan, payment to Mr. Flanders upon his disability of his compensation and other benefits for two years thereafter and the continued use of a Company automobile. The Flanders Agreement prohibits Mr. Flanders from competing with the Company for two years after any voluntary termination of employment or termination for cause. Further, if Mr. Flanders were to be terminated without cause, he would be entitled to receive severance benefits equal to the greater of two-years compensation or the remainder of the compensation due under the Flanders Agreement. Additionally, under the Flanders Agreement, the Company will pay premiums under a life insurance policy with the beneficiary to be as designated by Mr. Flanders as described under "Summary Compensation Table" above. The Flanders Agreement also provides that, in the event of a change in control (as defined) of the Company, Mr. Flanders will have the option in his sole discretion to terminate the Flanders Agreement. In such event, Mr. Flanders at his option would be entitled to elect to receive a lump-sum payment equal to Mr. Flanders' compensation due through the later of the end of the term of the Flanders Agreement or two years after the change in control or for such period to continue to receive such compensation as and when due under the Flanders Agreement.


  The Gordon Agreement


     In May 1995, the Company entered into an employment agreement with Rick Gordon, its Senior Vice President of Sales and Marketing (the "Gordon Agreement"). The Gordon Agreement continues through December 31, 1998, and provides for a base salary, effective as of March 1, 1995, of $163,000 per annum, subject to an annual increase commencing as of January 1, 1996, equal to the greater of 5% per annum or the increase in the cost of living. Under the Gordon Agreement, Rick Gordon will be entitled to receive an annual cash bonus equal to 2% of the Company's pre-tax income, before nonrecurring and extraordinary charges, in excess of $1,000,000 in any calendar year. Such annual cash bonus compensation is limited in any year to an amount no greater than Mr. Gordon's base salary for the applicable year. With respect to fiscal 1995, Rick Gordon will also receive an additional one time bonus in the amount of $15,000 on January 15, 1996, in the event that the Company's net sales for calendar year 1995 exceed $135,000,000. Mr. Gordon will be granted 150,000 New Options; provided, that, if the shareholders' approvals necessary in connection with the granting of the New Options as described above is not obtained, then Mr. Gordon's annual cash bonus percentage will be increased from 2% to 2.5%. In addition, the Gordon Agreement provides for certain additional benefits, including participation in the Company benefit plans, including the Deferred Compensation Plan and the 401(k) Plan, payment to Mr. Gordon upon his disability of his compensation and other benefits for two years thereafter and the continued use of a Company automobile. The Gordon Agreement prohibits Mr. Gordon from competing with the Company for two years after any voluntary termination of employment or termination for cause. Further, if Mr. Gordon were to be terminated without cause, he would be entitled to receive severance benefits equal to the greater of two-years compensation or the remainder of the compensation due under the Gordon Agreement. Additionally, under the Gordon Agreement, the Company will pay premiums under a life insurance policy with the beneficiary to be as designated by Mr. Gordon as described under "Summary Compensation Table" above. The Gordon Agreement also provides that, in the event of a change in control (as defined) of the Company, Mr. Gordon will have the option in his sole discretion to terminate the Gordon Agreement. In such event, Mr. Gordon at his option would be entitled to elect to receive a lump-sum payment equal to Mr. Gordon's compensation due through the later of the end of the term of the Gordon Agreement or two years after the change in control or for such period to continue to receive such compensation as and when due under the Gordon Agreement.

                              CERTAIN TRANSACTIONS

     Paul Goldberg, a director and executive officer of the Company, owns a one-third interest in GBG of Maryland, Inc., a corporation that leased office space to a wholly-owned subsidiary of the Company until December 1994. At such time, the lease was terminated in connection with the sale to an unrelated third party of the building in which the office space was located. The Company's wholly-owned subsidiary currently leases the office space from such unrelated third party. During fiscal year 1994, such wholly-owned subsidiary paid approximately $31,000 in rent to lease such office space.

     Sheldon Lieberbaum, a director of the Company, is director of corporate finance and a director and shareholder of the Underwriter. The Underwriter will receive compensation in connection with this Offering. See "UNDERWRITING."

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of May 18, 1995, and after the consummation of this Offering by: (i) each person known by the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock,
(ii) each director of the Company, (iii) each executive officer of the Company and (iv) all executive officers and directors of the Company as a group. Except as indicated in the notes to the following table, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Unless otherwise indicated in the notes to the table, officers and directors can be reached at the principal office of the Company.



                                                                                                PERCENT OF
                                                                                               OUTSTANDING
                                                                                                SHARES(1)
                                                                    AMOUNT AND NATURE OF   --------------------
      NAME OF BENEFICIAL OWNER                                      BENEFICIAL OWNERSHIP
-------------------------------------                               --------------------    BEFORE      AFTER
                                                                                           OFFERING    OFFERING
                                                                                           --------    --------
Bruce M. Goldberg(2)..............................................        1,006,341           8.1%        5.9%
Paul Goldberg(3)..................................................          817,476           6.6%        4.8%
S. Cye Mandel(4)..................................................            5,625             *           *
Howard L. Flanders................................................            1,000             *           *
Rick Gordon.......................................................            1,000             *           *
Sheldon Lieberbaum(4)(5)..........................................               --            --          --
All executive officers and directors as a group (6 persons).......        1,831,442          14.7%       10.8%


---------------

  * Less than 1%

(1) Assumes no exercise of the Underwriter's Over-Allotment Option and excludes the Underwriter's Purchase Warrants. In addition, excludes outstanding stock options to purchase 1,386,274 shares, of which 1,170,563 options to purchase shares were issued pursuant to the Option Plan. Of these outstanding options, 631,000 options are held by the executive officers and directors of the Company as a group, including 175,000 options held by Bruce M. Goldberg, 200,000 options held by Paul Goldberg, 133,000 options held by Howard L. Flanders and 123,000 options held by Rick Gordon. Further excludes currently outstanding warrants to purchase 674,875 shares and other Existing Rights and the New Options. If all currently outstanding options and warrants were exercised, Bruce M. Goldberg, Paul Goldberg, Howard L. Flanders, Rick Gordon and all executive officers and directors of the Company as a group would own 8.1%, 7.0%, .9%, .9% and 17.0%, respectively, of the Company's outstanding Common Stock (and assuming the completion of the Offering 6.2%, 5.3%, .7%, .7% and 12.9%, respectively, of the Company's outstanding Common Stock).


(2) Includes 53,380, 26,000, 69,496, 69,496 and 69,496 shares held of record by
     Bruce M. Goldberg as trustee for his sons, Matthew Goldberg and Alec Goldberg, and for his nieces and nephew, Kimberly Phelan, Tiffany Phelan and Patrick Phelan, respectively. For federal securities law purposes only, Bruce M. Goldberg is deemed to be the beneficial owner of these securities. Does not include 7,500 shares of Common Stock owned by Jayne Goldberg, the wife of Bruce M. Goldberg, and 27,225 shares held of record by an unrelated third party as trustee for Matthew Goldberg (18,475 shares) and Alec Goldberg (8,750 shares). Bruce M. Goldberg disclaims beneficial ownership over all of such securities.


(3) Includes 319,218 shares owned of record by Paul Goldberg's wife, Lola Goldberg, and 1,250 and 1,250 shares, respectively, held of record by Paul Goldberg as custodian for Kimberly Phelan and Tiffany Phelan. For federal securities law purposes only, Paul Goldberg is deemed to be the beneficial owner of these securities. Does not include 192,898 shares held of record by Robin Phelan, the daughter of Paul and Lola Goldberg, over which securities Paul and Lola Goldberg disclaim beneficial ownership.


(4) Mr. Mandel's address is 1800 Northeast 114th Street, North Miami, Florida 33181. Mr. Lieberbaum's address is 600 Old County Road, Suite 518, Garden City, New York 11530.

(5) Does not include any Underwriter's Purchase Warrants to be issued in connection with this Offering.

     Each of the Company's executive officers and directors has agreed with the Underwriter for the benefit of the Company and the Underwriter not to offer, sell, contract to sell, grant any option, right or warrant with respect to or otherwise dispose of (collectively "Dispositions") any shares of Common Stock or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock for 180 days after the Effective Date, without the prior written consent of the Underwriter. Notwithstanding these lock-up agreements, such persons may make intra-family Dispositions and Dispositions in connection with a merger, consolidation, reorganization, exchange offer, acquisition or similar transaction or under the Option Plan of the Company.


                           DESCRIPTION OF SECURITIES


GENERAL


     The Company currently has 20,000,000 shares of authorized Common Stock, $.01 par value per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of May 18, 1995, 12,446,791 shares of Common Stock were issued and outstanding and held of record by approximately 500 shareholders. The Existing Rights cover up to an additional 2,192,149 shares of Common Stock. After the completion of the Offering and the issuance of the 4,550,000 shares offered hereby and assuming the exercise of the Over-Allotment Option, the Company will only have 2,320,709 shares of Common Stock available for issuance, all of which are currently reserved for issuance upon the exercise of Existing Rights or under the Option Plan. As a result, the Company expects at the 1995 Annual Meeting to seek approval of its shareholders to substantially increase the number of shares of Common Stock and preferred stock authorized to be issued. There is no assurance the Company will obtain such approval. See "RISK FACTORS."


     The following description of the Common Stock and preferred stock are based on the Company's Certificate and Bylaws and applicable Delaware law and are qualified in all respects by the provisions thereof. See "AVAILABLE INFORMATION."

COMMON STOCK

     Each shareholder is entitled to one vote for each share owned of record on all matters submitted to a vote of shareholders. The holders of shares do not possess cumulative voting rights, which means that the holders of more than fifty percent of the outstanding shares voting for the election of directors can elect all of the directors, and, in such event, the holders of the remaining shares will be unable to elect any of the Company's directors. See "RISK FACTORS." Holders of outstanding Common Stock are entitled to receive ratably dividends out of assets legally available therefor at such times and in such amounts as the Company's Board may from time to time determine, subject to preferences that may be applicable to any outstanding preferred stock. Upon the liquidation, dissolution, or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of Common Stock have no preemptive, conversion or subscription rights, and shares are not subject to redemption. All outstanding shares are, and the shares of Common Stock being offered hereby will be, when issued against the consideration set forth in this Prospectus, fully paid and non-assessable.

PREFERRED STOCK

     Pursuant to the Company's Certificate, the Board has the authority to issue such preferred stock in one or more series and to fix the powers, designations, preferences and relative, participating, optional or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series, without any further action by the shareholders. The issuance of preferred stock in certain circumstances may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the shareholders, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock. The Company has no shares of preferred stock outstanding and has no current plans to issue any such shares. See "RISK FACTORS -- Possible Issuance of Additional Shares."

EXISTING WARRANTS

     In connection with the 1992 Public Offering, the Company sold to JW Charles Securities, Inc., Corporate Securities Group, Inc. and Lew Lieberbaum & Co., Inc., the underwriters thereof (the "1992 Underwriters"), for nominal consideration, 175,000 non-redeemable warrants (the "1992 Underwriters' Warrants") to purchase units (the "1992 Units"), each 1992 Unit consisting of two shares of Common Stock, one warrant to purchase one share of Common Stock for $1.10 and one warrant to purchase one share of Common Stock for $1.50. The 1992 Underwriters' Warrants are exercisable until June 18, 1997, at an exercise price of $3.30 per 1992 Unit, and have certain anti-dilution provisions. At the date of this Prospectus, only 17,500 of these 1992 Underwriters' Warrants have not been exercised together with the related warrants comprising part of the 1992 Unit underlying the 1992 Underwriters' Warrants.

     In September 1987, the Company issued to its financial public relations firm (the "PR Firm") a warrant to acquire 90,000 shares of Common Stock at an exercise price of $1.60 per share (as adjusted to give effect to the 1989 stock split) relating to a since expired consulting agreement covering financial public relations/investor relations services. In connection with the 1992 Public Offering, the Company extended the exercise period of this warrant to June 18, 1994, and, in connection with entering into a new consulting agreement with the PR Firm as described below, the exercise period was extended again to June 18, 1997. As of the date of this Prospectus, this warrant has not been exercised.

     In May 1993, the Company issued to the PR Firm two additional warrants each to acquire 45,000 shares of Common Stock at an exercise price of $1.35 per share through May 14, 1998. One of such warrants was issued to induce the PR Firm to enter into a new consulting agreement with the Company covering financial public relations/investor relations services and was fully vested and immediately exercisable and not forfeitable. The other warrant was forfeitable by the PR Firm if such consulting agreement was not renewed by the Company for a second year and was only exercisable commencing on May 14, 1994, if the consulting agreement was renewed for the second year. Such consulting agreement has been renewed for the second year and thus the second warrant has fully vested and is exercisable. As of the date of this Prospectus, neither of these warrants has been exercised.

     In June 1994, as part of the 1994 Private Placement, the Company issued 386,250 Common Stock purchase warrants. Each warrant issued can be exercised to purchase one share of the Company's Common Stock at any time between December 14, 1994 and June 13, 1999, at an exercise price equal to $3.15 per share. As part of the 1994 Private Placement, RAS Securities Corp., the placement agent for such offering, was issued warrants to purchase 38,625 shares of Common Stock at any time between June 14, 1995 and June 13, 1999, at an exercise price equal to $3.78 per share.

     The holders of the Existing Warrants have been granted certain registration rights. As a consequence thereof, all of the shares of Common Stock underlying the Existing Warrants (other than the 1993 warrants issued to the PR Firm and the warrants issued in connection with the 1994 Private Placement) have been previously registered by the Company in connection with prior public offerings. The holders of the Existing Warrants issued to the PR Firm in 1987 and 1993 have elected pursuant to their registration rights to register for future sale the 180,000 shares of Common Stock underlying their warrants as part of the Registration Statement of which this Prospectus forms a part. See "SHARES ELIGIBLE FOR SALE" and "CONCURRENT REGISTRATION OF SHARES FOR FUTURE SALE BY WARRANT HOLDERS."

EXISTING OPTIONS AND OTHER RIGHTS

     The Company has outstanding as of this date employee and other stock options of the Company to acquire up to 1,386,274 shares of Common Stock. In addition, under certain circumstances and events, the Company may be obligated to issue 1,000 shares of Common Stock and incentive stock options under the Option Plan covering an additional 130,000 shares of Common Stock, as well as the New Options. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Acquisitions" and "EXECUTIVE COMPENSATION -- Employees', Officers', Directors' Stock Option Plan" and
"-- Employment Agreements."

UNDERWRITER'S PURCHASE WARRANTS

     In connection with this Offering, the Underwriter will be issued the Underwriter's Purchase Warrants. See "UNDERWRITING."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is The Trust Company of New Jersey, 35 Journal Square, Jersey City, New Jersey 07306.

CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION AND BYLAWS

     The Certificate and Bylaws of the Company include, among others, the following provisions:

          1. Annual and special meetings of the stockholders may be called only by the Company's Board.

          2. An affirmative vote of at least two-thirds of the outstanding shares of Common Stock is required to approve or authorize certain business combinations, unless 65% of the Company's Board approves such transaction, in which case, a simple majority of the outstanding shares of Common Stock will be required to approve such transaction.

          3. There exist three classes of directors, each class elected for three-year staggered terms.

          4. Officers and directors of the Company will be indemnified to the fullest extent permitted under Delaware law.

          5. The Company has elected not to be governed by Section 203 of the Delaware General Corporation Law which means that the Company is not subject to the provisions of Delaware Law which generally provides that certain transactions between the Company and an "interested stockholder" be approved by the affirmative vote of two-thirds of the outstanding shares which are not owned by the interested stockholders. An interested stockholder ("Interested Stockholder") is (i) an owner of 15% or more of the outstanding voting stock of the Company; or (ii) an affiliate or associate of the Company who was the owner of 15% or more of the outstanding voting stock of the Company at any time within the three year period prior to the date on which it is sought to be determined whether such person is an Interested Stockholder, and the affiliates and associates of such person.

          The members of the Goldberg Group will not be considered Interested Stockholders, as defined in Section 203 and the Certificate, since they either (i) acquired greater than 15% of the outstanding Common Stock prior to December 23, 1987, or (ii) acquired their shares of Common Stock by gift from a person falling within (i) above, both of which are exceptions under
     Section 203 and the Certificate to the definition of Interested
     Stockholders.

          6. The Board when evaluating any offer of another person to make a tender offer or certain business combinations is authorized, in connection with the exercise of its judgment in determining what is in the best interests of the Company as a whole, to give due consideration to all relevant factors including, among others, the social, legal and economic effects upon employees, suppliers, customers and others having similar relationships with the Company and the communities in which the Company conducts its business.

          7. Any action required or permitted to be taken at any annual or special meeting of shareholders may be taken only upon the vote of the shareholders at such meeting duly called and may not be taken by written consent of shareholders.

          8. An affirmative vote of at least two-thirds of the outstanding shares of Common Stock is required to amend certain provisions of the Certificate including those described in items numbered 2, 3, 5, 6 and 7 above.

     The provisions of the Certificate and Bylaws of the Company summarized above may have certain anti-takeover effects. Such provisions, individually or in combination, may discourage other persons, or make it more difficult, without the approval of the Company's Board, for other persons to make a tender offer or acquisitions of substantial amounts of the Common Stock or from launching other takeover attempts that a shareholder might consider in such shareholder's best interest, including attempts that might result in the payment of a premium over the market price of the Common Stock held by such shareholder.

CERTAIN PROVISIONS RELATING TO LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS

     The Company's Certificate contains provisions which would limit the scope of personal liability of directors to the Company or its shareholders for monetary damages for breach of fiduciary duty. The provisions are consistent with Section 102(b)(7) of the Delaware General Corporation Law, which is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations by permitting a Delaware corporation and its shareholders to adopt provisions in the corporation's certificate of incorporation limiting directors' liability for monetary damages for breach of the duty of care.

     Such provisions will protect the Company's directors against personal liability from breaches of their duty of care in certain circumstances. The provisions of the Certificate would absolve directors of liability for negligence in the performance of their duties, including gross negligence. Directors would remain liable, under current law, for beaches of their duty of loyalty to the corporation and its shareholders, as well as acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or a transaction from which a director derives any improper personal benefit. Also, the provisions would not absolve directors of liability under
Section 174 of the Delaware General Corporation Law, which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions and expressly sets forth a negligence standard with respect to such liability. Further, these provisions would not eliminate or limit liability of directors arising in connection with causes of action brought under Federal securities laws.

     While the provisions of the Certificate provide directors with protection from awards of monetary damages for breaches of the duty of care, it does not eliminate the directors' duty of care. Accordingly, the provisions of the Certificate would have no effect on the availability of suitable non-monetary remedies such as an injunction or rescission based upon a director's breach of the duty of care.

     In addition, the Certificate provides that the Company shall indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as the same may be amended and supplemented. Such indemnification provision is not exclusive of any other rights to which those indemnified may be entitled under the Company's Bylaws, agreements, vote of stockholders or disinterested directors or otherwise.


     The Company has also entered into indemnification contracts ("Indemnification Contracts") with its executive officers and directors ("Indemnitees"). The Indemnification Contracts provide that, in the event of claims against an Indemnitee relating to an Indemnitee's position as an officer, director, or agent of the Company, the Company shall indemnify such officer or director to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties and amounts paid in settlement of such claims and any taxes imposed on such Indemnitee as a result of payments received pursuant to the Indemnification Contracts. The obligations of the Company to indemnify an Indemnitee are subject to review by the Board, or persons appointed by the Board, that such indemnification would be permissible under applicable law. In the event of a change in control of the Company which has not been approved by a majority of the Company's directors, a special independent counsel selected by the Indemnitee must render its legal opinion to the Company and the Indemnitee as to whether and to what extent the Indemnitee would be permitted to be indemnified under applicable law.


     The Indemnification Contracts require the Company to advance to Indemnitees expenses incurred by the Indemnitees in connection with investigating, defending, or otherwise participating in any indemnification claim, subject to the condition that if the Board, or the special independent legal counsel in the event of a change in control of the Company, determines that such Indemnitee would not be permitted to be indemnified under applicable law, the Company shall be reimbursed for any amounts advanced to the Indemnitee. In the event of a potential change in control, the Indemnification Contracts require the Company, upon written request by an Indemnitee, to create a trust for the benefit of such Indemnitee. The Company must fund such trust in an amount sufficient to satisfy any and all expenses reasonably related to any claim anticipated at the time of such request. The trustee must pay to the Indemnitee all amounts to which Indemnitee is entitled to indemnification and all unexpended funds are to be returned to the Company.

     Insofar as indemnifications for liabilities arising under the Act may be permitted to directors and officers pursuant to the Certificate and Bylaws or the Indemnification Contracts, the Company has been advised that in the opinion of the Commission such indemnification is against public policy and, therefore, may be unenforceable.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this Offering (assuming the Over-Allotment Option is not exercised), the Company will have outstanding 16,996,791 shares of Common Stock, without giving effect to any future grants of options or warrants or exercise of any outstanding Existing Rights or the New Options to purchase Common Stock after the date of this Prospectus. Of the shares that will be outstanding after this Offering, approximately 14,915,351 shares will be freely tradeable without restriction or further registration under the Act unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 of the Act. Substantially all of the remaining 2,081,440 shares of Common Stock to be outstanding upon completion of the Offering are "restricted securities" as that term is defined in Rule 144 and, except for 30,000 of such shares, are subject to the lock-up agreements described below. 30,000 shares of such "restricted securities," which were acquired by the holder (who is not an officer, director or affiliate of the Company) pursuant to the exercise in March 1995 of a warrant of the Company, are being registered concurrently herewith as a result of registration rights provided in such warrant. None of the other "restricted securities" have registration rights. See "RISK FACTORS -- Shares Available for Future Resale" and "CONCURRENT REGISTRATION OF SHARES FOR FUTURE SALE BY WARRANT HOLDERS."


     The Company's executive officers and directors have entered into lock-up agreements with the Underwriter pursuant to which they have agreed not to make any Disposition of any shares of Common Stock of the Company, or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock for a period of 180 days from the Effective Date, without the prior written consent of the Underwriter. Notwithstanding these lock-up agreements, such persons may make intra-family Dispositions and Dispositions in connection with a merger, consolidation, reorganization, exchange offer, acquisition or similar transactions or under the Option Plan. An appropriate legend will be marked on the face of stock certificates representing all such shares of Common Stock. See "PRINCIPAL SHAREHOLDERS." The Underwriter may waive compliance with the lock-up agreements or any part thereof without notice to the holders of the Company's securities or to the market where the securities are traded. In addition, the Underwriter has received certain registration rights with respect to the shares of Common Stock issuable upon exercise of the Underwriter's Purchase Warrants. See "UNDERWRITING."


     In addition, the Company had outstanding as of the date of this Prospectus Existing Rights representing options, warrants and other potential rights to acquire up to 2,192,149 shares of Common Stock, without giving effect to the New Options. Certain of the shares underlying the Existing Rights have previously been registered by the Company and the agreements evidencing the Existing Rights require the Company to register or qualify, or both, the shares underlying the Existing Rights on demand of the holders thereof (a "demand registration") and/or in any future registration statements that the Company files generally during their respective exercise periods (a "piggyback registration"). See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Acquisitions," "EXECUTIVE COMPENSATION -- Employees', Officers', Directors' Stock Option Plan" and "-- Employment Agreements" and "DESCRIPTION OF SECURITIES -- Existing Warrants." In that regard, as part of the Registration Statement of which this Prospectus forms a part, 180,000 shares of Common Stock underlying certain Existing Warrants, as well as the 30,000 shares of "restricted securities" described above, are being registered for future sale by the holders thereof. See "CONCURRENT REGISTRATION OF SHARES FOR FUTURE SALE BY WARRANT HOLDERS."

     No predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, or the future exercise of the Existing Rights or New Options will have on the prevailing market price for the Common Stock. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's future ability to obtain capital through an offering of equity securities.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the Company has agreed to sell to the Underwriter and the Underwriter has agreed to purchase from the Company 4,550,000 shares of Common Stock at the price to the public less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the Underwriter will be obligated to purchase all of the shares of Common Stock offered hereby on a "firm commitment" basis, if any are purchased. The Underwriter has informed the Company that it does not expect discretionary sales to exceed one percent (1%) of the total number of shares of Common Stock offered hereby.

     The Underwriter has advised the Company that it proposes to initially offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less
concessions not in excess of $     per share and such dealers may reallot to
certain other dealers a concession not exceeding $     per share. After the
Offering, the offering price and the concessions may be changed at the discretion of the Underwriter. The Common Stock is offered subject to receipt and acceptance by the Underwriter and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted to the Underwriter an option exercisable during the 30 business day period after the Effective Date to purchase from the Company on the same terms and conditions up to an aggregate of 682,500 additional shares of Common Stock (15% of the number of shares being offered hereby) for the sole purpose of covering over-allotments, if any.

     The Company has agreed to pay to the Underwriter a non-accountable expense allowance of 3% of the gross proceeds of this Offering, of which $10,000 has been paid to date. Further, the Company has agreed to reimburse the Underwriter for certain accountable expenses relating to this Offering.

     The Company and all of the Company's executive officers and directors have agreed not to make a Disposition of any shares of Common Stock or any securities convertible into, exchangeable or exercisable for, shares of Common Stock for a period of 180 days after the Effective Date without the prior written consent of the Underwriter. Notwithstanding these agreements, such persons may make intra-family Dispositions and Dispositions in connection with a merger, consolidation, reorganization, exchange offer, acquisition or similar transaction or under the Option Plan. The Underwriter may waive compliance with these agreements or any part thereof without notice to the holders of the Company's securities or to the market where its securities are traded.


     The Company has agreed that for three years after the Effective Date, it will use its best efforts to cause one individual designated by the Underwriter to be elected to the Company's Board of Directors or to be an advisor to the Board, which individual may be a director, officer, employee or affiliate of the Underwriter. The Company has also agreed that such designee will serve as a member of the Board's Compensation Committee. Currently, Sheldon Lieberbaum, a director, officer and shareholder of the Underwriter, serves on the Company's Board pursuant to a similar agreement of the Company with the 1992 Underwriters in connection with the 1992 Public Offering, which agreement expires on June 18, 1997. Accordingly, the agreement with the Underwriter would become operative only after the expiration of the similar agreement with the 1992 Underwriters so that only one designee of either the Underwriter or the 1992 Underwriters would serve on the Board at any time.


     In connection with the Offering, the Company has agreed to sell to the Underwriter, for nominal consideration, the Underwriter's Purchase Warrants to purchase from the Company one share of Common Stock for every ten shares of Common Stock sold pursuant to the Offering. The Underwriter's Purchase

Warrants are exercisable at a price equal to 140% of the per share public
offering price of the Common Stock offered hereby ($       ) for a period (the
"Warrant Exercise Term") of four years commencing one year from the Effective Date; provided, however, that the Underwriter has acknowledged and agreed that
(i) the Company does not have the authorized and unissued shares of Common Stock (after taking into account the shares being offered hereby) to be able to issue any of the shares of Common Stock underlying the Underwriter's Purchase Warrants upon the exercise thereof and (ii) only in the event and when (if at all) the number of authorized shares of the Company's Common Stock is increased to at least 35,000,000 shares will the holders of the Underwriter's Purchase Warrants have the right to exercise, in whole or in part, the Underwriter's Purchase Warrants during the Warrant Exercise Term. The Underwriter's Purchase Warrants provide that for a period of four years commencing one year from the Effective Date, at the request of the holders of a majority of the Underwriter's Purchase Warrants, the Company will register, in whole or in part, on up to two occasions the Underwriter's Purchase Warrants and/or the shares of Common Stock underlying the Underwriter's Purchase Warrants. The first such requested registration will be at the expense of the Company and the second such requested registration will be at the expense of the holders requesting registration. In addition, the holders of the Underwriter's Purchase Warrants have the right to "piggyback" all or any part of the Underwriter's Purchase Warrants and/or the shares of Common Stock underlying the Underwriter's Purchase Warrants on any registration statement (other than a registration statement on Form S-8, Form S-4 or other similar registration form) filed by the Company or its principal stockholders at any time during the stated term of the Underwriter's Purchase Warrants. The Underwriter's Purchase Warrants contain anti-dilution provisions providing for adjustment of the exercise price upon the occurrence of certain events, including the issuance of Common Stock or other securities convertible into or exercisable for Common Stock at a price per share less than the market price of the Common Stock at the time of the applicable issuance, or in the event of any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction.


     During the term of the Underwriter's Purchase Warrants, the holders of the Underwriter's Purchase Warrants are given the opportunity to profit from a rise in the market price of the Common Stock. To the extent that the Underwriter's Purchase Warrants are exercised, dilution of the interest of the Company's stockholders will occur. Further, the terms upon which the Company will be able to obtain additional equity capital may be adversely affected since the holders of the Underwriter's Purchase Warrants can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the Underwriter's Purchase Warrants.


     The Company has engaged the Underwriter as its financial consultant for a period of 24 months to commence on the Effective Date, in consideration for which the Underwriter will receive a consulting fee of $66,000 payable in full at the closing of this Offering, plus reimbursement of out-of-pocket expenses. Pursuant to this consulting agreement (the "Consulting Agreement") the Underwriter will render certain financial advisory and investment banking services to the Company.


     The Underwriting Agreement provides for reciprocal indemnification between the Company and the Underwriter against certain liabilities in connection with the Registration Statement of which this Prospectus forms a part, including liabilities under the Act. To the extent that this indemnification may purport to provide exculpation from possible liabilities arising under the federal securities laws, it is the opinion of the Commission that such indemnification is against public policy and is therefore unenforceable.

     The foregoing is a summary of the principal terms of the Underwriting Agreement, the Underwriter's Purchase Warrants and the Consulting Agreement and does not purport to be complete. Reference is made to the copies of the Underwriting Agreement, the Underwriter's Purchase Warrants and the Consulting Agreement, which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

      CONCURRENT REGISTRATION OF SHARES FOR FUTURE SALE BY WARRANT HOLDERS


     Concurrently with this Offering, the Company is registering 180,000 shares of its Common Stock underlying certain Existing Warrants and 30,000 shares of "restricted securities" which were acquired by the holder pursuant to the recent exercise of a warrant issued by the Company (the "Restricted Shares"). None of these Existing Warrants have been exercised to date and none of the shares underlying these Existing Warrants or the Restricted Shares are being offered by the Underwriter. The Company is obligated to register these shares because of registration rights granted to the holders of these warrants when they were originally issued.



     The 180,000 shares of Common Stock being registered underlying the Existing Warrants are issuable pursuant to (i) a warrant granted to The Equity Group, Inc. (assigned to Robert D. Goldstein) to purchase 90,000 shares of Common Stock at an exercise price of $1.60 per share exercisable through June 18, 1997; and
(ii) two additional warrants granted to The Equity Group, Inc. each to acquire 45,000 shares of Common Stock at an exercise price of $1.35 per share exercisable through May 14, 1998. The Restricted Shares being registered were issued by the Company pursuant to the exercise on March 23, 1995, by Sam Berman (who was the Company's landlord for its prior corporate headquarters and warehouse facility and is the Company's landlord for its new corporate headquarters and distribution center) of a warrant granted on March 25, 1992, to Mr. Berman to acquire 30,000 shares of Common Stock at an exercise price of $1.00 per share exercisable through March 24, 1995. The warrant was granted to Mr. Berman in connection with his making a $1 million subordinated loan to the Company (the loan was repaid in June 1992 out of the proceeds of the 1992 Public Offering). See "DESCRIPTION OF SECURITIES -- Existing Warrants" and "SHARES ELIGIBLE FOR FUTURE SALE."



     The holders of the warrants referred to in (i) and (ii) above have agreed not to sell their shares in the public marketplace for a period of 180 days from the date of this Prospectus without the express written consent of the Underwriter. It is anticipated that the holders of the shares being registered, from time to time, will offer their shares in the public marketplace.


                                 LEGAL MATTERS

     Rubin Baum Levin Constant Friedman & Bilzin, Miami, Florida has acted as counsel to the Company in connection with this Offering and will render an opinion as to the legality of the securities being offered hereby. Meltzer, Lippe, Goldstein, Wolfe, Schlissel & Sazer, P.C., Mineola, New York, has acted as counsel to the Underwriter in connection with this Offering.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1994 and 1993 and the consolidated statements of income, changes in shareholders' equity and cash flows for the three years ended December 31, 1994, 1993 and 1992 have been included in this Prospectus in reliance upon the report of Lazar, Levine and Company LLP, independent certified public accountants, given on the authority of such firm as experts in accounting and auditing. See "INDEX TO CONSOLIDATED FINANCIAL STATEMENTS."

                        ALL AMERICAN SEMICONDUCTOR, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................  F-2
Consolidated Balance Sheets at March 31, 1995 (unaudited), December 31, 1994 and
  December 31, 1993...................................................................  F-3
Consolidated Statements of Income for each of the three months ended March 31, 1995 and 1994 (unaudited) and for each of the three years ended December 31, 1994, 1993 and 1992............................................................................  F-4
Consolidated Statements of Changes in Shareholders' Equity for the three months ended
  March 31, 1995 (unaudited) and for each of the three years ended December 31, 1994,
  1993 and 1992.......................................................................  F-5
Consolidated Statements of Cash Flows for each of the three months ended March 31,
  1995 and 1994 (unaudited) and for each of the three years ended December 31, 1994,
  1993 and 1992.......................................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7

                          INDEPENDENT AUDITORS' REPORT

To The Board of Directors
All American Semiconductor, Inc.
Miami, Florida

     We have audited the accompanying consolidated balance sheets of All American Semiconductor, Inc. and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of All American Semiconductor, Inc. and subsidiaries at December 31, 1994 and 1993 and the results of their operations and their cash flows for the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the financial statements, the Company adopted accounting standards that changed its method of accounting for income taxes and post retirement benefits in 1993.


                                          /s/ LAZAR, LEVINE & COMPANY LLP


New York, New York
March 10, 1995, except as to
Note 5, the date of which is
March 28, 1995

               ALL AMERICAN SEMICONDUCTOR, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                                              DECEMBER 31
                                                          MARCH 31     -------------------------
                                                            1995          1994          1993
                                                         -----------   -----------   -----------
                                                         (UNAUDITED)
                                      ASSETS
Current assets:
  Cash.................................................  $  172,000    $   200,000   $   180,000
  Accounts receivable, less allowances for doubtful
     accounts of $523,000, $425,000 and $400,000.......  22,730,000     16,615,000    11,498,000
  Inventories..........................................  38,452,000     34,971,000    23,254,000
  Other current assets.................................   1,143,000      1,543,000       619,000
                                                         -----------   -----------   -----------
     Total current assets..............................  62,497,000     53,329,000    35,551,000
Property, plant and equipment -- net...................   2,895,000      2,832,000     1,534,000
Deposits and other assets..............................   1,276,000      1,178,000       751,000
Excess of cost over fair value of net assets
  acquired -- net......................................     551,000        519,000       132,000
                                                         -----------   -----------   -----------
                                                         $67,219,000   $57,858,000   $37,968,000
                                                         ===========    ==========    ==========
                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt....................  $  691,000    $   396,000   $   589,000
  Accounts payable and accrued expenses................  19,794,000     13,007,000     7,239,000
  Income taxes payable.................................          --             --       109,000
  Other current liabilities............................     145,000        126,000        80,000
                                                         -----------   -----------   -----------
     Total current liabilities.........................  20,630,000     13,529,000     8,017,000
Long-term debt:
  Notes payable........................................  22,585,000     20,507,000    14,339,000
  Subordinated debt....................................   6,486,000      6,872,000            --
                                                         -----------   -----------   -----------
                                                         49,701,000     40,908,000    22,356,000
                                                         -----------   -----------   -----------
Commitments and contingencies
Shareholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares
     authorized, none issued...........................          --             --            --
  Common stock, $.01 par value, 20,000,000 shares
     authorized, 12,446,791, 12,416,791 and 12,017,750
     shares issued and outstanding.....................     124,000        124,000       120,000
  Capital in excess of par value.......................  11,794,000     11,764,000    10,782,000
  Retained earnings....................................   5,660,000      5,122,000     4,770,000
  Treasury stock, at cost, 19,592 shares...............     (60,000 )      (60,000)      (60,000)
                                                         -----------   -----------   -----------
                                                         17,518,000     16,950,000    15,612,000
                                                         -----------   -----------   -----------
                                                         $67,219,000   $57,858,000   $37,968,000
                                                         ===========    ==========    ==========


See notes to consolidated financial statements

               ALL AMERICAN SEMICONDUCTOR, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME


                                              THREE MONTHS
                                             ENDED MARCH 31                   YEARS ENDED DECEMBER 31
                                       ---------------------------   ------------------------------------------
                                           1995           1994           1994           1993           1992
                                       ------------   ------------   ------------   ------------   ------------
                                               (UNAUDITED)
NET SALES............................  $ 38,286,000   $ 23,413,000   $101,085,000   $ 67,510,000   $ 49,015,000
Cost of sales........................   (29,418,000)   (17,152,000)   (74,632,000)   (49,010,000)   (35,083,000)
                                       ------------   ------------   ------------   ------------   ------------
Gross profit.........................     8,868,000      6,261,000     26,453,000     18,500,000     13,932,000
Selling, general and administrative
  expenses...........................    (7,259,000)    (5,136,000)   (23,335,000)   (14,821,000)   (11,366,000)
Nonrecurring expenses:
  Relocation of plant facilities.....            --             --       (185,000)       (61,000)      (114,000)
  Write-off of product development
    investment.......................            --             --       (363,000)            --             --
                                       ------------   ------------   ------------   ------------   ------------
INCOME FROM OPERATIONS...............     1,609,000      1,125,000      2,570,000      3,618,000      2,452,000
Interest expense.....................      (665,000)      (275,000)    (1,772,000)    (1,103,000)    (1,153,000)
Other income (expense) -- net........            --        (48,000)       (39,000)       281,000        (18,000)
                                       ------------   ------------   ------------   ------------   ------------
Income before income taxes...........       944,000        802,000        759,000      2,796,000      1,281,000
Provision for income taxes...........      (406,000)      (321,000)      (407,000)    (1,094,000)      (525,000)
                                       ------------   ------------   ------------   ------------   ------------
NET INCOME...........................  $    538,000   $    481,000   $    352,000   $  1,702,000   $    756,000
                                       =============  =============  =============  =============  =============
Earnings Per Share:
  Primary............................  $        .04   $        .04   $        .03   $        .19   $        .12
                                       =============  =============  =============  =============  =============
  Fully diluted......................  $        .04   $        .04   $        .03   $        .18   $        .12
                                       =============  =============  =============  =============  =============


See notes to consolidated financial statements

               ALL AMERICAN SEMICONDUCTOR, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                     CAPITAL IN                                TOTAL
                                           COMMON     EXCESS OF     RETAINED    TREASURY   SHAREHOLDERS'
                               SHARES      STOCK      PAR VALUE     EARNINGS     STOCK        EQUITY
                             ----------   --------   -----------   ----------   --------   -------------
Balance, December 31,
  1991......................  3,721,791   $ 37,000   $ 2,344,000   $2,312,000   $(60,000)   $  4,633,000
Sale of equity securities...  4,025,000     40,000     3,088,000           --         --       3,128,000
Net income..................         --         --            --      756,000         --         756,000
                             ----------   --------   -----------   ----------   --------   -------------
Balance, December 31,
  1992......................  7,746,791     77,000     5,432,000    3,068,000    (60,000)      8,517,000
Sale of equity securities...  4,270,959     43,000     5,350,000           --         --       5,393,000
Net income..................         --         --            --    1,702,000         --       1,702,000
                             ----------   --------   -----------   ----------   --------   -------------
Balance, December 31,
  1993...................... 12,017,750    120,000    10,782,000    4,770,000    (60,000)     15,612,000
Exercise of stock options
  and
  warrants..................    399,041      4,000       545,000           --         --         549,000
Issuance of options and
  warrants..................         --         --       437,000           --         --         437,000
Net income..................         --         --            --      352,000         --         352,000
                             ----------   --------   -----------   ----------   --------   -------------
Balance, December 31,
  1994...................... 12,416,791    124,000    11,764,000    5,122,000    (60,000)     16,950,000
Exercise of warrant.........     30,000         --        30,000           --         --          30,000
Net income (unaudited)......         --         --            --      538,000         --         538,000
                             ----------   --------   -----------   ----------   --------   -------------
Balance, March 31, 1995
  (unaudited)............... 12,446,791   $124,000   $11,794,000   $5,660,000   $(60,000)   $ 17,518,000
                              =========   ========    ==========    =========   ========      ==========


See notes to consolidated financial statements

               ALL AMERICAN SEMICONDUCTOR, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                              THREE MONTHS
                                                             ENDED MARCH 31                 YEARS ENDED DECEMBER 31
                                                        -------------------------   ---------------------------------------
                                                           1995          1994          1994          1993          1992
                                                        -----------   -----------   -----------   -----------   -----------
                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..........................................  $   538,000   $   481,000   $   352,000   $ 1,702,000   $   756,000
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization.....................      170,000        92,000       677,000       384,000       408,000
    Non-cash interest expense.........................       18,000            --        47,000            --            --
    Nonrecurring expenses.............................           --            --       363,000            --      (124,000)
    Other expense, net................................           --            --            --        31,000        82,000
    Changes in assets and liabilities:
      Increase in accounts receivable.................   (6,115,000)   (2,117,000)   (3,019,000)   (2,835,000)   (1,170,000)
      Increase in inventories.........................   (3,481,000)   (1,834,000)   (9,508,000)   (5,228,000)   (2,850,000)
      Decrease (increase) in other current assets.....      360,000      (127,000)     (904,000)     (411,000)       67,000
      Increase (decrease) in accounts payable and
        accrued expenses..............................    6,787,000     2,273,000     4,702,000       708,000      (618,000)
      Increase (decrease) in other current
        liabilities...................................       19,000       189,000       (63,000)       85,000        31,000
                                                        -----------   -----------   -----------   -----------   -----------
        Net cash used for operating activities........   (1,704,000)   (1,043,000)   (7,353,000)   (5,564,000)   (3,418,000)
                                                        -----------   -----------   -----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property and equipment...............     (173,000)      (67,000)   (1,618,000)     (250,000)     (159,000)
  Decrease (increase) in other assets.................     (150,000)     (145,000)     (712,000)     (134,000)      113,000
  Purchases of net assets of acquired companies.......           --      (552,000)   (1,084,000)           --            --
                                                        -----------   -----------   -----------   -----------   -----------
        Net cash used for investing activities........     (323,000)     (764,000)   (3,414,000)     (384,000)      (46,000)
                                                        -----------   -----------   -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of equity securities.....       30,000       532,000       742,000     5,393,000     3,128,000
  Increase in notes payable...........................           --            --     6,088,000            --     1,050,000
  Repayments of notes payable.........................     (169,000)     (546,000)   (2,119,000)     (964,000)   (1,463,000)
  Net borrowings under line of credit agreements......    2,138,000     1,795,000     6,076,000     1,536,000       858,000
                                                        -----------   -----------   -----------   -----------   -----------
        Net cash provided by financing activities.....    1,999,000     1,781,000    10,787,000     5,965,000     3,573,000
                                                        -----------   -----------   -----------   -----------   -----------
  Increase (decrease) in cash.........................      (28,000)      (26,000)       20,000        17,000       109,000
  Cash, beginning of period...........................      200,000       180,000       180,000       163,000        54,000
                                                        -----------   -----------   -----------   -----------   -----------
  Cash, end of period.................................  $   172,000   $   154,000   $   200,000   $   180,000   $   163,000
                                                         ==========    ==========    ==========    ==========    ==========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid.......................................  $   492,000   $   275,000   $ 1,604,000   $ 1,102,000   $ 1,150,000
                                                         ==========    ==========    ==========    ==========    ==========
  Income taxes paid...................................  $    10,000   $    53,000   $ 1,021,000   $ 1,163,000   $   306,000
                                                         ==========    ==========    ==========    ==========    ==========


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:


     Capital leases aggregating $634,000 for computer equipment became effective in August 1994.



     In September 1994, the Company acquired substantially all of the assets of GCI Corporation. The Company paid $485,000 in cash, with the balance by a combination of a promissory note and stock options. The Company also assumed substantially all of the seller's disclosed liabilities. In addition, in January 1994, the Company acquired substantially all of the assets of Components Incorporated. The Company paid $599,000 in cash, with the balance in a promissory note. The Company also assumed substantially all of the seller's disclosed liabilities. During 1993, the Company acquired substantially all of the assets of an affiliated company. The purchase price payable for such assets was the assumption of liabilities.


See notes to consolidated financial statements

               ALL AMERICAN SEMICONDUCTOR, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1994 IS
                                   UNAUDITED)


NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company's accounting policies are in accordance with generally accepted accounting principles. Outlined below are those policies considered particularly significant.

  Basis of Consolidation and Presentation

     The consolidated financial statements of the Company include the accounts of all subsidiaries, all of which are wholly-owned. All material intercompany balances and transactions have been eliminated in consolidation.


     Prior periods' financial statements have been reclassified to conform with the current period's presentation.


  Concentration of Credit Risk

     Accounts receivable potentially exposes the Company to concentrations of credit risk, as defined by Financial Accounting Standards Board Statement No. 105, "Disclosure of Information about Financial Instruments with
Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk."

  Inventories

     Inventories, which consist solely of electronic components held for resale, are stated at the lower of cost (determined on an average cost basis) or market.

  Depreciation and Amortization

     Fixed assets are reflected at cost. Depreciation of office furniture and equipment, computer equipment and motor vehicles is provided on straight-line and accelerated methods over the estimated useful lives of the respective assets. Amortization of leasehold improvements is provided using the straight-line method over the term of the related lease or the life of the respective asset, whichever is shorter. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

     The excess of cost over the fair value of net assets acquired is being amortized over 40 years using the straight-line method.

  Income Taxes

     The Company has elected to file a consolidated federal income tax return with its subsidiaries. Deferred income taxes are provided on transactions which are reported in the financial statements in different periods than for income tax purposes. The Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" ("SFAS 109"), for the year ended December 31, 1993. SFAS 109 requires recognition of deferred tax liabilities and assets for expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to reverse. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The effect of the adoption of SFAS 109 was not material. See Note 6 to Notes to Consolidated Financial Statements.

               ALL AMERICAN SEMICONDUCTOR, INC. AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1994 IS
                                   UNAUDITED)


  Earnings Per Share

     Primary earnings per share has been computed based upon the weighted average number of common and common equivalent shares outstanding during each period presented. Fully diluted earnings per share has been computed assuming conversion of all dilutive stock options and warrants.

     The following average shares were used for the computation of primary and fully diluted earnings per share:


                                       THREE MONTHS ENDED
                                            MARCH 31                YEARS ENDED DECEMBER 31
                                     -----------------------   ----------------------------------
                                        1995         1994         1994        1993        1992
                                     ----------   ----------   ----------   ---------   ---------
    Primary........................  12,683,546   12,763,797   13,029,714   9,166,908   6,514,481
    Fully diluted..................  12,693,881   12,836,308   13,029,714   9,511,500   6,514,481


  Statements of Cash Flows

     For purposes of the statements of cash flows, the Company considers all investments purchased with an original maturity of three months or less to be cash.

  Postretirement Benefits

     In 1993, the Company adopted Financial Accounting Standards Board Statement No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions." The effect of the adoption of this Statement was not material.

  Postemployment Benefits

     In November 1992, the Financial Accounting Standards Board issued Statement No. 112, "Employers' Accounting for Postemployment Benefits" which became effective for fiscal years beginning after December 15, 1993. This standard requires the expensing, on an accrual basis, of all benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. The Company does not provide any postemployment benefits at this time.

NOTE 2 -- PROPERTY, PLANT AND EQUIPMENT


                                                                              DECEMBER 31
                                                       MARCH 31       ---------------------------
                                                         1995            1994            1993
                                                      -----------     -----------     -----------
Office furniture and equipment......................  $ 2,263,000     $ 2,210,000     $ 1,793,000
Computer equipment..................................    1,431,000       1,321,000       1,587,000
Leasehold improvements..............................    1,065,000       1,058,000          69,000
Motor vehicles......................................       25,000          25,000          25,000
                                                      -----------     -----------     -----------
                                                        4,784,000       4,614,000       3,474,000
Accumulated depreciation and amortization...........   (1,889,000)     (1,782,000)     (1,940,000)
                                                      -----------     -----------     -----------
                                                      $ 2,895,000     $ 2,832,000     $ 1,534,000
                                                       ==========      ==========      ==========


NOTE 3 -- ACQUISITIONS

     On September 9, 1994, the Company completed the acquisition of substantially all of the assets of GCI Corp., a Philadelphia-area distributor of electronic components. As consideration for this acquisition, the Company paid $485,000 in cash, issued a promissory note of approximately $306,000 payable interest only for

               ALL AMERICAN SEMICONDUCTOR, INC. AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1994 IS
                                   UNAUDITED)


two years and in quarterly installments over the next three years, and issued stock options valued at $144,000 at September 9, 1994. The Company also assumed substantially all of the seller's disclosed liabilities of approximately $1,930,000, including a $1,400,000 bank note payable which has been repaid. See Notes 5 and 7 to Notes to Consolidated Financial Statements. The promissory note is required to be paid down by one-half of the then outstanding principal balance if certain Net Earnings (as defined) are attained for 1995 or 1996. The seller may earn up to an additional $760,000 of contingent purchase price over the three-year period ending December 31, 1997 if certain gross profit targets are met. The acquisition was accounted for by the purchase method of accounting which resulted in the recognition of approximately $394,000 of excess cost over fair value of net assets acquired. The operating results of the acquired company are included in the consolidated statement of income from the date of acquisition.

     The three principal stockholders and key employees of GCI Corp. (the "GCI Principals") each received an employment agreement expiring on December 31, 1997 providing for base salary of $122,000, $113,000 and $110,000 per annum, respectively. In addition to base salary, each of the GCI Principals may earn a bonus based upon the percentage of the Net Earnings generated in the sales Territory, as defined. In addition to the net earnings bonus, two of the GCI Principals may earn an annual bonus based upon the gross profit of the Company with respect to all sales made in Maryland, Virginia and Delaware, but only if certain minimum gross profit levels are obtained. The Company has also agreed to grant to each of the GCI Principals employee incentive stock options at fair market value on the date of grant (10,000 to each by January 30, 1996; 10,000 to each by January 30, 1997; and 10,000 to each by January 30, 1998), but each such grant is conditional upon sales in the sales Territory, as defined, attaining a minimum gross profit for the year most recently ended. One other key employee of GCI Corp. accepted employment with the Company and was granted 10,000 employee incentive stock options at an exercise price of $2.63 per share, the ability to receive up to 15,000 additional employee incentive stock options (5,000 per year in respect of 1995, 1996 and 1997) if certain minimum gross profit for sales in the sales Territory, as defined, are attained during each such year, and shall be issued 1,000 shares of Common Stock upon completing his 18th month of service.

     On January 24, 1994, the Company completed the acquisition of substantially all of the assets of Components Incorporated, a Chicago-based distributor of electronic components ("Components"). As consideration for this acquisition, the Company paid $599,000 in cash and issued a promissory note of approximately $399,000 due two years from closing. The Company also assumed substantially all of the seller's disclosed liabilities of approximately $700,000, including a $400,000 bank note payable which has been repaid. See Note 5 to Notes to Consolidated Financial Statements. The president and principal stockholder of Components (the "Components Principal") received an employment agreement, which may be renewed annually by the Company for up to a maximum term of four years, providing for base salary of $105,000 per annum plus separate bonuses based on specified net earnings and gross sales. In addition to the base salary and bonuses, the Components Principal received $350,000 of consideration for a covenant not to compete that restricts any competition with the Company for a period equal to the later of the third anniversary of the Components Principal's termination as an employee or January 24, 1999. The $350,000 consideration was in the form of a grant of stock options valued at $100,000 as of January 24, 1994 and the delivery to the Components Principal of a promissory note in the principal amount of $250,000. See Notes 5 and 7 to Notes to Consolidated Financial Statements. The Company has also agreed to grant to the Components Principal employee incentive stock options at fair market value on the date of grant (5,000 on January 24, 1995; 10,000 on January 24, 1996; and 15,000 on
January 24, 1997), each of such three sets of options to be for a period of five years, subject to earlier termination in the event of termination of employment, death or disability. The acquisition was accounted for by the purchase method of accounting. The operating results of the acquired company are included in the consolidated statement of income from the date of acquisition.

               ALL AMERICAN SEMICONDUCTOR, INC. AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1994 IS
                                   UNAUDITED)


     On June 14, 1993, the Company completed the acquisition of substantially all of the assets of All American Transistor Corporation of D.C. ("D.C."), formerly a 45% owned affiliate. The consideration for the acquisition was the assumption of all of D.C.'s disclosed liabilities. As a result, the Company's assets and liabilities each increased by approximately $1,000,000, including principal and interest on a bank note payable of approximately $503,000 which has been paid off in full. The acquisition of D.C. has been accounted for by the purchase method of accounting and the purchase price approximates the fair value of the net assets acquired. The operating results of this acquisition are included in the Company's consolidated statements of income from the date of acquisition. Prior to this acquisition, the Company sold inventory to D.C. at cost plus 10%. Sales to D.C. aggregated approximately $91,000 for the year ended December 31, 1992. In addition, the Company previously accounted for its 45% investment in this affiliate under the equity method of accounting.


     The following unaudited pro forma consolidated income statement data presents the consolidated results of operations of the Company as if the acquisitions of GCI Corp., Components and D.C. had occurred at the beginning of the periods presented:



                                            THREE
                                           MONTHS              YEARS ENDED DECEMBER 31
                                         ENDED MARCH   ----------------------------------------
                                           31 1994         1994          1993          1992
                                         -----------   ------------   -----------   -----------
    Net sales..........................  $26,055,000   $107,539,000   $81,341,000   $61,617,000
    Net income.........................      582,000        578,000     1,879,000       819,000
    Primary earnings per share.........         $.05           $.04          $.21          $.13
    Fully diluted earnings per share...         $.05           $.04          $.20          $.13


     The above pro forma information does not purport to be indicative of what would have occurred had the acquisitions been made as of such date or of the results which may occur in the future.

NOTE 4 -- PRODUCT DEVELOPMENT INVESTMENT WRITE-OFF


     As a result of the rapid growth of the Company's electronic components distribution business, the Company has decided to no longer pursue the design and development of certain licensed technology intended to protect various electronic equipment and machines from surges and sags in power. Accordingly, the Company has expensed its total investment of $363,000 in 1994, which had been classified as deferred product development costs within deposits and other assets in the Consolidated Balance Sheet at December 31, 1993.


NOTE 5 -- LONG-TERM DEBT

  Line of Credit


     On March 28, 1995, the Company's line of credit agreement was amended to increase the facility up to $30 million; provided, however, that the Company may borrow in excess of $27 million only after (i) the senior lender has reviewed and been satisfied, in its sole discretion, with the Company's audited consolidated financial statements for the year ended December 31, 1994, and (ii) the Company has received additional capitalization of not less than $4 million (after all expenses of issuance and sale) from the issuance of its equity securities. The amendment to the line of credit agreement permits the Company to request standby letters of credit to be issued by the senior lender on the Company's behalf, with a sublimit of $5 million available for letters of credit under the line and such letters of credit being chargeable as advances against the line. The Company will pay the senior lender an issuance fee equal to three-quarters of one percent (.75%) per annum of the aggregate amount of outstanding letters of credit. Outstanding borrowings under this loan facility, which are collateralized by accounts receivable, inventories and equipment and a pledge of the capital stock of the Company's subsidiaries, amounted to $22,129,000 at March 31, 1995.

               ALL AMERICAN SEMICONDUCTOR, INC. AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1994 IS
                                   UNAUDITED)



     In 1994, the Company's line of credit agreement was amended to increase the facility to $25 million, extend the maturity to May 31, 1997 and reduce the Company's borrowing rate from one-quarter of one percent ( 1/4%) above prime to, at the Company's option, either one-quarter of one percent ( 1/4%) below prime or two percent (2%) above certain LIBOR rates. The Company will pay a nonusage fee of one-tenth of one percent ( 1/10%) calculated on the unused portion of the line of credit, payable quarterly in arrears. At December 31, 1994, outstanding borrowings under the Company's then $25 million facility were $19,991,000.



     Under the line of credit agreement, the Company is required to comply with certain affirmative and negative covenants. These covenants place limitations on the Company's future borrowings, dividend payments, redemption of certain securities and transactions with affiliates on less than an arm's-length basis, investments, acquisitions, mergers and changes in control and management. Furthermore, the agreement requires the Company to maintain certain financial ratios including a current asset support ratio based upon specified percentages of eligible accounts receivable and inventories. As of March 31, 1995, the Company was in compliance with the required financial ratios and other covenants.


     At December 31, 1993, outstanding borrowings under the Company's then $20 million facility were $13,915,000.

  Notes Payable -- Other


     Other notes payable aggregating $114,000 and $133,000, of which $108,000 and $109,000 is classified as long-term at March 31, 1995 and December 31, 1994, respectively, are payable monthly with interest rates from 9.0% to 12.5% per annum.


  Subordinated Debt

     In September 1994, in connection with the acquisition of GCI Corp., the Company issued a promissory note to the seller bearing interest at 7% per annum in the approximate amount of $306,000 due in 1999. The promissory note, which is subordinate to the Company's line of credit, is payable interest only on a quarterly basis for the first two years with the principal amount, together with accrued interest thereon, payable in equal quarterly installments over the next three years. One-half of the then outstanding principal balance of the promissory note is required to be paid if certain Net Earnings (as defined) are attained for 1995 or 1996.


     In June 1994, the Company completed a private placement (the "1994 Private Placement") of 51.5 units, with each unit consisting of a non-convertible 9% subordinated debenture due 2004 in the principal amount of $100,000 issuable at par, together with 7,500 common stock purchase warrants exercisable at $3.15 per share. The 51.5 units issued represent debentures aggregating $5,150,000 together with an aggregate of 386,250 warrants. See Note 7 to Notes to Consolidated Financial Statements. The debentures are payable in semi-annual payments of interest only in arrears commencing December 1, 1994, with the principal amount maturing in full on June 13, 2004. The Company is not required to make any mandatory redemptions or sinking fund payments. The debentures are subordinated to the Company's senior indebtedness including the Company's line of credit and certain notes issued to the Company's landlord. The 386,250 warrants were valued at $.50 per warrant as of the date of the 1994 Private Placement and, accordingly, the Company has recorded the discount in the aggregate amount of $193,125 as additional paid-in capital. This discount is being amortized over the ten-year term of the debentures and approximately $14,000 and $10,000 were expensed during the three months ended March 31, 1995 and the year ended December 31, 1994, respectively.


     In May 1994, the Company executed a promissory note in the amount of $865,000 in favor of the Company's landlord to finance substantially all of the tenant improvements necessary for the Company's new facility. This $865,000 note requires no payments in the first year (interest accrues and is added to the principal balance), is payable interest only in the second year and has a repayment schedule with varying

               ALL AMERICAN SEMICONDUCTOR, INC. AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1994 IS
                                   UNAUDITED)


monthly payments over the remaining 18 years. At the same time, the Company entered into another promissory note with the Company's landlord for up to $150,000 to finance certain personal property for the new facility. This $150,000 note is payable interest only for six months and thereafter in 60 equal self-amortizing monthly payments of principal and interest. It is also contemplated that certain additional improvements to the new facility related to various miscellaneous items aggregating approximately $100,000 will be financed by the landlord and be repayable in 240 consecutive, equal self-amortizing installments of principal and interest. These notes, which are subordinate to the Company's line of credit, bear interest at 8% per annum and are payable monthly. In addition, the Company executed a promissory note in the approximate amount of $33,000 with the Company's landlord. This note is payable monthly with interest at 9.5% per annum and matures in April 1997.

     In January 1994, in connection with the acquisition of Components, the Company issued a promissory note to the seller bearing interest at 8% per annum in the approximate amount of $399,000, payable in quarterly installments of interest only, for a term of two years, with the entire principal amount payable in full in January 1996. In addition, as part of the consideration for a covenant not to compete, the Company issued a promissory note to the principal of the seller in the amount of $250,000 (the "Non-Compete Note"). The Non-Compete Note bears interest at 8% per annum, payable quarterly, with $100,000 of principal due March 10, 1995, $50,000 of principal due April 24, 1996, and the remaining $100,000 payable in eight quarterly principal installments each in the amount of $12,500 payable over the fourth and fifth years of such note. One-half of the then outstanding principal balance of the Non-Compete Note is required to be paid if certain Net Earnings (as defined) are attained in any fiscal year, with the entire then outstanding principal balance of the Non-Compete Note required to be paid if at least the same level of Net Earnings (as defined) are attained in a subsequent fiscal year. If the principal of the seller resigns or is terminated for cause on or prior to January 24, 1996, he will be obligated to pay the Company $100,000, payable either in cash or as a reduction of the principal balance of the Non-Compete Note. These notes are subordinate to the Company's line of credit.

     Long-term debt of the Company as of December 31, 1994, other than the line of credit, matures as follows:

          1995.........................................................  $  161,000
          1996.........................................................     543,000
          1997.........................................................     189,000
          1998.........................................................     277,000
          1999.........................................................     192,000
          Thereafter...................................................   5,780,000
                                                                         ----------
                                                                         $7,142,000
                                                                          =========

  Obligations under Capital Leases

     The Company is the lessee of computer and office equipment under capital leases expiring in various years through 1997. The assets, aggregating $773,000, and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are depreciated over their estimated productive lives. As of December 31, 1994, accumulated depreciation of these assets aggregated approximately $154,000. Depreciation of assets under capital leases is included in depreciation expense.

               ALL AMERICAN SEMICONDUCTOR, INC. AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1994 IS
                                   UNAUDITED)


     Minimum future lease payments under capital leases as of December 31, 1994 and for each of the next five years and in the aggregate are approximately as follows:

          1995..........................................................  $ 347,000
          1996..........................................................    292,000
          1997..........................................................    190,000
          1998..........................................................         --
          1999..........................................................         --
                                                                          ---------
          Total minimum lease payments..................................    829,000
          Less amount representing interest.............................   (187,000)
                                                                          ---------
          Total obligations under capital leases........................    642,000
          Current portion...............................................   (235,000)
                                                                          ---------
                                                                          $ 407,000
                                                                          =========

     Interest rates on capital leases vary from 11.7% to 13.9% per annum and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return. Various capital leases provide for purchase options.

NOTE 6 -- INCOME TAXES


     The tax effects of the temporary differences that give rise to the deferred tax assets and liabilities as of March 31, 1995, December 31, 1994 and 1993 are as follows:



                                                                          DECEMBER 31
                                                   MARCH 31         -----------------------
                                                     1995             1994           1993
                                                  -----------       --------       --------
    Deferred tax assets:
      Accounts receivable.......................   $ 207,000        $168,000       $216,000
      Inventory.................................     242,000         222,000        161,000
      Other assets..............................      52,000          51,000         86,000
                                                  -----------       --------       --------
                                                     501,000         441,000        463,000
    Deferred tax liabilities:
      Fixed assets..............................     376,000         326,000        352,000
                                                  -----------       --------       --------
    Net deferred tax asset......................   $ 125,000        $115,000       $111,000
                                                  ===========       ========       ========

               ALL AMERICAN SEMICONDUCTOR, INC. AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1994 IS
                                   UNAUDITED)



     The components of income tax expense for the three months ended March 31, 1995 and 1994 and for the years ended December 31, 1994, 1993 and 1992 are as follows:



                                                           CURRENT     DEFERRED     TOTAL
                                                          ----------   --------   ----------
    March 31, 1995
      Federal...........................................  $  346,000   $  8,000   $  354,000
      State.............................................      50,000      2,000       52,000
                                                          ----------   --------   ----------
                                                          $  396,000   $ 10,000   $  406,000
                                                           =========   ========    =========
    March 31, 1994
      Federal...........................................  $  275,000   $  2,000   $  277,000
      State.............................................      44,000         --       44,000
                                                           =========   ========    =========
                                                          $  319,000   $  2,000   $  321,000
                                                           =========   ========    =========
    December 31, 1994
      Federal...........................................  $  385,000   $ (3,000)  $  382,000
      State.............................................      26,000     (1,000)      25,000
                                                          ----------   --------   ----------
                                                          $  411,000   $ (4,000)  $  407,000
                                                           =========   ========    =========
    December 31, 1993
      Federal...........................................  $  962,000   $(11,000)  $  951,000
      State.............................................     145,000     (2,000)     143,000
                                                          ----------   --------   ----------
                                                          $1,107,000   $(13,000)  $1,094,000
                                                           =========   ========    =========
    December 31, 1992
      Federal...........................................  $  404,000   $ 51,000   $  455,000
      State.............................................      64,000      6,000       70,000
                                                          ----------   --------   ----------
                                                          $  468,000   $ 57,000   $  525,000
                                                           =========   ========    =========


     A reconciliation of the difference between the expected income tax rate using the statutory federal tax rate and the Company's effective tax rate is as follows:


                                                      THREE MONTHS
                                                       ENDED MARCH       YEARS ENDED DECEMBER
                                                           31                     31
                                                      -------------     ----------------------
                                                      1995     1994     1994     1993     1992
                                                      ----     ----     ----     ----     ----
    U.S. Federal income tax statutory rate..........  34.0%    34.0%    34.0%    34.0%    34.0%
    State income tax, net of federal income tax
      benefit.......................................   3.6      3.5      4.6      3.4      3.6
    Other -- including non-deductible items.........   5.4      2.5     15.0      1.7      3.4
                                                      ----     ----     ----     ----     ----
    Effective tax rate..............................  43.0%    40.0%    53.6%    39.1%    41.0%
                                                      ====     ====     ====     ====     ====



     The high effective tax rate for the year ended December 31, 1994 is primarily due to non-deductible entertainment expenses.


NOTE 7 -- CAPITAL STOCK, OPTIONS AND WARRANTS

     In June 1994, the Company issued an aggregate of 386,250 common stock purchase warrants in connection with a private placement of subordinated debentures (see Note 5 to Notes to Consolidated Financial Statements). The warrants are exercisable at any time between December 14, 1994 and June 13,

               ALL AMERICAN SEMICONDUCTOR, INC. AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1994 IS
                                   UNAUDITED)


1999 at an exercise price of $3.15 per share. In connection with this private placement, the placement agent received warrants to purchase 38,625 shares of the Company's common stock. The placement agent's warrants are exercisable for a four-year period commencing June 14, 1995 at an exercise price of $3.78 per share.

     During 1992, the Company sold units, each unit consisting of two shares of common stock and two warrants. In addition, the underwriters of this offering were issued warrants to purchase 175,000 units at $3.30 per unit. The underwriters' warrants are exercisable for a four-year period which commenced in June 1993. During 1993, the Company redeemed its then outstanding warrants. In addition, during 1993, 78,750 of the underwriters' warrants were exercised. As a result of these transactions, the Company received aggregate net proceeds of approximately $5,393,000 in 1993. During 1994, an additional 78,750 of the underwriters' warrants were exercised, leaving a balance of 17,500 warrants. The Company received aggregate net proceeds of approximately $465,000 in 1994. The net proceeds are being used for continued expansion and general working capital purposes.


     In March 1992, the Company issued a warrant to acquire 30,000 shares of its common stock at $1.00 per share in connection with a $1.0 million subordinated loan to the Company which was repaid in June 1992. This warrant was exercised in March 1995.



     In September 1987, the Company issued a warrant to acquire 90,000 shares of its common stock at $1.60 per share (after the 1989 stock split) relating to a since expired consulting agreement. In connection with the public offering completed in June 1992, the Company extended the exercise period of this warrant to June 1994. In May 1993, in connection with a new consulting agreement with the same party, the Company further extended the exercise period to June 1997 and issued additional warrants to acquire 90,000 shares of its common stock at $1.35 per share. At March 31, 1995, none of the warrants relating to these consulting agreements had been exercised.



     In June 1987, the Company reserved 375,000 shares of common stock for issuance under an employee stock option plan. In September 1992, the number of shares of common stock reserved for issuance under this stock option plan was increased to 750,000 shares, in 1993 the number of shares of common stock reserved for issuance under this stock option plan was increased to 1,750,000 shares and in 1994 the number of shares of common stock reserved was increased to 2,250,000 shares. As of March 31, 1995 outstanding options under this plan were as follows:



                                                                   NUMBER OF
                                                                    OPTIONS
                           DATE OF GRANT                          OUTSTANDING    OPTION PRICE
    -----------------------------------------------------------  -------------   ------------
    1991.......................................................      435,000     $ .75 -$1.03
    1993.......................................................      469,063     $1.375-$2.53
    1994.......................................................      261,500     $2.125-$2.63
    1995.......................................................        5,000            $1.84
                                                                 -------------
    Total outstanding..........................................    1,170,563
    Total exercised............................................      146,127
    Total available............................................      933,310
                                                                 -------------
                                                                   2,250,000
                                                                  ==========


     All such options outstanding are exercisable within six years from the date granted.

     In connection with the acquisition of the assets of Components (see Note 3 to Notes to Consolidated Financial Statements), the Company issued 98,160 unqualified stock options exercisable through January 1999 at an exercise price of $1.65 per share.

               ALL AMERICAN SEMICONDUCTOR, INC. AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1994 IS
                                   UNAUDITED)


     In connection with the acquisition of the assets of GCI Corp. (see Note 3 to Notes to Consolidated Financial Statements), the Company issued 117,551 unqualified stock options exercisable from September 1995 through September 1999 at an exercise price of $1.65 per share.

     In addition, under certain circumstances, the Company may be obligated to issue 1,000 shares of its common stock and 135,000 incentive stock options. See
Note 3 to Notes to Consolidated Financial Statements.

NOTE 8 -- COMMITMENTS/RELATED PARTY TRANSACTIONS

     In December 1991, the Company relocated its corporate offices and Miami warehouse to a 37,000 sq. ft. facility. In addition, a warehouse in New York was consolidated into this new Miami warehouse. In connection with the relocation and consolidation, the Company entered into a new lease with an unrelated third party which was to expire in December 1997. Annual rent payments under this lease totaled $57,000 in 1994.

     In May 1994, the Company terminated its lease covering the 37,000 sq. ft. facility and entered into a new lease with its then existing landlord to lease a new 110,800 sq. ft. facility for its corporate headquarters and Miami warehouse. The Company is utilizing approximately 75% of this new facility, the balance of which the Company is subleasing to an unrelated third party for a term of three years ending on July 14, 1997. This sublease has no renewal options and the Company has the right to recapture approximately 13,000 square feet of the sublet space from the tenant after the eighteenth month of the three-year term. The sublease provides for base rent of $5,000 per month increasing 5% per year and additional rent representing the subtenant's pro rata share of landlord pass-through expenses and other expenses pertaining to the sublet premises. The new lease has a term expiring in 2014 (subject to the Company's right to terminate at any time after the fifth year of term upon twenty-four months prior written notice and the payment of all outstanding debt owed to the landlord and without giving effect to the Company's three six-year options to renew at the fair market value rental rates) and provides for annual fixed rental payments totaling approximately $264,000 in the first year, $267,000 in the second year, $279,000 in each of the third, fourth and fifth years, $300,600 in the sixth year, $307,800 in the seventh year and in each year thereafter during the term, the rent shall increase once per year in an amount equal to the annual percentage increase in the consumer price index not to exceed 4% in any one year.

     In addition, a Company executive officer and director owns a one-third interest in a corporation that leased office space to the Company until December 1994. During 1994, the Company paid approximately $31,000 in rent to lease such office space.

     Approximate minimum future rental payments required under operating leases, which include 20 sales office locations, equipment under lease and the new corporate headquarters lease commencing in 1994, that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 1994, are as follows for the next five years:

                             YEAR ENDING DECEMBER 31
        -----------------------------------------------------------------
             1995........................................................  $1,307,000
             1996........................................................   1,218,000
             1997........................................................     987,000
             1998........................................................     644,000
             1999........................................................     444,000

               ALL AMERICAN SEMICONDUCTOR, INC. AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1994 IS
                                   UNAUDITED)



     Total rent expense, including real estate taxes and net of sublease income, amounted to approximately $235,000 and $158,000 for the three months ended March 31, 1995 and 1994, respectively, and $753,000, $526,000 and $492,000 for the years ended December 31, 1994, 1993 and 1992, respectively.


     Effective June 1, 1992, the Company entered into employment agreements with Paul Goldberg, its Chief Executive Officer, and Bruce M. Goldberg, its current President and Chief Operating Officer (collectively, the "1992 Agreements"). The 1992 Agreements are for three-year terms expiring on May 31, 1995. Pursuant to their 1992 Agreements, Paul Goldberg and Bruce M. Goldberg currently receive a base salary of $186,000 and $150,000 per annum, respectively. Under the 1992 Agreements, Paul Goldberg and Bruce M. Goldberg are also each entitled to receive a bonus equal to five percent of the Company's pre-tax income in excess of $1,000,000 in any calendar year. Such bonus compensation payable under the 1992 Agreements to Paul Goldberg and Bruce M. Goldberg is limited to $150,000 and $100,000 per annum, respectively. For the calendar year 1994, Paul Goldberg and Bruce M. Goldberg did not earn a bonus, although they were each paid $100,000 relating to bonuses earned for the Company's 1993 fiscal year.

     In addition, the 1992 Agreements provide for certain additional benefits, including participation in Company benefit plans, including the Deferred Compensation Plan, payments to the employee upon his disability, life insurance coverage and the continued use of a Company automobile. The agreements prohibit Paul Goldberg and Bruce M. Goldberg from competing with the Company for two years after any voluntary termination of employment or termination for cause. The agreements further provide that if there is a change in control (as defined) of the Company, the Company shall have the option to either extend the agreements for two additional years or terminate the agreements upon making a lump sum severance payment equal to two years compensation. Further, if Paul Goldberg or Bruce M. Goldberg were to be terminated without cause, each of them would be entitled to receive severance benefits equal to the greater of two years compensation or the remainder of the compensation due them under their respective employment agreements.

     Effective January 1, 1988, the Company established a deferred compensation plan (the "Deferred Compensation Plan") for executive officers and key employees of the Company. The employees eligible to participate in the Deferred Compensation Plan (the "Participants") are chosen at the sole discretion of the Board of Directors upon a recommendation from the Board of Directors' Compensation Committee. Pursuant to the Deferred Compensation Plan, commencing on a Participant's retirement date, he or she will receive an annuity for ten years. The amount of the annuity shall be computed at 30% of the Participant's Salary, as defined.


     Any Participant with less than ten years of service to the Company as of his or her retirement date will only receive a pro rata portion of the annuity. Retirement benefits paid under the Deferred Compensation Plan will be distributed monthly. The Company paid benefits under this plan of approximately $52,000 during 1994, none of which was paid to any executive officer. The maximum benefit payable to a Participant (including each of the executive officers) under the Deferred Compensation Plan is presently $22,500 per annum. At March 31, 1995 and December 31, 1994 the cash surrender values of insurance policies owned by the Company under the Plan, which provide for the accrued deferred compensation benefits, aggregated approximately $70,000 and $67,000, respectively.


     The Company maintains a 401(k) plan (the "401(k) Plan"), which is intended to qualify under Section 401(k) of the Internal Revenue Code. All full-time employees of the Company over the age of 21 are eligible to participate in the 401(k) Plan after completing 90 days of employment. Each eligible employee may elect to contribute to the 401(k) Plan, through payroll deductions, up to 15% of his or her salary, limited to $9,240 in 1994. The Company makes matching contributions and in 1994 its contributions were in the amount of 25% on the first 6% contributed of each participating employee's salary.

               ALL AMERICAN SEMICONDUCTOR, INC. AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1994 IS
                                   UNAUDITED)

NOTE 9 -- SETTLEMENT OF INSURANCE CLAIM

     In 1993, the Company settled its business interruption claim, which occurred during the third quarter of 1992, for $237,000. This settlement is reflected as other income in the Consolidated Statement of Income for the year ended December 31, 1993.

NOTE 10 -- CONTINGENCIES

     From time to time the Company may be named as a defendant in suits for product defects, breach of warranty, breach of implied warranty of merchantability, patent infringement or other actions relating to products which it distributes which are manufactured by others. In each case, the Company expects that the manufacturer of such products will indemnify the Company, as well as defend such actions on the Company's behalf although there is no guarantee that the manufacturers will do so.

NOTE 11 -- ECONOMIC DEPENDENCY


     For the three months ended March 31, 1995 and 1994, no supplier accounted for in excess of 10% of the Company's total purchases.


     For the year ended December 31, 1994, purchases from one supplier were in excess of 10% of the Company's total purchases and aggregated approximately $12,200,000. The net outstanding accounts payable to this supplier at December 31, 1994 amounted to approximately $246,000.

     For the year ended December 31, 1993, purchases from one supplier were in excess of 10% of the Company's total purchases and aggregated approximately $9,600,000. The net outstanding accounts payable to this supplier at December 31, 1993 amounted to approximately $178,000.

     For the year ended December 31, 1992, purchases from one supplier were in excess of 10% of the Company's total purchases and aggregated approximately $6,100,000. The net outstanding accounts payable to this supplier at December 31, 1992 amounted to approximately $300,000.

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE ANY OF THE DATES AS OF WHICH INFORMATION IS FURNISHED OR SINCE THE DATE OF THIS PROSPECTUS.

                         ------------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................    3
Prospectus Summary....................    4
Risk Factors..........................    8
Use of Proceeds.......................   13
Dividend Policy.......................   13
Market Information....................   14
Capitalization........................   15
Dilution..............................   16
Selected Consolidated Financial
  Data................................   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   18
Business..............................   27
Legal Proceedings.....................   37
Management............................   37
Executive Compensation................   40
Certain Transactions..................   47
Principal Shareholders................   48
Description of Securities.............   49
Shares Eligible for Future Sale.......   53
Underwriting..........................   54
Concurrent Registration of Shares for
  Future Sale by Warrant Holders......   55
Legal Matters.........................   56
Experts...............................   56
Index to Consolidated Financial
  Statements..........................  F-1


------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------
                                4,550,000 SHARES

                            $             PER SHARE


                             [ALL AMERICAN LOGO]
                     a leader in distribution technology


                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                         ------------------------------
                                   PROSPECTUS
                         ------------------------------


                      [LEW LIEBERBAUM & CO., INC. LOGO]



                                            , 1995
------------------------------------------------------
------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                                       ALTERNATE


                   SUBJECT TO COMPLETION, DATED MAY 25, 1995


PRELIMINARY PROSPECTUS


                             [ALL AMERICAN LOGO]
                     a leader in distribution technology




                                 210,000 SHARES

                                  COMMON STOCK


     This Prospectus relates to 210,000 shares of Common Stock, $.01 par value per share (the "Common Stock") of All American Semiconductor, Inc., a Delaware corporation (the "Company"), 180,000 which are issuable upon exercise of warrants previously issued by the Company and 30,000 of which are "restricted securities" which were acquired by the holder pursuant to the recent exercise of a warrant issued by the Company.



     180,000 shares of the shares of Common Stock offered hereby are issuable upon exercise of warrants previously granted to The Equity Group, Inc. (assigned to Robert D. Goldstein) to purchase 90,000 shares of Common Stock at an exercise price of $1.60 per share exercisable through June 18, 1997, and two additional warrants granted to The Equity Group, Inc. each to acquire 45,000 shares of Common Stock at an exercise price of $1.35 per share exercisable through May 14, 1998. The holders of the warrants have agreed not to sell the shares issuable upon the exercise of such warrants in the public marketplace for a period of 180 days from the date of this Prospectus without the prior written consent of Lew Lieberbaum & Co., Inc. (the "Underwriter".) The remaining 30,000 shares of Common Stock offered hereby (the "Restricted Shares") were issued by the Company pursuant to the exercise on March 23, 1995, by Sam Berman (who is the Company's landlord for its new corporate headquarters and distribution center) of a warrant granted on March 25, 1992, to Mr. Berman to acquire 30,000 shares of Common Stock at an exercise price of $1.00 per share exercisable through March 24, 1995. The holders of the warrants covering the 180,000 shares of Common Stock offered hereby and the Restricted Shares are hereinafter collectively referred to as the "Selling Holders". See "CONCURRENT REGISTRATION OF SHARES FOR FUTURE SALE BY WARRANTS HOLDERS" and "DESCRIPTION OF SECURITIES -- Existing Warrants."


     On the date of this Prospectus (the "Effective Date"), a Registration Statement under the Securities Act of 1933, as amended (the "Act"), with respect to an underwritten public offering (the "Offering") of 5,232,500 shares (including the 682,500 shares covered by the over-allotment option granted to the Underwriter) of Common Stock by the Company at a price of $ per share was declared effective by the Securities and Exchange Commission (the "Commission"). Sales pursuant to the Offering may have an adverse effect upon the market price of the Common Stock.

     The shares of Common Stock offered by this Prospectus may be sold from time to time by the Selling Holders or by their transferees. The distribution of the shares offered hereby may be effected in one or more transactions that may take place on the over-the-counter market, including ordinary brokers' transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees may be paid by the Selling Holders.

     The Selling Holders and intermediaries through whom such securities are sold may be deemed "underwriters" within the meaning of the Act with respect to the securities offered, and any profits realized or commissions received may be deemed underwriting compensation. The Company has agreed to indemnify the Selling Holders against certain liabilities, including liabilities under the Act.


     The Company will not receive any of the proceeds from the sale of securities by the Selling Holders. The Company has previously received $30,000 from the holder of the Restricted Shares in consideration of the issuance to him of such shares. In the event all of the outstanding warrants held by the Selling Holders are exercised, the Company will receive additional gross proceeds of $265,500 relating to the 180,000 shares covered by this Prospectus issuable upon the exercise of such outstanding warrants.



     The Company's Common Stock is traded on The Nasdaq Stock Market under the symbol "SEMI." On May 18, 1995, the last sale price of the Common Stock was $2.00 per share. See "MARKET INFORMATION."


AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
             PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE
                       DISCUSSION UNDER "RISK FACTORS."

                         ------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

             THE DATE OF THIS PROSPECTUS IS                , 1995.

                                                                       ALTERNATE


      CONCURRENT REGISTRATION OF SHARES FOR FUTURE SALE BY WARRANT HOLDERS


     Concurrently with the Offering, the Company is registering in this Prospectus 180,000 shares of its Common Stock underlying certain Existing Warrants and 30,000 shares of "restricted securities" which were acquired by the holder pursuant to the recent exercise of a warrant issued by the Company. None of these Existing Warrants have been exercised to date and none of the shares underlying these Existing Warrants or the Restricted Shares are being offered by the Underwriter. The Company is obligated to register these shares because of registration rights granted to the holders of these warrants when they were originally issued.



     The 180,000 shares of Common Stock being registered in this Prospectus underlying the Existing Warrants are issuable pursuant to (i) a warrant granted to The Equity Group, Inc. (assigned to Robert D. Goldstein, the President and a shareholder of The Equity Group, Inc.) to purchase 90,000 shares of Common Stock at an exercise price of $1.60 per share exercisable through June 18, 1997; and
(ii) two additional warrants granted to The Equity Group, Inc. each to acquire 45,000 shares of Common Stock at an exercise price of $1.35 per share exercisable through May 14, 1998. The Restricted Shares being registered were issued by the Company pursuant to the exercise on March 23, 1995, by Sam Berman (who was the Company's landlord for its prior corporate headquarters and warehouse facility and is the Company's landlord for its new corporate headquarters and distribution center) of a warrant granted on March 25, 1992, to Mr. Berman to acquire 30,000 shares of Common Stock at an exercise price of $1.00 per share exercisable through March 24, 1995. The warrant was granted to Mr. Berman in connection with his making a $1 million subordinated loan to the Company (the loan was repaid in June 1992 out of the proceeds of the 1992 Public Offering). See "DESCRIPTION OF SECURITIES -- Existing Warrants" and "SHARES ELIGIBLE FOR FUTURE SALE."



     The holders of the warrants referred to in (i) and (ii) above have agreed not to sell their shares in the public marketplace for a period of 180 days from the date of this Prospectus without the express written consent of the Underwriter. It is anticipated that the Selling Holders, from time to time, will offer their shares in the public marketplace. The Company will not receive any proceeds from the sale of such shares of Common Stock; however, the Company has previously received $30,000 in consideration of the issuance of the Restricted Shares and will receive additional proceeds upon the exercise of the outstanding warrants relating to 180,000 shares of the shares covered by this Prospectus. There are no material relationships between any of the Selling Holders and the Company or its subsidiaries or affiliates, nor have any such material relationships existed within the past three years, except as described hereinabove and in "DESCRIPTION OF SECURITIES -- Existing Warrants" and "BUSINESS -- Facilities and Systems -- Facilities."



     The sale of the Common Stock underlying the outstanding warrants held by the Selling Holders, subject to a restriction on such sales for a period of 180 days following the date hereof except with the written consent of the Underwriter, and the sale of the Restricted Shares may be effected from time to time in transactions (which may include block transactions by or for the account of the Selling Holders) in the over-the-counter market or in negotiated transactions, through the writing of options on the securities, pursuant to Rule 144, a combination of such methods of sale or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices.



     Selling Holders may effect such transactions by selling their securities directly to purchasers, through brokers-dealers acting as agents for the Selling Holders or to broker-dealers who may purchase shares as principals and thereafter sell the securities from time to time in the over-the-counter market, in negotiated transactions, or otherwise. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Holders and/or the purchasers for whom such broker-dealers may act as agents or to whom they may sell as principals or otherwise (which compensation as to a particular broker-dealer may be in excess of customary commissions). Upon the Company being notified by a Selling Holder that any material arrangement has been entered into by a Selling Holder with a broker-dealer for the purchase of any shares of Common Stock being registered in this Prospectus, the Company will file a

                                                                       ALTERNATE



supplemental prospectus pursuant to Rule 424(c) of the Act disclosing (i) the name of the Selling Holder and of the participating broker-dealer(s); (ii) the number of shares involved; (iii) the price at which such shares were sold; and
(iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable.


     The Selling Holders, and broker-dealers, if any, acting in connection with such sale might be deemed to be "underwriters" within the meaning of Section 2(11) of the Act and any commission received by them or any profit on the resale of the securities might be deemed to be underwriting discounts and commissioners under the Act.

                           CONCURRENT PUBLIC OFFERING

     On the date of this Prospectus, a registration statement under the Act with respect to an underwritten offering of 4,550,000 shares of Common Stock was declared effective by the Commission.


     Sales of Common Stock by the Company or by securityholders other than the Selling Holders, or even the potential of such sales, may have an adverse effect on the market price of the Company's Common Stock. The shares of Common Stock (other than the Restricted Shares) being offered by the Selling Holders may not be sold for a period of 180 days from the date of this Prospectus, except upon the written consent of the Underwriter.

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE ANY OF THE DATES AS OF WHICH INFORMATION IS FURNISHED OR SINCE THE DATE OF THIS PROSPECTUS.

                         ------------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................    3
Prospectus Summary....................    4
Risk Factors..........................    8
Dividend Policy.......................   13
Market Information....................   14
Capitalization........................   15
Dilution..............................   16
Selected Consolidated Financial
  Data................................   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   18
Business..............................   27
Legal Proceedings.....................   37
Management............................   37
Executive Compensation................   40
Certain Transactions..................   47
Principal Shareholders................   48
Description of Securities.............   49
Shares Eligible for Future Sale.......   53
Concurrent Registration of Shares for
  Future Sale by Warrant Holders......  A-2
Concurrent Public Offering............  A-3
Legal Matters.........................   56
Experts...............................   56
Index to Consolidated Financial
  Statements..........................  F-1


------------------------------------------------------
------------------------------------------------------
                                                                      ALTERNATE
------------------------------------------------------
------------------------------------------------------


                                 210,000 SHARES


                             [ALL AMERICAN LOGO]
                     a leader in distribution technology

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                         ------------------------------
                                   PROSPECTUS
                         ------------------------------

                                           , 1995


------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated costs and expenses to be incurred in connection with the Offering, other than underwriting discounts and commissions:

                                                                                AMOUNT(1)
                                                                                --------
    SEC Registration Fee......................................................  $  4,063
    NASD Fee..................................................................     1,642
    Nasdaq Market Listing Fee.................................................    17,500
    Printing and Engraving....................................................    50,000
    Underwriter's Non-Accountable Expense Allowance(2)........................   273,000
    Legal Fees and Expenses...................................................   100,000
    Accounting Fees and Expenses..............................................    30,000
    Blue Sky Fees and Expenses................................................    35,000
    Miscellaneous.............................................................    20,000
                                                                                --------
         Total................................................................  $531,205
                                                                                ========

---------------

(1) Estimated, except for SEC Registration Fee, NASD Fee and Nasdaq Market Listing Fee.
(2) $313,950 if the Underwriter's Over-Allotment Option is exercised in full.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As authorized by the Delaware General Corporation Law, directors and officers of the Company are indemnified against liability under certain circumstances. Reference is made to the Company's Certificate of Incorporation, as amended, and to "DESCRIPTION OF SECURITIES -- Certain Provisions Relating to Limitation of Liability and Indemnification of Directors."

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.


     Since May 15, 1992, the Registrant has issued and sold the following unregistered securities:



          (1) On March 25, 1992, the Company issued a warrant to acquire 30,000 shares of Common Stock at an exercise price of $1.00 per share exercisable through March 24, 1995, to a lender who made a $1 million subordinated loan to the Company (the loan was repaid in June 1992 out of the proceeds of the 1992 Public Offering). The warrant was exercised on March 23, 1995, and certificates for 30,000 restricted shares of Common Stock are in the process of being issued by the Company.



          (2) In connection with the 1992 Public Offering, the Company sold on June 26, 1992, to the 1992 Underwriters, for nominal consideration, 175,000 non-redeemable warrants (the "1992 Underwriters' Warrants") to purchase units (the "1992 Units"), each 1992 Unit consisting of two shares of Common Stock, one warrant to purchase one share of Common Stock for $1.10 and one warrant to purchase one share of Common Stock for $1.50. The 1992 Underwriters' Warrants are exercisable until June 18, 1997, at an exercise price of $3.30 per 1992 Unit, and have certain anti-dilution provisions. As of the date of this Registration Statement, only 17,500 of these 1992 Underwriters' Warrants have not been exercised together with the related warrants comprising part of the 1992 Unit underlying the 1992 Underwriters' Warrants.



          (3) On September 2, 1987, the Company issued to The Equity Group, Inc., its financial public relations firm (the "PR Firm"), a warrant to acquire 90,000 shares of Common Stock at an exercise price of $1.60 per share (as adjusted to give effect to the 1989 stock split) relating to a since expired consulting agreement covering financial public relations/investor relations services. In connection with the 1992

     Public Offering, the Company extended the exercise period of this warrant to June 18, 1994, and, in connection with entering into a new consulting agreement with the PR Firm as described below, the exercise period was extended again to June 18, 1997. As of the date of this Registration Statement, this warrant has not been exercised.



          (4) On May 14, 1993, the Company issued to the PR Firm two additional warrants each to acquire 45,000 shares of Common Stock at an exercise price of $1.35 per share through May 14, 1998. One of such warrants was issued to induce the PR Firm to enter into a new consulting agreement with the Company covering financial public relations/investor relations services and was fully vested and immediately exercisable and not forfeitable. The other warrant was forfeitable by the PR Firm if such consulting agreement was not renewed by the Company for a second year and was only exercisable commencing on May 14, 1994, if the consulting agreement was renewed for the second year. Such consulting agreement has been renewed for the second year and thus the second warrant has fully vested and is exercisable. As of the date of this Registration Statement, neither of these warrants has been exercised.



          (5) On June 14, 1994, the Company completed a private placement (the "1994 Private Placement") of 51.5 units, with each unit consisting of a 9% non-convertible subordinated debenture due 2004 in the principal amount of $100,000 issuable at par, together with 7,500 common stock purchase warrants exercisable at $3.15 per share. The 51.5 units issued represent debentures aggregating $5,150,000 together with an aggregate of 386,250 warrants. The debentures are payable in semi-annual installments of interest only commencing December 1, 1994, with the principal amount maturing in full on June 13, 2004. The Company is not required to make any mandatory redemptions or sinking fund payments. Each warrant issued can be exercised to purchase one share of the Company's Common Stock at any time between December 14, 1994 and June 13, 1999 at an exercise price equal to $3.15 per share.



          (6) As part of the 1994 Private Placement, RAS Securities Corp., as part of the consideration for acting as the placement agent for such offering, was issued on June 14, 1994, warrants to purchase 38,625 shares of Common Stock at any time between June 14, 1995 and June 13, 1999, at an exercise price equal to $3.78 per share. As of the date of this Registration Statement, none of the warrants issued in connection with the 1994 Private Placement has been exercised.



          (7) On January 24, 1994, in connection with the acquisition by the Company of substantially all of the assets of Components Incorporated ("Components"), the Company granted to Robert L. Ryan, the principal of Components, stock options to acquire 98,160 shares of Common Stock at an exercise price of $1.65 per share. This grant was part of the consideration paid by the Company for a covenant not to compete that restricts Mr. Ryan from competing with the Company and its Illinois Subsidiary for a period extending to the later of the third anniversary of Mr. Ryan's termination as an employee or January 24, 1999. The 98,160 stock options were valued at such time at $100,000. The options are exercisable, in whole or in part, at any time during the period commencing July 1, 1994 and ending January 23, 1999, subject to earlier termination on death or disability. As of the date of this Registration Statement, none of the stock options has been exercised.



          (8) On September 9, 1994, as part of the consideration paid by the Company to acquire substantially all of the assets of GCI Corp., the Company granted to GCI Corp. stock options covering 117,551 shares of Common Stock at an exercise price of $1.65 per share exercisable between September 9, 1995 and September 8, 1999. The 117,551 options were valued at such time at $144,000. As of the date of this Registration Statement, none of the stock options has been exercised.


     The sales of above securities were deemed to be exempt from registration under the Act in reliance on Section 4(2) of the Act, or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were attached to the share certificates, options and/or warrants issued in such transactions.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A) EXHIBITS


NUMBER                                     DESCRIPTION OF DOCUMENT
------       -----------------------------------------------------------------------------------
  1.1     -- Form of Underwriting Agreement, as amended.*
  1.2     -- Form of Selected Dealers Agreement, as amended.*
  3.1     -- Certificate of Incorporation, as amended (incorporated by reference to Exhibits to the Company's Registration Statement on Form S-1, File No. 33-15345-A and to the
             Company's Form 10-K for the fiscal year ended December 31, 1991).
  3.2     -- Bylaws (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the quarter ended June 30, 1994).
  4.1     -- Specimen Certificate of Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-2, File No. 33-47512).
  4.2     -- Form of Underwriter's Warrant Agreement, as amended.*
  5.1     -- Opinion of Rubin Baum Levin Constant Friedman & Bilzin Re: Legality.*
 10.1     -- Form of Indemnification Contracts with Directors and Executive Officers
             (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement
             on Form S-2, File No. 33-47512).
 10.2     -- Lease Agreement for Headquarters (incorporated by reference to Exhibit 10.2 to the
             Company's Form 10-K for the fiscal year ended December 31, 1991).
 10.3     -- Lease agreement for headquarters dated May 1, 1994 between Sam Berman d/b/a Drake
             Enterprises ("Drake") and the Company (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 1994), together with related agreement dated May 1, 1994 between Drake and the Company (incorporated by reference to Exhibit 10.5 to the Company's Form 10-K for the fiscal year ended
             December 31, 1994).
 10.4     -- Promissory Notes, all dated May 1, 1994, payable to the Company's landlord in the amounts of $865,000, $150,000 and $32,718 (incorporated by reference to Exhibit
             10.2 to the Company's Form 10-Q for the quarter ended March 31, 1994).
 10.5     -- Master Lease Agreement dated March 21, 1994, together with lease schedules for computer and other equipment (incorporated by reference to Exhibit 10.9 to the
             Company's Form 10-K for the fiscal year ended December 31, 1994).
 10.6     -- License Agreement for Patented Technology (incorporated by reference to Exhibit to the Company's Form 10-K for the fiscal year ended December 31, 1991).
 10.7     -- Revolving Credit Agreement, Master Promissory Note, Security Agreement and Stock
             Pledge Agreement, all dated December 29, 1992 with the Company's lender
             (incorporated by reference from the Company's Current Report on Form 8-K dated
             December 29, 1992).
 10.8     -- First Amendment to Revolving Credit Agreement (Letter Agreement), Master Promissory
             Note and Guaranty Agreement, all dated May 27, 1993, with the Company's lender
             (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended June 30, 1993).
 10.9     -- Second Amendment to Revolving Credit Agreement and First Amendment to Stock Pledge
             Agreement and Master Promissory Note, all dated July 19, 1993, with the Company's lender (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended June 30, 1993).
 10.10    -- Third Amendment to Revolving Credit Agreement and Master Promissory Note, both dated as of August 4, 1994, and Second Amendment to Stock Pledge Agreement,
             Security Agreement and Guaranty Agreement, all dated as of August 10, 1994, with the Company's lender (incorporated by reference to Exhibit 10.2 to the Company's
             Form 10-Q for the quarter ended June 30, 1994).

NUMBER                                     DESCRIPTION OF DOCUMENT
------       -----------------------------------------------------------------------------------
 10.11    -- Fourth Amendment to Revolving Credit Agreement and Master Promissory Note, both dated as of March 28, 1995, with the Company's lender (incorporated by reference to
             Exhibit 10.22 to the Company's Form 10-K for the fiscal year ended December 31,
             1994).
 10.12    -- Asset Purchase Agreement dated March 30, 1993 by and between All American
             Semiconductor of Rockville, Inc. and All American Transistor Corporation of D.C.
             (incorporated by reference to Exhibit 10.2 to the Company's Form 10-K for the fiscal year ended December 31, 1992).
 10.13    -- Asset Purchase Agreement dated January 5, 1994 by and between All American
             Semiconductor of Chicago, Inc. and Components Incorporated and as an exhibit thereto the employment agreement with Robert Ryan (incorporated by reference to exhibits to the Company's current report on Form 8-K dated January 19, 1994).
 10.14    -- Asset Purchase Agreement dated as of July 1, 1994 by and between the Company and
             GCI Corp.; Letter Agreement dated July 1, 1994 among the Company, GCI Corp., Robert
             Andreini, Joseph Cardarelli and Joseph Nelson; Guaranty dated July 1, 1994; and
             Amendment Letter to Asset Purchase Agreement and Letter Agreement dated July 15,
             1994 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended June 30, 1994).
 10.15    -- Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Company's
             Registration Statement on Form S-1, File No. 33-15345-A).
 10.16    -- Deferred Compensation Plan (incorporated by reference to Exhibit 10.5 to the
             Company's Registration Statement on Form S-2, File No. 33-47512).
 10.17    -- All American Semiconductor, Inc. 401(k) Profit Sharing Plan (incorporated by reference to Exhibit 10.25 to the Company's Form 10-K for the fiscal year ended
             December 31, 1994).
 10.18    -- Form of Financial Advisory and Investment Banking Agreement (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-2,
             File No. 33-47512).
 10.19    -- Form of Consulting Agreement, as amended.*
 10.20    -- Consulting Contract dated May 14, 1993 by and between the Company and The Equity
             Group, Inc. (incorporated by reference to Exhibit 10.19 to the Company's Form 10-K for the fiscal year ended December 31, 1993).
 10.21    -- Employment Agreement dated as of June 1, 1992 between the Company and Paul Goldberg
             (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement
             on Form S-2, File No. 33-47512).
 10.22    -- Employment Agreement dated as of May 24, 1995, between the Company and Paul
             Goldberg.*
 10.23    -- Employment Agreement dated as of June 1, 1992 between the Company and Bruce M.
             Goldberg (incorporated by reference to Exhibit 10.13 to the Company's Registration
             Statement on Form S-2, File No. 33-47512).
 10.24    -- Employment Agreement dated as of May 24, 1995, between the Company and Bruce M.
             Goldberg.*
 10.25    -- Employment Agreement dated as of May 24, 1995, between the Company and Howard L.
             Flanders.*
 10.26    -- Employment Agreement dated as of May 24, 1995, between the Company and Rick
             Gordon.*
 10.27    -- Warrant issued to Sam Berman in connection with the $1.0 million loan (incorporated by reference to Exhibit 10.4 to the Company's Form 10-K for the fiscal year ended
             December 31, 1991).
 10.28    -- Form of Warrant Extension Agreement relating to the Warrant issued to The Equity
             Group, Inc. (assigned to Robert D. Goldstein) (incorporated by reference to Exhibit
             10.15 to the Company's Registration Statement on Form S-2, File No. 33-47512).

NUMBER                                     DESCRIPTION OF DOCUMENT
------       -----------------------------------------------------------------------------------
 10.29    -- Warrant Certificates Nos. 93-1 and 93-2 dated as of May 13, 1993, issued to The
             Equity Group, Inc. (incorporated by reference to Exhibit 10.24 to the Company's
             Form 10-K for the fiscal year ended December 31, 1994).
 10.30    -- Form of Warrant Agreement (incorporated by reference to Exhibit 4.4 to the
             Company's Registration Statement on Form S-2, File No. 33-47512).
 10.31    -- Form of Underwriter's Warrant Agreement (incorporated by reference to Exhibit 4.5 of the Company's Registration Statement on Form S-2, File No. 33-47512).
 10.32    -- Fiscal Agency Agreement, dated as of June 8, 1994, between the Company and American
             Stock Transfer & Trust Co. ("American Stock Transfer"), as fiscal agent, paying agent and securities registrar (incorporated by reference to Exhibit 4.1 to the
             Company's Form 8-K dated June 14, 1994, and filed with the Commission on June 15,
             1994).
 10.33    -- Warrant Agreement, dated as of June 8, 1994, between the Company and American Stock
             Transfer, as warrant agent (incorporated by reference to Exhibit 4.2 to the
             Company's Form 8-K dated June 14, 1994, and filed with the Commission on June 15,
             1994).
 10.34    -- Placement Agent's Warrant Agreement, dated as of June 8, 1994, between the Company and RAS Securities Corp. (incorporated by reference to Exhibit 4.3 to the Company's
             Form 8-K dated June 14, 1994, and filed with the Commission on June 15, 1994).
 10.35    -- Promissory Note, dated May 1, 1995, payable to Drake, the Company's landlord, in the amount of $90,300.*
 10.36    -- Amended and Restated All American Semiconductor, Inc. Employees' Officers',
             Directors' Stock Option Plan.*
 11.1     -- Earnings per share; see Note 1 to Notes to Consolidated Financial Statements
             regarding computation of per share earnings.
 21.1     -- List of Subsidiaries of Registrant (incorporated by reference to Exhibit 21.1 to the Company's Form 10-K for the fiscal year ended December 31, 1994).
 23.1     -- Consent of Rubin Baum Levin Constant Friedman & Bilzin (included as part of Exhibit
             5.1).*
 23.2     -- Consent of Lazar, Levine and Company LLP, independent certified public accountants
             (included at page II-8).*
 24.1     -- Powers of Attorney (included as part of Signatures).**
 27.1     -- Financial Data Schedule (incorporated by reference to Exhibit 27.1 to the Company's
             Form 10-Q for the fiscal quarter ended March 31, 1995).


     (B) FINANCIAL STATEMENT SCHEDULES*

SCHEDULE                                    DESCRIPTION
--------     --------------------------------------------------------------------------
   II        Amounts Receivable from Related Parties and Underwriters, Promoters, and
             Employees other than Related Parties.

---------------

*  Filed herewith

** Previously filed


ITEM 17.  UNDERTAKINGS.

     The Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purposes of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of
     Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (5) (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (6) To provide to the Underwriter at the closing specified in the Underwriting Agreement certificates in such denomination and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, All American Semiconductor, Inc., has duly caused this amendment no. 1 to registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Miami, Florida on the 25th day of May, 1995.


                                          ALL AMERICAN SEMICONDUCTOR, INC.

                                          By:       /s/  PAUL GOLDBERG

                                            ------------------------------------
                                                       Paul Goldberg,
                                              Chairman of the Board and Chief
                                                      Executive Officer
                                               (Principal Executive Officer)


     Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to registration statement has been signed below by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                  TITLE                     DATE
---------------------------------------------   -------------------------------   --------------

                  /s/  PAUL GOLDBERG            Chairman of the Board and Chief     May 25, 1995
---------------------------------------------     Executive Officer (Principal
                Paul Goldberg                     Executive Officer)

                          *                     President and Chief Operating       May 25, 1995
---------------------------------------------     Officer and Director
              Bruce M. Goldberg

             /s/  HOWARD L. FLANDERS            Vice President, Chief Financial     May 25, 1995
---------------------------------------------     Officer and Director
             Howard L. Flanders                   (Principal Financial and
                                                  Accounting Officer)

                          *                     Senior Vice President of Sales      May 25, 1995
---------------------------------------------     and Marketing and Director
                 Rick Gordon

                          *                     Director                            May 25, 1995
---------------------------------------------
             Sheldon Lieberbaum

                          *                     Director                            May 25, 1995
---------------------------------------------
                S. Cye Mandel

       *By:         /s/  PAUL GOLDBERG
---------------------------------------------
               Paul Goldberg,
              Attorney-in-Fact

              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

All American Semiconductor, Inc.
Miami, Florida

     We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-1, of our report included herein dated March 10, 1995, except as to Note 5, the date of which is March 28, 1995, relating to the consolidated financial statements of All American Semiconductor, Inc. and Subsidiaries. We also consent to the application of our report to Financial Statement Schedule II listed under Item 16(b) of this Registration Statement when such schedule is read in conjunction with the consolidated financial statements referred to in our report. The audits referred to in such report also include such schedule. We also consent to the references to our firm under the headings "Experts" and "Selected Consolidated Financial Data" in the Prospectus. However, it should be noted that Lazar, Levine & Company LLP has not prepared or certified such "Selected Consolidated Financial Data."


                                          /s/ LAZAR, LEVINE & COMPANY LLP


New York, NY

May 25, 1995

                                                                     SCHEDULE II

               ALL AMERICAN SEMICONDUCTOR, INC. AND SUBSIDIARIES

           AMOUNTS RECEIVABLE FROM RELATED PARTIES AND UNDERWRITERS,
              PROMOTERS, AND EMPLOYEES OTHER THAN RELATED PARTIES

                                                                  DEDUCTIONS                 BALANCE AT
                                  BALANCE AT               -------------------------        END OF PERIOD
                                  BEGINNING                 AMOUNTS        AMOUNTS     -----------------------
         NAME OF DEBTOR           OF PERIOD    ADDITIONS   COLLECTED     WRITTEN OFF   CURRENT     NOT CURRENT
--------------------------------  ----------   ---------   ---------     -----------   -------     -----------
1992:
Control Devices International...   $ 318,631      -0-      $ 318,631(1)      -0-         -0-           -0-

---------------

(1) The note receivable from Control Devices International, a joint venture between the Company and an unrelated third party, was reclassified as an Other Asset-Deferred Product Development cost during 1992, when the Company acquired 100% of the joint venture pursuant to a mandatory buy-out provision in the joint venture agreement.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    EXHIBITS
                                       TO

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         ------------------------------

                        ALL AMERICAN SEMICONDUCTOR, INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               INDEX TO EXHIBITS


                                                                                        SEQUENTIALLY
EXHIBIT                                                                                   NUMBERED
NUMBER                                      DESCRIPTION                                     PAGE
------       -------------------------------------------------------------------------  ------------
  1.1   --   Form of Underwriting Agreement, as amended...............................
  1.2   --   Form of Selected Dealers Agreement, as amended...........................
  4.2   --   Form of Underwriter's Warrant Agreement, as amended......................
  5.1   --   Opinion of Rubin Baum Levin Constant Friedman & Bilzin Re: Legality......

 10.19  --   Form of Consulting Agreement, as amended.................................
 10.22  --   Employment Agreement dated as of May 24, 1995, between the Company and
             Paul Goldberg............................................................
 10.24  --   Employment Agreement dated as of May 24, 1995, between the Company and
             Bruce M. Goldberg........................................................
 10.25  --   Employment Agreement dated as of May 24, 1995, between the Company and
             Howard L. Flanders.......................................................
 10.26  --   Employment Agreement dated as of May 24, 1995, between the Company and
             Rick Gordon..............................................................
 10.35  --   Promissory Note, dated May 1, 1995, payable to Drake, the Company's landlord, in the amount of $90,300.......................................
 10.36  --   Amended and Restated All American Semiconductor, Inc. Employees'
             Officers', Directors' Stock Option Plan..................................
 23.1   --   Consent of Rubin Baum Levin Constant Friedman & Bilzin (included as part of Exhibit 5.1)..........................................................
 23.2   --   Consent of Lazar, Levine and Company LLP, independent certified public accountants (included at page II-8)......................................
 24.1   --   Powers of Attorney*......................................................


---------------


* Previously filed


                                        i